As filed with the Securities and Exchange Commission on August 1, 2008.

Registration No. 333-136483

UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GLOBAL GEOPHYSICAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	1382	05-0574281
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3535 Briarpark Drive, Suite 200
Houston, Texas 77042
(713) 972-9200

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Richard A. Degner
Chairman of the Board, President and Chief Executive Officer
3535 Briarpark Drive, Suite 200
Houston, Texas 77042
(713) 972-9200

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bryce D. Linsenmayer Haynes and Boone, LLP 1221 McKinney Street, Suite 2100 Houston, Texas 77010 (713) 547-2000 (713) 236-5540 (fax)	Craig M. Murrin Vice President, Secretary and General Counsel Global Geophysical Services, Inc. 3535 Briarpark Drive, Suite 200 Houston, Texas 77042 (713) 972-9200 (713) 979-1560 (fax)	T. Mark Kelly Christopher S. Collins Vinson & Elkins LLP 1001 Fannin Street, Suite 2300 Houston, Texas 77002 (713) 758-2222 (713) 615-5883 (fax)

Approximate date of commencement of proposed sale of securities to the public:

As soon as practical after the effective date of this Registration Statement.

If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 1, 2008

Preliminary Prospectus

Shares

Common Stock

This is an initial public offering of shares of common stock of Global Geophysical Services, Inc. We are selling              shares of common stock, and the selling stockholders are selling              shares of common stock. Prior to this offering, there has been no public market for our common stock. We expect the initial offering price to be between $               and $               per share. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “GGEO.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Global Geophysical Services, Inc. (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

The underwriters may also purchase up to an additional            shares from us and            shares from the selling stockholders at the public offering price, less underwriting discounts and concessions, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission, nor any state securities commission or other regulatory body, has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares will be made on or about                       , 2008.

Jefferies & Company

The date of this prospectus is                        , 2008.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and underwriters have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is complete and accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, prospects and other information may have changed since this date.

This prospectus includes industry data and forecasts that we obtained from internal company surveys, market research, consultant surveys, publicly available information and industry publications and surveys. We believe that the information included in this prospectus from industry surveys, publications, consultant surveys and forecasts is accurate and reliable.

The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the Securities and Exchange Commission, or SEC, as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus, we disclose EBITDA, a non-GAAP financial measure. EBITDA is calculated as net income before interest expense, taxes, depreciation and amortization. EBITDA is not a substitute for GAAP measures of earnings and cash flow. EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by security analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results.

i

SUMMARY

This summary highlights selected information described in more detail later in this prospectus, but does not contain all of the information you should consider in making an investment decision. You should also read this entire prospectus, including the risks of investing in our common stock discussed in the section entitled “Risk Factors” and the financial statements and related notes appearing elsewhere in this prospectus before investing in our common stock. References in this prospectus to “Global,” the “company,” “us,” “our” or “we” are to Global Geophysical Services, Inc. and its subsidiaries unless the context requires otherwise.

If you are not familiar with some of the seismic industry terms used in this prospectus, please read our Glossary of Terms included as Appendix A to this prospectus.

GLOBAL GEOPHYSICAL SERVICES, INC.

Our Company

We are a worldwide land, transition zone and shallow marine seismic data acquisition and data processing services provider focused on delivering innovative solutions, high quality work and superior client service. The seismic data we generate is used by oil and gas exploration and production companies to locate potential reservoirs of oil and gas and to gain a better understanding of known reserves.  We were formed in 2003 by our management team to capture opportunities in the growing seismic industry and have experienced rapid growth since inception.  Our customers include national oil companies (NOCs) major integrated oil companies, independent oil and gas exploration and production companies, and seismic data library companies.

We provide conventional 2D and 3D seismic acquisition services, as well as our higher resolution Reservoir Grade 2D and 3D seismic solutions. Our Reservoir Grade seismic solutions offer improved spatial resolution and signal-to-noise ratio, which enables a better interpretation of the geologic structure and porosity changes in the reservoir. In addition to being a critical exploration tool, seismic data allows exploration and production companies to better understand their producing reservoirs, thereby maximizing production and recoverability levels of oil and natural gas reserves. A series of 3D surveys conducted in time lapse fashion, commonly referred to as 4D seismic, can help our clients monitor the movement of oil and gas fluids through the reservoir.

Our operating capabilities are global. Since we launched our first seismic crew in 2005, we have conducted operations in North and South America, Asia, North Africa and Sub-Saharan Africa. Our management team has extensive experience operating in over 60 countries, long-term client relationships and an understanding of operating conditions and sociopolitical dynamics in the U.S. and abroad.

We currently operate 14 seismic data acquisition crews domestically and internationally, with over 100,000 recording channels combined. We intend to deploy one additional crew by December 31, 2008.

We have the capability to operate in highly specialized and diverse environments, including desert, arctic, jungle, swamp, highland, shallow marine and transition zones. Transition zones are marine or fresh water coastal regions. Typical transition zones include beaches, swamps, and marshes. Shallow marine areas are those with water depths up to approximately 200 feet.

Our founders and senior management team are drawn from industry leading competitors, average over 22 years of seismic industry experience, and have a proven track record in establishing and managing global seismic businesses. We expect to continue to grow by leveraging our experience and expertise, continuing to provide high quality seismic data acquisition services, offering high-resolution products and using advanced technology and equipment.

Our Industry

Our business and overall demand for seismic services depends on worldwide levels of exploration, development and production expenditures made by our clients, who include national oil companies, major integrated oil and gas companies, independent oil and gas exploration and production companies, and seismic data library companies.

We believe that the following trends in our industry should benefit our operations:

Growing global demand for oil and gas.  With emerging market economies, particularly those of China and India, experiencing strong economic growth, global demand for energy is increasing at historic rates. Average daily global oil demand has grown 14 million barrels since 1995, roughly twice the amount it grew from 1980 to 1995, and is projected to grow roughly 76 million barrels per day in 2000 to 138 million barrels per day in 2030, according to the July, 2007 report of the National Petroleum Council(1) . Strong demand for energy, coupled with tightening supply, has caused oil and gas exploration and production companies to increase their exploration and development activities, which in turn drives demand for our services.

Historical lack of exploration spending.  According to the United States Energy Information Administration, in real dollar terms, geological and geophysical spending by major U.S. exploration and production companies in 2006 was only 60% of the amount spent in 1982 and exploration spending in 2006 was only 46% of comparable 1982 expenditures. Further, as reflected in the chart below, the majority of recent increases in expenditures in response to higher oil and gas prices have been predominately development-based. While the seismic data services we provide are used both for exploration and development activities, as global demand for oil and gas continues to increase and declining production rates result in the further marginalization of mature fields, we believe that exploration and production companies will commit significant capital to explore for new oil and gas reserves.

Aggregate Capital Spending of Major U.S. Exploration and Production Companies(2)

(1)                                  National Petroleum Council, Facing the Hard Truths About Energy,  46 (2007)

(2)                                  Source: United States Energy Information Administration. “Major U.S. Exploration and Production Companies” as defined by the United States Energy Information Administration consist of any U.S.-based company (or its parent company) that is publicly traded, and accounts for one percent or more of U.S. production or reserves of crude oil (including natural gas liquids) or natural gas, or one percent or more of U.S. refining capacity or refined product sales volume. Capital spending data has been converted to 2005 dollars using the Consumer Price Index published by the United States Bureau of Labor Statistics.

Recent technological advances in seismic data acquisition equipment and processing. In recent years, significant advances have been made in seismic data acquisition and processing capabilities. We believe that exploration and production companies will use this advanced technology, not only to acquire seismic data in previously unexplored regions, but also to continue “re-shooting” mature oil and gas basins to fully exploit known oil and gas reserves.

Improved drilling economics due to higher oil and gas prices. The high oil and gas prices of the past several years have made fields that were previously uneconomic or marginally economic increasingly attractive for oil and gas exploration and production companies to explore and develop. As a result, demand for seismic data acquisition has increased commensurately as operators are finding legacy fields and new fields that were previously uneconomic are now worthy of further analysis.

Trend towards drilling and developing non-conventional oil and gas resources. As a result of improvements in drilling and production-enhancement technologies, oil and gas companies are increasingly developing non-conventional oil and gas “resource plays”. Successful and economic production of resource plays frequently requires significant seismic data acquisition and processing activity to maximize the effectiveness of drilling and subsequent multi-stage fracturing operations.

Our Strategy

Our strategy is to expand our seismic data acquisition business and maximize utilization of our equipment and services. Specifically, we intend to:

Deploy highly experienced seismic crews. We intend to grow our seismic crew count from its current level of 14 crews by adding up to four additional crews by the end of 2009.  We are currently planning to have 15 crews deployed by the end of 2008 and up to 18 crews deployed by the end of 2009.  We seek to leverage our employees’ extensive experience operating in diverse environments throughout the world by mobilizing our crews to work in these challenging regions, where we believe we can earn higher margins for our products and services.

Continue to expand internationally. We have conducted or contracted to commence seismic data acquisition operations in North and South America, Asia North Africa and Sub –Saharan Africa. By operating in multiple locations and markets, we create a dynamic geographic portfolio, thereby reducing our dependence on individual and isolated markets. We also believe that certain international markets offer the best opportunities to maximize our expertise and operating margins.

Purchase and deploy industry leading technology and equipment at low costs. We use the latest generation seismic data acquisition equipment which provides our clients with high-density data collection capabilities. Substantially all of our seismic recording equipment is purchased from an industry leading seismic technology supplier at “most favored customer” pricing. We will continue to use the best available equipment to be a leader in providing seismic data acquisition solutions to our clients.

Utilize standardized equipment. We have assembled the largest inventory of standardized land, transition zone and shallow marine seismic recording systems in the industry We intend to continue to acquire and utilize standardized equipment which will allow us to realize reduced operating and training costs and higher equipment utilization.

Maintain an owner-manager culture throughout the company. We have broad employee ownership of our equity securities. High morale is integral to developing and maintaining crew productivity, revenue generation, and cost control. We believe our culture enhances our crews’ morale and is conducive to achieving these goals.

Leverage our strong relationships with oil and gas exploration and production companies. Our management team has an established track record with many large oil and gas companies that utilize our services, and we intend to continue to leverage our reputation to drive utilization of our assets.

Operate with a low cost structure. Our standardized equipment, broad experience base, and centralized support structure allow us to maintain a low overhead rate, which we believe will provide a competitive advantage over our larger competitors.

Continue to build on our strong industry brand. We plan to leverage the extensive experience of our personnel and the reputation we have created over the past several years to continue building Global as a strong industry brand known as an international seismic data acquisition and data processing company that provides reliable, high quality services, advanced technologies, innovative seismic solutions, and exceptional client service. We believe that establishing a brand known for excellence and leading edge technology will afford us the opportunity to earn higher margins due to the superior level of services we provide.

Our Strengths

We believe the following competitive strengths enable us to execute our strategy successfully.

Experienced employees with extensive client relationships. Our senior management team has a proven ability to attract high quality, experienced industry professionals to our company. We seek to employ highly motivated, entrepreneurial managers and seismic professionals with diverse skill sets and extensive client relationships with major integrated oil and gas companies, national oil companies, and independent oil and gas exploration and production companies. In addition to our experienced and highly qualified employees, we have the expertise and specialized equipment necessary to operate in diverse land, transition zone, and shallow marine environments.

New, technologically advanced equipment at “most favored customer” pricing. We built the company around new, technologically advanced recording equipment. We use standardized equipment designed with significant input from our management and purchased under a “most favored customer” pricing arrangement. By using standardized equipment, we are able to maximize productivity and utilization while minimizing operating and training costs.

Highly specialized marine vessels complementing high quality land, transition zone, and shallow marine assets. Our highly specialized vessels give us the capability to record seismic data sets contiguously from land, through the transition zone and out to water depths of approximately 200 feet. This provides our clients with a continuous data volume, enabling them to interpret oil and gas reservoirs extending across diverse surface environments.

High quality 3D survey design. We offer our Reservoir GradeSM 3D product for use in a variety of environments. Compared to standard 3D, we believe this product offers resolution disproportionately greater than the incremental price. Our geophysicists have also developed a progressive approach to seismic data acquisition that allows our clients to acquire a coarse exploration grade 3D seismic data set and later refine specific areas with higher-resolution 3D that retains the value of the original 3D data.

Strong and diverse client base. We have long-standing relationships with many national oil companies, large integrated and independent oil and gas exploration and production companies and seismic data library companies.

Our Challenges

We face a number of challenges in implementing our strategies, in addition to those set forth in the “Risk Factors” section of this prospectus. For example:

We derive almost all of our revenue from companies in the oil and gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the level and volatility of oil and gas prices.

A material reduction in the levels of exploration and development activities in our market areas could affect our business.

We operate in a highly competitive industry with price competition.

Our business is capital intensive and requires management focus to exploit opportunities throughout the world.

Our future expansion depends upon our ability to attract and retain highly qualified professionals to staff seismic crews.

For further discussion of these and other challenges we face, see “Risk Factors” beginning on page 9.

Corporate Information

Our principal executive offices are located at 3535 Briarpark Dr., Suite 200, Houston, Texas 77042, and our telephone number is (713) 972-9200. Our website address is www.globalgeophysical.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The Offering

Common stock offered by us	shares.
Common stock offered by the selling stockholders	shares.
Common stock to be outstanding after this offering	shares.

Use of proceeds

We expect to receive $in net proceeds from this offering. We intend to use $million of net proceeds from this offering to repay all outstanding indebtedness under our existing term credit facility. The balance of the net proceeds will be used to fund our capital expenditures. For more information, see “Use of Proceeds” on page 18.

We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Dividend policy

We have not declared or paid any cash dividends on our common stock, and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. For more information, see “Dividend Policy” on page 19.

Proposed Nasdaq Global Market symbol	GGEO.

Risk factors	For a discussion of certain risks associated with an investment in our common stock, please see the section entitled “Risk Factors” beginning on page 8.

The number of shares of our common stock that will be outstanding after this offering is             and excludes:

shares of our common stock issuable upon exercise of outstanding warrants with an exercise price of $             per share; and

9,203,058 shares of our common stock reserved for future issuance under our 2006 Incentive Plan.

In addition, except as otherwise noted, all information in this prospectus assumes:

the conversion of all outstanding shares of our Class A and Class B common stock into             shares of our common stock; the conversion of all outstanding shares of our Series A preferred stock into             shares of our common stock; a             -for-             split of our common stock effective immediately prior to the closing of this offering; the filing of our restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and no exercise of the underwriters’ over-allotment option.

Summary Financial and Operating Data

The following table presents our summary historical financial data for the periods indicated. The data for the years ended December 31, 2005, 2006, and 2007, and for the three months ended March 31, 2007 and 2008  has been derived from our audited financial statements included elsewhere in this prospectus. For further information that will help you better understand the summary data, you should read this financial data in conjunction with the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and the financial statements and related notes and other financial information included elsewhere in this prospectus. These historical results are not necessarily indicative of results to be expected for any future periods.

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$24,724,062	$83,577,205	$225,742,071	$41,668,611	$78,126,081

Expenses:
Operating expenses	17,488,477	66,717,345	188,304,571	34,543,563	58,546,031
Selling, general and administrative expenses	5,222,264	9,146,367	18,684,574	3,342,697	6,277,742
Interest expense	624,092	4,079,185	11,953,797	3,345,471	7,875,933
Other income, net(1)	118,016	202,038	578,558	497,883	62,895
Income tax expense	495,365	1,934,417	4,940,922	345,862	2,076,020
Net income (loss)	1,011,880	$1,901,929	$2,436,765	$588,901	$3,413,250

Cash Flows Data:
Cash flows provided by (used in) operating activities	$7,556,718	$(2,288)	$12,956,455	$(19,013,815)	$(11,769,003)
Cash flows (used in) investing activities	(9,613,086)	(73,494,314)	(83,553,520)	(14,250,908)	(19,854,152)
Cash flows provided by financing activities	6,271,547	104,819,140	51,010,596	30,937,020	36,502,342

Other Data (unaudited):
EBITDA(2)	$3,916,204	$20,056,253	$52,662,806	$10,259,531	$25,063,928
Crew count, end of period	4	9	11	12	13
Seismic recording channels, end of period	14,220	54,902	79,402	56,902	99,902

	At December 31,		At March 31,
	2006	2007	2008
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$36,506,791	$16,920,322	$21,779,509
Total assets	172,647,653	253,443,802	304,670,672
Total debt, including current portion(3)	63,978,622	130,366,16	176,024,897
Total liabilities	97,034,213	183,398,711	231,277,249
Total stockholders’ equity	$75,613,440	$70,045,091	$73,393,423

(1)                                  Includes interest income, other income, and other expense.

(2)                                  EBITDA consists of net income before interest expense, taxes, depreciation and amortization. EBITDA is used as a supplemental financial measure by our management and by certain external users of our financial statements, such as investors and commercial banks, to assess:

the financial performance of our assets without regard to financing methods, capital structures or historical cost basis;

the ability of our assets to generate cash sufficient to pay interest on our indebtedness;

our operating performance and return on invested capital as compared to those of other companies in the seismic data acquisition industry, without regard to financing methods and capital structure; and

our compliance with certain financial covenants included in our term credit facility.

EBITDA has limitations as an analytical tool and should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with U.S. generally accepted accounting principles (“GAAP”). EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Limitations to using EBITDA as an analytical tool include:

EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or capital commitments;

EBITDA does not reflect changes in, or cash requirements necessary to service interest or principal payments on, our debt;

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following table presents a reconciliation of the non-GAAP financial measure of EBITDA to the most directly comparable GAAP financial measures on a historical basis for each of the indicated periods.

	Year Ended December 31,			Three Months Ended March 30,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Reconciliation of EBITDA to Net Income:
Net income	$1,011,880	$1,901,929	$2,436,765	$588,901	$3,413,250
Add: interest expense	624,092	4,079,185	11,953,797	3,345,471	7,875,933
Add: income tax expense	495,365	1,934,417	4,940,922	345,862	2,076,020
Add: depreciation and amortization	1,784,867	12,140,722	33,331,322	5,979,297	11,698,725
EBITDA	$3,916,204	$20,056,253	$52,662,806	$10,259,531	$25,063,928

Reconciliation of EBITDA to Cash Flows from Operations:
Net cash provided by operating activities	$7,556,718	$(2,288)	$12,956,455	$(19,013,815)	$(11,769,003)

Add: interest expense	624,092	4,079,185	11,953,797	3,345,471	7,875,933
Add: income tax expense	495,365	1,934,417	4,940,922	345,862	2,076,020
Less: amortization of debt issuance costs	—	309,232	1,362,232	1,102,272	3,211,583
Less: Accretion of debt issue discount	—	—	—	—	67,124
Less: non-cash compensation	6,569	143,956	610,857	52,420	254,047
Less: deferred income tax	372,000	1,742,990	2,508,632	167,667	328,503
Less: loss on disposal of property and equipment	10,125	49,323	65,267	11,659	—
Less: increase (decrease) in operating assets and liabilities	4,371,277	(16,290,440)	(27,358,620)	(26,916,031)	(30,742,235)
EBITDA	$3,916,204	$20,056,253	$52,662,806	$10,259,531	$25,063,928

(3) Includes unamortized original issue discount of $2,632,876 at March 31, 2008 and $0 and $0 at December 31, 2007 and 2006 respectively.

RISK FACTORS

An investment in our common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. The occurrence of any of the following risks could materially harm our business, financial condition or results of operations. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

If oil and gas prices or the level of capital expenditures by oil and gas companies were to decline, demand for our services could decline and our results of operations could be adversely affected.

Demand for our services depends upon the level of spending by oil and gas companies for exploration, production and development activities, which activities depend in large part on oil and gas prices. Spending on services such as those we provide our clients are of a highly discretionary nature and subject to rapid and material change. Any significant decline in oil and gas related spending on behalf of our clients could cause us to alter our capital spending plans and could have a material adverse effect on our financial condition and results of operations. Additionally, increases in oil and gas prices may not increase demand for our services or otherwise have a positive effect on our financial condition or results of operations. Our clients’ willingness to explore, develop, and produce depends largely upon prevailing industry conditions that are influenced by numerous factors over which our management has no control, such as:

the supply of and demand for oil and gas;

the level of prices, and expectations about future prices, of oil and gas;

the cost of exploring for, developing, producing and delivering oil and gas;

the expected rates of declining current production;

the discovery rates of new oil and gas reserves;

weather conditions, including hurricanes that can affect oil and gas operations over a wide area as well as less severe inclement weather that can preclude or delay seismic data acquisition;

domestic and worldwide economic conditions;

political instability in oil and gas producing countries;

technical advances affecting energy consumption;

government policies regarding the exploration, production and development of oil and gas reserves;

the ability of oil and gas producers to raise equity capital and debt financing; and

merger and divestiture activity among oil and gas producers.

The level of oil and gas exploration and production activity in our markets is volatile. Expected trends in oil and gas production activities may not continue and demand for our services may not reflect the level of activity in the industry. Any prolonged substantial reduction in oil and gas prices would likely affect oil and gas production levels and therefore affect demand for the services we provide. A material decline in oil and gas prices or drilling activity levels could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations involve substantial capital requirements. If we are unable to finance these requirements, our ability to continue our expansion and maintain our profitability could be affected.

Our sources of working capital are limited. We have historically funded our working capital and capital expenditure requirements with cash generated from operations, private equity offerings, cash reserves, and short term borrowings from commercial banks. Our capital requirements continue to increase, primarily due to the expansion of our crew counts, equipment levels and operating infrastructure. If we were to expand our operations at a rate exceeding operating cash flow, or if current demand or pricing of geophysical services were to decrease substantially, additional financing could be required. If we were not able to obtain such financing when needed, our ability to pursue our expansion and maintain our profitability would be negatively impacted.

Technological change in our business creates risks of technological obsolescence and requirements for future capital expenditures. If we are unable to keep up with these technological advances, we may not be able to compete effectively.

The development of seismic data acquisition equipment has been characterized by rapid technological advancements in recent years and we expect this trend to continue. Manufacturers of seismic equipment may develop new systems that have competitive advantages relative to systems now in use that either render the equipment we currently use obsolete or require us to make substantial capital expenditures to maintain our competitive position. In addition, we acquire substantially all of our recording equipment from one supplier. If this supplier fails to maintain state of the art technology or experiences technological difficulties, we could be adversely impacted. We intend to upgrade our data acquisition systems as often as necessary to maintain our competitive position. However, to do so may require large expenditures of capital in addition to our budgeted capital expenditures. We may not have the capital necessary to upgrade our equipment to maintain our competitive position or to complete our presently planned capital expenditure program, or that the financing required to enable such upgrade will be available on favorable terms. If we are unable to raise the capital necessary for our capital expenditure program or otherwise unable to upgrade our data acquisition systems as needed, we may be unable to maintain our competitive position.

We may be unable to attract and retain skilled and technically knowledgeable employees, which could adversely affect our business.

Our success depends upon attracting and retaining highly skilled professionals and other technical personnel. A number of our employees are highly skilled scientists and highly trained technicians, and our failure to continue to attract and retain such individuals could adversely affect our ability to compete in the seismic services industry. We may confront significant and potentially adverse competition for these skilled and technically knowledgeable personnel, particularly during periods of increased demand for seismic services. Additionally, there is a shortage of skilled and technical personnel available in the market, potentially compounding the difficulty of attracting and retaining these employees. As a result, our business, results of operations and financial condition may be materially adversely affected.

Our industry has recently experienced shortages in the availability of equipment. Any difficulty we experience replacing or adding equipment could adversely affect our business.

We may not be able to acquire equipment to replace our existing equipment or add additional equipment. The high demand for the services that we provide has decreased the supply of geophysical equipment, resulting in extended delivery dates on orders of new equipment. Any delay in obtaining equipment could delay our implementation of additional crews and restrict the productivity of our existing crews. Our required equipment may not continue to be available to us at costs which allow us to be profitable. A delay in obtaining equipment essential to our operations could have a material adverse effect on our financial condition and results of operations.

The high fixed costs of our operations could result in operating losses.

We are subject to high fixed costs which primarily consist of depreciation, a non-cash item, maintenance expenses associated with their seismic data acquisition equipment and crew costs. Because substantially all of our equipment is new or nearly new, our depreciation expense relative to our revenue is higher than that of many of our competitors. In addition, ongoing maintenance capital expenditures, as well as new equipment investment, can be significant. As a result, any extended periods of significant downtime or low productivity caused by reduced demand, weather interruptions, equipment failures, permit delays or other causes could have a material adverse effect on our financial condition and results of operations.

Our operations are subject to delays related to obtaining land access rights of way from third parties which could affect our results of operations.

Our seismic data acquisition operations could be adversely affected by our inability to obtain timely right of way usage from both public and private land and/or mineral owners. Delays associated with obtaining such rights of way could have a material adverse effect on our financial condition and results of operations.

Our revenue is subject to fluctuations that are beyond our control, which could adversely affect our results of operations in any financial period.

Our operating results vary in material respects from quarter to quarter and will continue to do so in the future. Factors that cause variations include the timing of the receipt and commencement of contracts for seismic data acquisition and clients’ budgetary cycles, both of which may be beyond our control. Combined with our high fixed costs, these revenue fluctuations could have a material adverse effect on our results of operations in any fiscal period.

We face intense competition in our business that could result in downward pricing pressure and the loss of market share.

Competition among seismic contractors historically has been, and likely will continue to be, intense. Competitive factors have in recent years included price, crew experience, equipment availability, technological expertise and reputation for quality and dependability. We also face increasing competition from nationally-owned companies in various international jurisdictions that operate under less significant financial constraints than those we experience. Many of our competitors have greater financial and other resources, more clients, greater market recognition and more established relationships and alliances in the industry than we do. Additionally, the seismic data acquisition business is extremely price competitive and has a history of protracted periods of months or years where seismic contractors under financial duress bid jobs below cost and therefore adversely impact industry pricing. Competition from these and other competitors could result in downward pricing pressure and the loss of market share.

If we do not manage our recent growth and expansion effectively, our results of operations could be affected.

We have experienced substantial growth to date, adding  a net of 14 seismic data acquisition crews since inception. This growth has presented a challenge to our systems, processes, resources, personnel, management and other infrastructure and support mechanisms. The following factors could present difficulties to us:

lack of sufficient executive-level and crew personnel;

increased administrative burden; and

increased logistical problems common to large, expansive operations.

If we do not manage these growth challenges effectively, our profitability and results of operations could be adversely affected, our management resources may be diverted and our future growth impeded.

Our business is subject to domestic governmental regulation which may adversely affect our future operations.

Our operations are subject to a variety of federal, state and local laws and regulations, including laws and regulations relating to the protection of the environment and archeological sites. In particular, the United States Environmental Protection Agency, the United States Coast Guard, the United States Bureau of Land Management and various state agencies may directly determine whether and when seismic surveys are permitted in certain areas of the United States and the Gulf of Mexico. We are required to expend financial and managerial resources to comply with such laws and related permit requirements for our operations, and we anticipate that we will continue to be required to do so in the future. The fact that such laws or regulations change frequently makes it impossible for us to predict the cost or impact of such laws and regulations on our future operations. The adoption of laws and regulations that have the effect of reducing or curtailing exploration and production activities by energy companies could have a material adverse effect on our results of operations by reducing demand for our services.

International operations subject us to foreign regulations and risks, including changes in social, political and economic conditions.

We conduct operations on a global scale. In fiscal year 2007, approximately 39% of our property, plant and equipment was located outside the United States, and approximately 32% of our revenue was attributable to operations in foreign countries.

We expect our exposure to foreign markets to increase as we expand our operations internationally. As is the case for most companies with foreign operations and sales, we are exposed to market risks relating to fluctuations in interest rates and foreign currency exchange rates. We are also exposed to risks associated with changes in the laws and policies governing foreign investments and, to a lesser extent, changes in United States laws and regulations relating to foreign trade and investment. Changes in laws, regulations and conditions could have a material adverse effect on our business or financial condition.

We have supply agreements with a limited number of key suppliers, the loss of any one of which could have a material adverse effect on our financial condition and results of operations.

We have negotiated substantial volume discounts with certain of our key suppliers upon whom we rely for the recording equipment we use in our operations. For example, we purchase substantially all of our seismic data acquisition equipment from two key suppliers. If either of our key suppliers or any other supplier discontinues operations or otherwise refuses to honor its supply agreement with us, we may be required to enter into agreements with alternative suppliers on terms less favorable to us, including increased product costs and longer delivery lead times. The loss of any of our key suppliers could have a material adverse effect on our financial condition and results of operations.

We operate in remote environments under hazardous conditions that subject us and our employees to risk of damage to property or personal injury.

Our business is subject to the general risks inherent in land and marine-based seismic data acquisition activities. Our activities are often conducted in remote areas under dangerous conditions, including the detonation of dynamite. Operating in hazardous environments carries with it inherent risks, such as loss of human life or equipment, as well as the risk of downtime or reduced productivity caused by weather interruptions, or equipment failures caused by an adverse operating environment. These risks could cause us to experience equipment losses, injuries to our personnel and interruptions in our business. In addition, we could be subject to personal injury or real property damage claims in the normal operation of our business. For example, our crews are mobile and equipment and personnel are subject to vehicular accidents. Such claims may not be covered under the indemnification provisions in our general service agreements to the extent that the damage is due to our negligence, gross negligence or intentional misconduct. In some cases, we may not be able to obtain insurance against certain risks or for certain equipment located from time to time in certain parts of the world.

Weather may adversely affect our ability to conduct business.

Our seismic data acquisition operations could be adversely affected by inclement weather conditions. Delays associated with weather conditions could have a material adverse effect on our financial condition and results of operations. For example, weather delays focused on a particular project or region could lengthen the time to complete the project, resulting in decreased margins to us. In addition, our operations in or near the Gulf of Mexico may be subject to stoppages for hurricanes, particularly during the period ranging from June to November. Accordingly, the results of any one quarter are not necessarily indicative of annual results or continuing trends.

We are subject to compliance with stringent environmental laws and regulations that may expose us to significant costs and liabilities.

Our operations are subject to stringent federal, provincial, state and local environmental laws and regulations in the United States and foreign jurisdictions governing the discharge of materials into the environment or otherwise to environmental protection. These laws and regulations may impose numerous obligations that are applicable to our operations including the acquisition of permits before commencing regulated activities, the limitation or prohibition of seismic activities in environmentally sensitive or protected areas such as wetlands or wilderness areas, the incurrence of capital expenditures to limit or prevent releases of materials from our operating areas and the imposition of substantial liabilities for pollution resulting from our operations. Numerous governmental authorities, such as the federal Environmental Protection Agency and analogous state agencies in the United States and governmental bodies with control over environmental matters in foreign jurisdictions, have the power to enforce compliance with these laws and regulations and any permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws, regulations, and permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing some or all of our operations.

There is inherent risk of incurring significant environmental costs and liabilities in our operations due to our handling of explosives and use of materials that have the potential to adversely affect the environment. Joint and several, strict liability may be incurred under these environmental laws and regulations in connection with discharges or releases of materials used in or resulting from our operations. Private parties may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. In addition, changes in environmental laws and regulations occur frequently, and any such changes that result in more stringent and costly waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our operations or financial position. We may not be able to recover some or any of these costs from insurance.

We are dependent upon a small number of significant clients.

We derive a significant amount of our revenue from a small number of oil and gas exploration and development companies. During 2007, our three largest clients accounted for approximately     %,     %, and     % of revenue, respectively. While our revenue is derived from a concentrated client base, our significant clients may vary between years. If we lose one or more major clients in the future, or if one or more clients encounter financial difficulties, our business, financial condition and results of operations could be materially and adversely affected.

Our success depends on key members of our management, the loss of any of whom could disrupt our business operations.

We depend to a large extent on the services of some of our executive officers and directors.  The loss of the services of Richard A. Degner, our Chairman of the Board, President and Chief Executive Officer, or other key personnel could disrupt our operations.

Our indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.

On February 7, 2007 we entered into a $130 million term loan and revolving credit facility extended to us by a syndicate of banks led by Credit Suisse, and on January 16, 2008 we replaced this facility and increased the total size to $200 million. This replacement credit facility consists of a $120 million senior secured term loan facility with a maturity of seven years, a $30 million senior secured revolving line of credit, under which we have the ability to borrow, repay, and reborrow, from time to time, with a maturity of six years, and a $50 million second-lien facility with a maturity of seven years and six months. Borrowings under the $120 million senior secured term portion of the credit facility bear interest at a rate of LIBOR plus 4.75% or the prime rate plus 3.75%. That portion was issued at a discount of 1%, so our gross loan proceeds received were 99% of the face amount of the loan. Borrowings under the $50 million second-lien portion of the facility bear interest at a rate of LIBOR plus 8.50% or the prime rate plus 7.50%. That portion was issued at a discount of 3%, so our gross loan proceeds received were 97% of the face amount of the loan. Borrowings under the revolving credit portion of the facility bear interest at a rate that declines from LIBOR plus 4.75% or the prime rate plus 3.75% according to a pre-set scale as leverage decreases, to a minimum level of LIBOR plus 3.5% or the prime rate plus 2.5%. There is no prepayment fee for optional early prepayment of the senior secured term loan. The second lien term loans carry a prepayment fee of 3%, 2%, and 1% if optional prepayments are made prior to the first, second, and third anniversary of the closing date respectively. Beginning after December 31, 2008, we are required to apply 75% of our “Excess Cash Flow” (defined as EBITDA minus capital expenditures and certain other exclusions) to the repayment of the term loans.

The facilities are collateralized by first and second priority security interests, respectively, on substantially all of our assets, excluding our headquarters facility and certain equipment financed through capital leases. The facility includes customary financial and negative covenants for credit facilities of this type, including covenants requiring the maintenance of, a total debt to consolidated EBITDA ratio and a ratio of consolidated EBITDA to consolidated interest expense. These include covenants requiring the maintenance of a total debt to consolidated EBITDA ratio of no more than 3.00x declining to no more than 2.75x on June 30, 2008 and thereafter in steps to no more than 1.50x on March 31, 2010. We are also required to maintain a ratio of consolidated EBITDA to consolidated interest expense of at least 3.25x, increasing to 3.50x on June 30, 2008 and thereafter in steps to at least 5.00x on March 31, 2010. The facility also includes certain limits on other indebtedness, certain limitations on liens, investments and capital expenditures, and other limitations customary for this type of facility. As of March  31, 2008, we were in compliance with these covenants.

The facilities are collateralized by first and second priority security interests, respectively, on substantially all of our assets, excluding our headquarters facility and certain equipment financed through capital leases.

Our current and future indebtedness could have important consequences to you. For example, it could:

impair our ability to make investments and obtain additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes;

limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal and interest payments on our indebtedness;

limit our ability to borrow funds that may be necessary to operate or expand our business;

put us at a competitive disadvantage to competitors that have less debt;

increase our vulnerability to interest rate increases; and

hinder our ability to adjust to rapidly changing economic and industry conditions.

Our ability to meet our debt service and other obligations may depend in significant part on the extent to which we can successfully implement our business strategy. We may not be able to implement or realize the benefits of our business strategy.

We plan to retire our existing credit facility with a portion of the proceeds of this offering. If we do not, our existing credit facilities impose restrictions on us that may affect our ability to successfully operate our business

Our term credit facility limits our ability to take various actions, such as:

incurring additional indebtedness;

incurring certain liens;

entering into sale and leaseback transactions;

paying dividends;

making investments;

entering into transactions with affiliates;

purchasing or acquiring property or assets;

merging or consolidating with other entities; and

selling all or substantially all of our assets.

In addition, our  senior credit facility requires us to maintain certain financial ratios and to satisfy certain financial conditions, several of which become more restrictive over time and may require us to reduce our debt or take some other action in order to comply with them.

These restrictions could also limit our ability to obtain future financings, make needed capital expenditures, withstand a downturn in our business or the economy in general, or otherwise conduct necessary corporate activities. For example, during our fiscal years ended December 31, 2008, 2009, and 2010 and subsequent years, our senior credit facility restricts us from incurring capital expenditures, other than in the ordinary course of business, in excess of $100 million, $110  million, and $90 million, respectively. We also may be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under our senior credit facility.

We intend to use a portion of the proceeds from this offering to repay this facility in full. See “Use of Proceeds” for more information regarding this risk.

We could incur a substantial amount of debt in the future, which could prevent us from fulfilling our debt obligations and make us more vulnerable to adverse economic conditions.

We are permitted to incur additional debt, subject to certain limitations under our term credit facility. If we incur additional debt in the future, our increased leverage could, for example:

make it more difficult for us to satisfy our obligations under our indebtedness and, if we fail to comply with the requirements of our indebtedness, could result in an event of default under such indebtedness;

require us to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow from working capital, capital expenditures and other general corporate activities;

limit our ability to obtain additional financing in the future for working capital, capital expenditures and other general corporate activities;

limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

detract from our ability to successfully withstand a downturn in our business or the economy generally; and

place us at a competitive disadvantage against less leveraged competitors.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenue. Oil and gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our clients’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Revenue derived from our contracts may not be sufficient to cover our costs of completing those contracts. As a result, our results of operations may be negatively impacted.

The revenue we receive from a contracted project is determined, in part, by the price we receive for our services and the productivity of our crew. Our crew’s productivity is partly a function of external factors, such as weather and third party delays, over which we have no control. If we under-price our services or our crew encounters operational difficulties or delays, our revenue will decrease and we may incur a loss under the contract.

Risks Related to this Offering and Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part or all of your investment.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Global Market or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

general economic and stock market conditions;

risks relating to our business and our industry, including those discussed above;

strategic actions by us or our competitors;

announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

variations in our quarterly results of operations;

future sales of our common stock; and

 investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

A decrease in the market price of our common stock could cause you to lose some or all of your investment.

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets and the issuance of additional shares of common stock in future acquisitions.

Sales of a substantial number of shares of our common stock in the public market after this offering or the perception that these sales may occur could cause the market price of our common stock to decline. In addition, the sale of these shares in the public market could impair our ability to raise capital through the sale of additional common or preferred stock. After this offering, we will have shares of common stock outstanding. Of these shares, all shares sold in the offering, other than shares, if any, purchased by our affiliates, will be freely tradable. See “Shares Eligible for Future Sale” for more information regarding this risk.

In addition, in the future, we may issue shares of our common stock in connection with acquisitions of assets or businesses. If we use our shares for this purpose, the issuances could have a dilutive effect on the value of your shares, depending on market conditions at the time of an acquisition, the price we pay, the value of the business or assets acquired, and our success in exploiting the properties or integrating the businesses we acquire and other factors.

The equity trading markets may be volatile, which could result in losses for our stockholders.

In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. The market price of our common stock could similarly be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

changes in securities analysts’ recommendations and their estimates of our financial performance;

the public’s reaction to our press releases, announcements and our filings with the Securities and Exchange Commission and those of our competitors;

fluctuations in broader stock market prices and volumes, particularly among securities of seismic data acquisition companies;

changes in market valuations of similar companies;

investor perception of our industry or our prospects;

additions or departures of key personnel;

commencement of or involvement in litigation;

changes in environmental and other governmental regulations;

announcements by us or our competitors of strategic alliances, significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

variations in our quarterly results of operations or cash flows or those of other seismic data acquisition companies;

revenue and operating results failing to meet the expectations of securities analysts or investors in a particular quarter;

changes in our pricing policies or pricing policies of our competitors;

future issuances and sales of our common stock;

demand for and trading volume of our common stock;

domestic and worldwide supplies and prices of and demand for gas and oil; and

changes in general conditions in the United States economy, financial markets or the oil and gas industry.

The realization of any of these risks and other factors beyond our control could cause the market price of our common stock to decline significantly.

We are not obligated to pay dividends on our common stock and various factors may hinder the declaration and payment of dividends in the future.

We are not obligated to pay any dividends and our stockholders are not guaranteed to receive dividends. The payment of dividends is subject to the discretion of our board of directors, and the board may decide at any time to decrease the amount and/or frequency of dividend payments or even discontinue dividend payments entirely. Various factors may cause the board to determine not to pay dividends, including our profitability, capital requirements, financial condition, growth, business opportunities, earnings and cash flows, contractual and legal restrictions, the tax treatment of dividends, and such other factors as our board of directors may consider relevant.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We intend to use $169.7 million of the net proceeds from this offering to repay the principal of all outstanding indebtedness under our senior credit facility.  As of the date of this prospectus, we cannot specify with certainty the particular uses for the other net proceeds we will receive from this offering. We currently intend to use the net proceeds from this offering as described under “Use of Proceeds” on page 21 in this prospectus, which indicates that our management will have broad discretion in the use of the net proceeds. If our management fails to apply these funds effectively, we may not be successful in implementing our business strategy of generating a high return on equity. Further, we may not be able to find a productive use for all or part of the net proceeds from this offering.

Purchasers in this offering will suffer immediate and substantial dilution.

If you purchase common stock in this offering, you will experience immediate and substantial dilution of $           per share, based upon an assumed initial public offering price of $           per share, because the price you pay will be substantially greater than the adjusted net tangible book value per share of $           for the shares you acquire. This dilution is due in large part to the fact that prior investors paid an average price of $           per share when they purchased their shares of common stock, which is substantially less than the anticipated initial public offering price. See “Dilution” beginning on page 24 for a more detailed discussion of dilution.

Delaware law and our organization documents may impede or discourage a takeover, which could adversely affect the value of our common stock.

Provisions of Delaware law and, upon adoption, our certificate of incorporation and bylaws may have the effect of discouraging a change of control of our company or deterring tender offers for our common stock. The anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. We are currently subject to Delaware anti-takeover provisions. Additionally, provisions of our certificate of incorporation and bylaws will impose various procedural and other requirements, which could make it more difficult for stockholders to effect some corporate actions. For example, our certificate of incorporation will authorize our board to determine the rights, preferences and privileges and restrictions of unissued shares of preferred stock without any vote or action by our stockholders. Thus, our board will be able to authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. Our certificate of incorporation and bylaws will require advance notice for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders. These rights and provisions may have the effect of delaying or deterring a change of control of our company and may limit the price that investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock” for more information regarding this risk.

Our management and directors will beneficially own, control or have substantial influence over a significant amount of our common stock, giving them a controlling influence over corporate transactions and other matters. Their interests may conflict with yours, and the concentration of ownership of our common stock by such stockholders will limit the influence of public stockholders.

Upon completion of this offer, our directors, officers and their affiliates will beneficially own, control or have substantial influence over approximately            % of our outstanding common stock, and approximately            % if the underwriters exercise their over-allotment option in full. In addition, Mr. Degner and members of his family will beneficially own, control or have substantial influence over approximately            % of our outstanding common stock, and approximately            % if the underwriters exercise their over-allotment option in full. If all of these stockholders voted together as a group, they would have the ability to exert significant influence over our board of directors and its policies. These stockholders would, acting together, be able to control or substantially influence the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

Pursuant to a Subscription Agreement dated November 22, 2006 (the “Subscription”) between Global and  Kelso Investment Associates VII, L.P. (“KIA”) and KEP VI, LLC (“KEP”), each an affiliated investment fund of Kelso & Company (KIA and KEP collectively referred to herein as “Kelso”) Kelso (together with BlackRock Senior Income Series III plc (“Black Rock”)) has purchased from us (i) 470,588 shares of our Series “A” Convertible Preferred Stock, $0.01 par value per share (“Preferred Shares”) on December 4, 2006 (ii) 505,137 Preferred Shares on December 27, 2006 and (iii) 230,633 Preferred Shares on February 19, 2006, all at a price of $106.25 per share. On December 27, 2006, we purchased 505,137 Preferred Shares from existing holders and a further 230,633 Preferred Shares on February 19, 2006, all at a price of $106.25 and all financed by the latter two purchases of Preferred Shares by Kelso and Black Rock referred to above. The Subscription permitted us to use up to $10 million in proceeds from the Subscription in order to  repurchase shares of our Class A and Class B Common Stock. Accordingly, on March 22, 2007, we purchased 67,244 shares of such stock at a cost of  $7,144,675.00

Pursuant to our Second Amended and Restated Amended Designation of Series “A” Convertible Preferred Stock, (the “Amended Designation”) Kelso has the right to designate one member of the Company’s Board of Directors and shall retain that right for so long as Kelso holds at least 51% of the Shares Kelso acquires pursuant to the terms of the Subscription. At our Annual Meeting held on March 21, 2007, our shareholders approved and increased the size of our Board of Directors from five to seven persons, and elected two directors who are employees of Kelso. Also, on December 1, 2006, the voting requirements for certain protective provisions contained in the Amended Designation (the “Protective Provisions”) were reduced from a two-thirds majority to a simple majority of Shares and the provisions themselves were revised. Kelso and Black Rock now hold 1,206,388 Preferred Shares or 59.6% of all outstanding Preferred Shares and through this ownership (and also through proxies executed in favor of Kelso in connection with the Subscription) Kelso controls the exercise of the Protective Provisions.

The Protective Provisions require the consent of holders of at least 51% of the Preferred Shares for the Company to (i) amend its Certificate of Incorporation, Bylaws or the Amended Designation in any manner that may adversely affect the rights of holders of the Preferred Shares, (ii) sell substantially all of its assets or merge into another entity, (iii) issue or repurchase any Preferred Shares other than pursuant to the Global Geophysical Services, Inc. 2006 Incentive Compensation Plan (the “2006 Incentive Plan”) described on page [55] (iv) pay or declare any dividend on the Preferred Shares ; (v) create, incur, assume, guarantee or otherwise become liable for any indebtedness in excess of $150,000,000; (vi) enter into a related party transaction, (vii) remove Richard Degner from the office of President and Chief Executive Officer of the Company; (viii) engage in any business or activity not similar or related to a business or activity engaged in by the Company prior to November 1, 2006; or (ix) adopt any employee option or other incentive plan or amend the 2006 Incentive Plan without the approval of the Company’s Board of Directors (including the director nominee designated by Kelso, if any).

In connection with this offering, we intend to amend and restate our certificate of incorporation and bylaws. All shares of our Class A common stock, Class B common stock and Series A preferred stock that are outstanding immediately prior to the consummation of this offering will be converted automatically into shares of our common stock at the closing of this offering.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward looking statements. We have based these forward looking statements on our current expectations and projections about us and our industry. These forward looking statements include information about possible or assumed future results of our operations. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect or anticipate may occur in the future, including such things as future capital expenditures, business strategy, competitive strengths, goals, growth of our business and operations, plans and references to future successes may be considered forward looking statements. When we use words such as “anticipate,” “believe,” “estimate,” “intend,” “plan,” “project,” “forecast,” “may,” “should,” “expect,” “probably” or similar expressions, we are making forward looking statements. Our forward looking statements speak only as of the date made and we will not update forward looking statements unless the securities laws require us to do so.

Some of the key factors which could cause our future financial results and performance to vary from those expected include:

the timing and extent of changes in the price of oil and gas;

a decline in capital expenditures by oil and gas exploration and production companies;

our future capital requirements and availability of financing on satisfactory terms;

market developments affecting, and other changes in, the demand for seismic data and related services;

availability or increases in the price of seismic equipment;

availability of crew personnel and technical personnel;

competition;

technological obsolescence of our seismic data acquisition equipment;

the condition of the capital markets generally, which will be affected by interest rates, foreign currency fluctuations and general economic conditions;

the effects of weather on our operations;

cost and other effects of legal proceedings, settlements, investigations and claims, including liabilities which may not be covered by indemnity or insurance;

governmental regulation; and

the political and economic climate in the foreign or domestic jurisdictions in which we conduct business.

                                                The information contained in this prospectus, including the information set forth under the heading “Risk Factors,” identifies additional factors that could cause our results or performance to differ materially from those we express or imply in our forward looking statements. Although we believe that the assumptions underlying our forward looking statements are reasonable, any of these assumptions and, therefore, the forward looking statements based on these assumptions, could themselves prove to be inaccurate. In light of the significant uncertainties inherent in the forward looking statements which are included in this prospectus, our inclusion of this information is not a representation by us or any other person that our objectives and plans will be achieved.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the           shares of our common stock we are selling in this offering will be approximately $           million, based on an offering price of $           per share, after deducting underwriting discounts and concessions and estimated offering expenses. If the underwriters' over-allotment option offered by us of           shares is exercised in full, we estimate that we will receive net proceeds of approximately $           million.

We plan to use the net proceeds we expect to receive from this offering to repay $169.7 million debt, representing all of the outstanding indebtedness under our existing term credit facility with Credit Suisse . As of  March 31, 2008, approximately $169.7 million was outstanding under this facility. The balance of net proceeds will be used to fund our capital expenditures. We used certain borrowings under our term credit facility to fund the acquisition of seismic equipment.

On February 7, 2007 we entered into a $130 million term loan and revolving credit facility extended to us by a syndicate of banks led by Credit Suisse, and on January 16, 2008 we replaced this facility and increased the total size to $200 million. This replacement credit facility consists of a $120 million senior secured term loan facility with a maturity of seven years, a $30 million senior secured revolving line of credit, under which we have the ability to borrow, repay, and reborrow, from time to time, with a maturity of six years, and a $50 million second-lien facility with a maturity of seven years and six months. Borrowings under the $120 million senior secured term portion of the credit facility bear interest at a rate of LIBOR plus 4.75% or the prime rate plus 3.75%. That portion was issued at a discount of 1%, so our gross loan proceeds received were 99% of the face amount of the loan. Borrowings under the $50 million second-lien portion of the facility bear interest at a rate of LIBOR plus 8.50% or the prime rate plus 7.50%. That portion was issued at a discount of 3%, so our gross loan proceeds received were 97% of the face amount of the loan. Borrowings under the revolving credit portion of the facility bear interest at a rate that declines from LIBOR plus 4.75% or the prime rate plus 3.75% according to a pre-set scale as leverage decreases, to a minimum level of LIBOR plus 3.5% or the prime rate plus 2.5%. There is no prepayment fee for optional early prepayment of the senior secured term loan. The second lien term loans carry a prepayment fee of 3%, 2%, and 1% if optional prepayments are made prior to the first, second, and third anniversary of the closing date respectively.

The facilities are collateralized by first and second priority security interests, respectively, on substantially all of our assets, excluding our headquarters facility and certain equipment financed through capital leases. The facility includes customary financial and negative covenants for credit facilities of this type, including covenants requiring the maintenance of, a total debt to consolidated EBITDA ratio and a ratio of consolidated EBITDA to consolidated interest expense. As of March  31, 2008, we were in compliance with these covenants. Beginning after December 31, 2008, we are required to apply 75% of our “Excess Cash Flow” (defined as EBITDA minus capital expenditures and certain other exclusions) to the repayment of the term loans.

The amount and timing of our expenditures will depend on a variety of factors, including the amount of cash generated by our operations and the nature and timing of competitive developments. Our management will have broad discretion in the application of the net proceeds we receive from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. Pending these uses, we plan to invest the net proceeds of this offering in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government. Our investment objective regarding these net proceeds is capital preservation and liquidity such that the proceeds are readily available to fund our operations as needed.

We will not receive any of the proceeds from the sale of shares by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) the net proceeds from this offering by approximately $           , assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock, and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board. For so long as borrowings remain outstanding under our term credit facility, we may not declare or pay any dividends on our common stock.

CAPITALIZATION

Corporate Recapitalization

We were formed as a Delaware corporation in March 2003. Prior to this offering, we had issued  three different classes of equity to our stockholders including Series A preferred stock, Class A common stock and Class B common stock. Immediately prior to this offering, we will complete a recapitalization transaction pursuant to which all of our outstanding shares of Class A and Class B common stock and all of our outstanding shares of Series A preferred stock will be converted into one class of common stock. As part of our recapitalization, we also will complete a            -for-            split of our common stock. Following the recapitalization, we will have            shares of common stock outstanding.

Capitalization

The following table sets forth (1) our actual capitalization as of March 31, 2008; (2) our capitalization on a pro forma basis to give effect to our recapitalization; and (3) our capitalization on a pro forma “as adjusted” basis to give effect to the aforementioned adjustments and the sale of            shares of our common stock in this offering at an initial public offering price of $           per share, which is the midpoint of the range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The actual price at which shares will be sold pursuant to this offering may be more or less than $           per share, and such variation would affect portions of the “as adjusted” column in the following table. Depending on the extent of such variation, the effect on the "as adjusted" column could be material.

This table should be read together with the sections of this prospectus entitled “Use of Proceeds,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and with our financial statements and related notes included elsewhere in this prospectus.

	At March 31, 2008
	Actual	Pro Forma	Pro Forma (as adjusted)
	(unaudited)
Cash and cash equivalents(1)	$21,799,509	$	$
Total debt, including current portion(2)	$169,737,718	$	$

Stockholders’ equity:
Preferred stock, $.01 par value: 50,000,000 shares authorized (actual); 27,701,040 shares of Series A issued and 20,243,040 outstanding (actual); 50,000,000 shares authorized (pro forma); no shares issued and outstanding (pro forma and pro forma, as adjusted)	277,010	—	—
Common stock, Class A, $.01 par value: 30,000,000 shares authorized; 4,000,000 issued and 3,739,100 outstanding (actual); no shares authorized, issued and outstanding (pro forma and pro forma, as adjusted)	40,000	—	—
Common stock, Class B, $.01 par value: 120,000,000 shares authorized; 5,449,490 shares issued and 4,436,780 outstanding (actual); no shares authorized, issued and outstanding (pro forma and pro forma, as adjusted)	54,495	—	—
Common stock, $.01 par value: 100,000,000 shares authorized; shares issued and shares outstanding (as adjusted); shares issued and shares outstanding (pro forma, as adjusted)	—
Additional paid-in capital	152,349,982
Cost of treasury stock: 8,761,610 shares (actual); shares (pro forma and pro forma, as adjusted)	(87,912,182)
Retained earnings	8,584,118
Total stockholders’ equity	$73,393,423	$	$
Total capitalization	$243,131,141	$	$

(1)                                  A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by $           , assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)                                  As of March  31, 2007, we had approximately $169.7 million outstanding under our term loan, leaving $0 available for additional borrowing under our credit facility, and we had approximately $4.2 million outstanding in letters of credit secured by our revolving credit facility, leaving approximately $25.8 million available for additional borrowing under our revolver. Cash and cash equivalents does not include approximately$4.5 million restricted cash investments securing certain letters of credit.

The number of shares of our common stock that will be outstanding after this offering is              and excludes:

shares of our common stock issuable upon exercise of outstanding warrants with an exercise price of $42.50 per share; and

9,203,058 shares of our common stock reserved for issuance under our 2006 Incentive Plan.

DILUTION

Purchasers of common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of common stock for accounting purposes. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of common stock outstanding, on a fully diluted basis, giving effect to the assumed conversion of our outstanding preferred stock to common stock and recapitalization. At December 31, 2007, we had a net tangible book value of $            million, or $            per share. After giving effect to the sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share and after the deduction of underwriting discounts and commissions and estimated offering expenses, the "as adjusted" net tangible book value at December 31, 2007 would have been $            million or $            per share. This represents an immediate increase in such net tangible book value of $            per share to existing stockholders and an immediate and substantial dilution of $            per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2007	$
Increase attributable to new public investors	$
As adjusted net tangible book value per share after this offering		$
Dilution in “as adjusted” net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our net tangible book value by $            million, the net tangible book value per share, after giving effect to this offering, by $            per share and the dilution in net tangible book value per share to new investors in this offering by $            per share, assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an “as adjusted” basis set forth above as of            , 2008, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $            , the mid-point of the initial public offering price range set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased(1)		Total Consideration		Average Price
	Number	%	Amount	%	Per Share
Existing stockholders(2)
New public investors

(1)

The number of shares disclosed for the existing stockholders includes            shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering.

(2)

With respect to our executive officers, directors and holders of more than 10% of our common stock, and assuming the exercise of all of their outstanding stock options, the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by all of those affiliated persons, are as follows:

	Shares Purchased		Total Consideration		Average Price
	Number	%	Amount	%	Per Share
Affiliated persons

As of           , 2008, there were            shares of our common stock outstanding, held by            stockholders. Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to            shares or approximately            % of the total number of shares of common stock outstanding after this offering and will increase the number of shares of common stock held by new investors to            shares or approximately            % of the total number of shares of common stock outstanding after this offering.

SELECTED HISTORICAL FINANCIAL DATA

The following table shows selected historical financial data for the years ended December 31, 2005, 2006  and 2007 and for the three  months ended March 31, 2008. The financial data for each annual period has been derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected for any future period. You should read this financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the notes thereto, included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$24,724,062	$83,577,205	$225,742,071	$41,668,611	$78,126,081
Expenses:
Operating expenses	17,488,477	66,717,345	188,304,571	34,543,563	58,546,031
Selling, general and administrative expenses	5,222,264	9,146,367	18,684,574	3,342,697	6,277,742
Interest expense	624,092	4,079,185	11,953,797	3,345,471	7,875,933
Other income, net(1)	118,016	202,038	578,558	497,883	62,895
Income tax expense	495,365	1,934,417	4,940,922	345,862	2,076,020
Net income (loss)	1,011,880	$1,901,929	$2,436,765	$588,901	$3,413,250

Cash Flows Data:
Cash flows provided by (used in) operating activities	$7,556,718	$(2,288)	$12,956,455	$(19,013,815)	$(11,769,003)
Cash flows (used in) investing activities	(9,613,086)	(73,494,314)	(83,553,520)	(14,250,908)	(19,854,152)
Cash flows provided by financing activities	6,271,547	104,819,140	51,010,596	30,937,020	36,502,342

Other Data (unaudited):
EBITDA(2)	$3,916,204	$20,056,253	$52,662,806	$10,259,531	$25,063,928
Crew count, end of period	4	9	11	12	13
Seismic recording channels, end of period	14,220	54,902	79,402	56,902	96,866

	At December 31,		At March 31,
	2006	2007	2008
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$36,506,791	$16,920,322	$21,779,509
Total assets	172,647,653	253,443,802	304,670,672
Total debt, including current portion(3)	63,978,622	130,366,16	176,024,897
Total liabilities	97,034,213	183,398,711	231,277,249
Total stockholders’ equity	$75,613,440	$70,045,091	$73,393,423

(1)                                  Includes interest income, other income, and other expense.

(2)                                  EBITDA consists of net income before interest expense, taxes, depreciation and amortization. EBITDA is used as a supplemental financial measure by our management and by certain external users of our financial statements, such as investors and commercial banks, to assess:

the financial performance of our assets without regard to financing methods, capital structures or historical cost basis;

the ability of our assets to generate cash sufficient to pay interest on our indebtedness;

our operating performance and return on invested capital as compared to those of other companies in the seismic data acquisition industry, without regard to financing methods and capital structure; and

our compliance with certain financial covenants included in our term credit facility.

EBITDA has limitations as an analytical tool and should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with U.S. generally accepted accounting principles (“GAAP”). EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Limitations to using EBITDA as an analytical tool include:

EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or capital commitments;

EBITDA does not reflect changes in, or cash requirements necessary to service interest or principal payments on, our debt;

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following table presents a reconciliation of the non-GAAP financial measure of EBITDA to the most directly comparable GAAP financial measures on a historical basis for each of the indicated periods.

	Year Ended December 31,			Three Months Ended March 30,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Reconciliation of EBITDA to Net Income:
Net income	$1,011,880	$1,901,929	$2,436,765	$588,901	$3,413,250
Add: interest expense	624,092	4,079,185	11,953,797	3,345,471	7,875,933
Add: income tax expense	495,365	1,934,417	4,940,922	345,862	2,076,020
Add: depreciation and amortization	1,784,867	12,140,722	33,331,322	5,979,297	11,698,725
EBITDA	$3,916,204	$20,056,253	$52,662,806	$10,259,531	$25,063,928

Reconciliation of EBITDA to Cash Flows from Operations:
Net cash provided by operating activities	$7,556,718	$(2,288)	$12,956,455	$(19,013,815)	$(11,769,003)
Add: interest expense	624,092	4,079,185	11,953,797	3,345,471	7,875,933
Add: income tax expense	495,365	1,934,417	4,940,922	345,862	2,076,020
Less: amortization of debt issuance costs	—	309,232	1,362,232	1,102,272	3,211,583
Less: Accretion of debt issue discount	—	—	—	—	67,124
Less: non-cash compensation	6,569	143,956	610,857	52,420	254,047
Less: deferred income tax	372,000	1,742,990	2,508,632	167,667	328,503
Less: loss on disposal of property and equipment	10,125	49,323	65,267	11,659	—
Less: increase (decrease) in operating assets and liabilities	4,371,277	(16,290,440)	(27,358,620)	(26,916,031)	(30,742,235)
EBITDA	$3,916,204	$20,056,253	$52,662,806	$10,259,531	$25,063,928

(3) Includes unamortized original issue discount of $2,632,876 at March 31, 2008 and $0 and $0 at December 31, 2007 and 2006 respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Financial Data” section of this prospectus and our financial statements and the related notes and other financial information included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

This discussion summarizes our operating results, financial condition and liquidity during the three years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2008. You should read the following discussion and analysis in conjunction with “Selected Financial Data,” our financial statements, and the related notes thereto included elsewhere in this prospectus.

Company Overview

We provide land, transition zone and shallow marine seismic data acquisition, seismic data library, and seismic data processing services both in the United States and internationally. Our services enable our clients to locate potential reservoirs of oil and gas and to gain a better understanding of known reservoirs. We are focused on growing our business and the profitability of our crews. Since launching our first seismic data acquisition crew in May 2005, we have launched an additional 13 net  seismic crews and are planning to launch an additional  crew before the end of 2008. Substantially all of our revenue is derived from the seismic data acquisition and data processing services we provide to our clients, who are primarily national oil companies, major integrated oil and gas companies, independent oil and gas exploration and production companies, and seismic data library companies.

Our revenues are primarily affected by our clients’ demand for our services, the prices we negotiate for our services and the productivity of our seismic crews. Crew productivity depends largely on crew operating efficiency and external factors such as weather and third party delays. As such, we seek to take advantage of strong demand to negotiate favorable contract terms that afford us protection from these risks. We believe we currently have sufficient contracts and liquidity sources to sustain our operations through the fourth quarter of 2008.

Our operating costs are primarily a function of our seismic data recording crew count, crew make-up and crew utilization levels. While most of our expenses vary with utilization, some expenses, including equipment rentals and leases, depreciation (a non-cash expense), certain labor, some repair and maintenance, and interest payments, are fixed and will be incurred regardless of utilization.

Our seismic data acquisition crew counts by type at December 31, 2006, December 31, 2007, and March 31, 2008 were as follows:

	At December 31, 2006	At December 31, 2007	At June 30, 2008
U.S. Land Crews	4	5	5
U.S. Transition Zone and Shallow Marine Crews	2	1	1
International Land Crews	3	4	7
International Transition Zone and Shallow Marine Crews	0	1	1
Total Seismic Crews Operating	9	11	14

Company Highlights

We were incorporated in Delaware in 2003 and are based in Houston, Texas. We began raising equity capital in January 2005 and commenced commercial seismic data recording operations in May 2005. We provide land, transition zone and shallow marine seismic data acquisition services, targeting the higher density and higher value end of the data acquisition services segment. Recent strong demand for seismic data acquisition services due to increased exploration and development activity by domestic and international oil and gas companies has contributed to our rapid growth. As of March 31, 2008, we had approximately 1102 employees.

Some of our significant milestones are listed below:

We launched four seismic data recording crews in 2005.

We launched our ninth crew by the end of 2006.

We had 11 crews operating and were mobilizing crews into Argentina and Oman at the end of 2007.

We have been profitable in each year of our operations beginning in 2005.

We successfully completed several rounds of private placements of our Series A preferred stock in 2005 and 2006, and raised net proceeds of approximately $75 million, including $50 million from Kelso. We used $7,144,675.00 of the proceeds of the Kelso placement to repurchase shares of our common stock from current and former employees. The remaining proceeds from our stock placements were used to fund, in part, our initial 11 crews and our continued expansion.

We entered into a $130 million credit facility in February 2007, the net proceeds of which were used primarily to refinance existing debt and to provide capital for expansion. On January 16, 2008, we replaced that facility with a $200 million credit facility.

In June 2008, we entered the seismic processing market by acquiring substantially all the business and assets of Weinman GeoScience, Inc., a seismic processing and interpretation business with its principal place of business in Dallas, Texas.

Market Conditions in Our Industry

The global seismic data acquisition industry is cyclical. Volatility in oil and gas prices can produce significant changes in the demand for seismic data acquisition activity and the prices we can negotiate for our services. Spending on seismic data acquisition by oil and gas companies can be impacted by the change in commodity prices for oil and gas.

How We Generate Our Revenue

We generally conduct geophysical surveys for our clients on a contractual basis. Losses on contract revenue are recognized in full when they arise. Most of our business is obtained through competitive bidding. Our clients specify the location of a survey and may propose the layout and design of the survey including the distance between receiving sensors and the direction in which lines of receivers are deployed. Our clients usually ask us to quote a “turnkey” rate for each completed point of recorded data, or they may ask for a “term rate” bid under which our seismic crew is hired for a fixed fee per day. Our clients may undertake to obtain seismic survey permits from the owners of mineral and surface rights, or they may require us to do so. Our clients generally acquire all rights to the completed geophysical survey, including all interpretive manipulations of such data. We generally enter into master service agreements with our clients which specify payment terms, establish standards of performance, and allocate certain operational risks through indemnity and related provisions. We seek to manage our risks in these contracts through the use of warranty disclaimers, and, in turnkey contracts, “standby rate” provisions that enable us to be paid a reduced amount for a limited time if we are unable to record data because of weather or certain other factors beyond our control.

How We Evaluate Our Operations

We evaluate our land, transition zone and shallow marine crews using the same performance metrics. Our management utilizes a variety of financial and productivity metrics to analyze and monitor the performance of our services. These metrics include, but are not limited to, the following:

project time and motion analysis;

project efficiency (i.e., productive time/total time);

safety performance rates;

revenue and costs per operations phase (e.g., positioning, shot hole drilling, data acquisition);

revenue and cost per acquisition unit (i.e., cost/mile, cost/shotpoint);

actual versus budgeted results (both on a per crew and per project basis);

selling, general and administrative expenses as a percentage of revenue;

local spending, by crew, in operations outside the U.S.;

company EBIT and EBITDA;

EBIT and EBITDA per crew; and

crew utilization.

The data generated using the foregoing metrics is an important part of our operational analysis. We apply these metrics to monitor operations separately for each of our crews and analyze trends to determine the relative performance of each.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our judgments and estimates in determining our financial condition and operating results. Estimates are based upon information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management’s most subjective judgments. The most critical accounting policies and estimates are described below.

Revenue Recognition.  Our services are provided under cancelable service contracts. Client contracts for our services vary in terms and conditions and typically range from one month to 12 months in duration. We review the deliverables in each contract and, where applicable, apply the accounting guidance contained in EITF 00-21, “Accounting for Revenue Contracts with Multiple Deliverables.” We recognize revenue in accordance with the terms of the contract. These contracts are “turnkey” or “term” agreements or a combination of the two. Under turnkey agreements or the turnkey portions thereof, we recognize period revenue based upon objectively quantifiable measures of progress, such as square miles or linear kilometers of data acquired. Under term agreements or the term portions thereof, period revenue is recognized on a day-rate basis. Accordingly, revenue is recognized based upon work performed as a percentage of total work to be performed under the “turnkey” contract. With respect to those contacts where our client pays separately for the mobilization of equipment, EITF 00-21 requires us to recognize such mobilization fees as revenue during the performance of the seismic acquisition, using the same revenue recognition method as for the acquisition work. We also receive reimbursements for certain out-of-pocket expenses under the terms of our service contracts. We record amounts billed to clients in revenue as the gross amount including out-of-pocket expenses that are reimbursed by the client.

Allowance for Doubtful Accounts.  We estimate our allowance for doubtful accounts receivable based on our past experience of historical write-offs, our current client base and our review of past due accounts. The inherent volatility of the energy industry’s business cycle can cause swift and unpredictable changes in the financial stability of our clients.

Impairment of Long-lived Assets.  In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we evaluate the recoverability of property and equipment, and other long-lived assets if facts and circumstances indicate that any of those assets might be impaired. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if an impairment of such property is necessary. The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value.

Depreciable Lives of Property, Plant and Equipment.  Our property, plant and equipment are capitalized at historical cost and depreciated over the useful life of the asset. Our estimation of this useful life is based on circumstances that exist in the seismic industry and information available at the time of the purchase of the asset. The technology of the equipment used to gather data in the seismic industry has historically evolved such that obsolescence does not occur quickly. As circumstances change and new information becomes available these estimates could change. We amortize these capitalized items using the straight-line method. Capital assets are depreciated over one to ten years depending on the classification of the asset.

Tax Accounting.  We account for our income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of amounts of taxes payable or refundable for the current year and an asset and liability approach in recognizing the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We determine deferred taxes by identifying the types and amounts of existing temporary differences, including foreign tax credits, measuring the total deferred tax asset or liability using the applicable tax rate and reducing the deferred tax asset by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Our methodology for recording income taxes requires judgment regarding assumptions and the use of estimates, including determining our annual effective tax rate and the valuation of deferred tax assets, which can create variance between actual results and estimates. The process involves making forecasts of current and future years’ taxable income and unforeseen events may significantly affect these estimates. Those factors, among others, could have a material impact on our provision or benefit for income taxes.

Stock-Based Compensation.  In December 2004, the FASB issued SFAS No. 123R, “Share-based Payment,” which revises SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123R requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award, with limited exceptions. The fair value of the award must be re-measured at each reporting date through the settlement date, with changes in fair value recognized as compensation expense of the period. SFAS No. 123R requires that we use an option-pricing model, adjusted for the unique characteristics of those instruments, to determine fair value as of the grant date of the stock options. In so doing, we will use the Black-Scholes option-pricing model, which requires various assumptions as to interest rates, volatility, dividend yields and expected lives of stock-based awards. Historically, we have not issued any stock options in exchange for employee services.

The following table describes estimates, assumptions and methods regarding critical accounting estimates used to prepare our financial statements. We consider an estimate to be critical if it is subjective and if changes in the estimate using different assumptions would result in a material impact on our financial position or results of operations.

Description	Estimates/Assumptions Used	Variability in Accounting	Historical Results/ Sensitivity Analysis

Revenue Recognition

We recognize revenue when it is realizable and earned as services are performed. For the recognition of mobilization fees, we estimate percentage of completion based on work completed. We defer unearned revenue until earned.

		There is a risk that we may not record revenue in the proper period.	There were no material adjustments resulting from revenue recognition issues for the years ended December 31, 2007, 2006 and 2005.

Allowance for Doubtful Accounts	We estimate the recoverability of receivables on an individual basis based upon historical experience and management’s judgment.	There is a risk that management may not detect uncollectible accounts in the correct accounting period.	We historically have not experienced material bad debt expense. If we experienced bad debt of 1% for the year ended December 31, 2007, net income would have declined by approximately $1.5 million.

Impairment of Long-lived Assets

We evaluate the recoverability of property and equipment and other long-lived assets periodically and when there are indicators of impairment. We have no significant intangible assets on our balance sheets.

Our assets could be overstated if impairment losses are not identified in a timely manner.

There have been no impairment charges related to our long-term assets during the years ended December 31, 2007, 2006 and 2005. Because substantially all of our assets are new and because management believes that future cash flows generated from our assets exceeds recorded costs, no impairment is deemed necessary. Management has determined that none of our equipment is obsolete.

Description	Estimates/Assumptions Used	Variability in Accounting	Historical Results/ Sensitivity Analysis

Depreciable Lives of Plant, Property and Equipment	Our management estimates useful lives of depreciable equipment. We typically depreciate our assets down to zero value. The depreciation method used is generally the straight-line method.

GAAP permits various depreciation methods to recognize the use of assets. Use of a different depreciation method or different depreciable lives could result in materially different results. The estimated useful lives are consistent with industry averages. There is a risk that the asset’s useful life used for our depreciation calculation will not approximate the actual useful life of the asset.

Depreciation expense for the year ended December 31, 2007 represented 20.9% of the average depreciable asset base for that period. An increase in depreciation relative to the depreciable base of 1%, from 20.9% to 21.9%, would have reduced pre-tax income by approximately $1.6 million.

Tax Accounting

We apply the provisions of SFAS No. 109 to account for income taxes. Differences between depreciation methods used for financial reporting purposes compared to tax purposes as well as other items, including loss carry forwards and valuation allowances against deferred tax assets, require management’s judgment related to the realizability of deferred tax accounts.

There is a risk that estimates related to the use of loss carry forwards and the realizability of deferred tax accounts may be incorrect, and that the result could materially impact our financial position and results of operations. In addition, future changes in tax laws could result in additional valuation allowances.

Deferred income tax assets totaled $4.98 million at December 31, 2007. Management has determined that net operating loss carryforwards of $3.6 million and foreign tax credits of $0.32 million as of December 31, 2007 will be available to reduce future tax liabilities. If these carryforwards and credits are unavailable to offset future liabilities, net income will go down on a dollar for dollar basis.

Stock-Based Compensation

We have adopted the provisions of SFAS No. 123R which requires that we measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of those instruments on their grant date. The fair value of these instruments must be re-evaluated at each reporting date through the settlement date with changes in fair value recognized as compensation expense of the period.

GAAP permits the use of various models to determine the fair value of stock options and the variables used for the model are subjective. We have estimated the value of stock grants in accordance with conventional valuation techniques including but not limited to net book value and comparable company multiples of EBITDA as applicable. The use of different assumptions or a different model may have a material impact on our results of operations and related disclosures.

Historically, we granted shares of restricted stock and incentive stock options to employees. In the year ended December 31, 2007, compensation expense from stock grants and incentive stock options was $0.46 million and $0.15 million respectively.

Results of Operations

The following table sets forth our results of operations for the periods indicated. Our results of operations between the periods presented vary significantly primarily due to the fact that our first crew was launched in May 2005, and that we had four crews operating at December 31, 2005, nine crews operating at December 31, 2006, 11 operating at December 31, 2007, and 13 operating at March 31, 2008 with a further two being deployed into Mexico and Chile. See Note A of the notes to our historical financial statements included elsewhere in this prospectus for more detail.

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$24,724,062	$83,577,205	$225,742,071	$41,668,611	$78,126,081

Expenses:
Operating expenses	17,488,477	66,717,345	188,304,571	34,543,563	58,546,031
Selling, general and administrative expenses	5,222,264	9,146,367	18,684,574	3,342,697	6,277,742
Interest expense	624,092	4,079,185	11,953,797	3,345,471	7,875,933
Other income, net(1)	118,016	202,038	578,558	497,883	62,895
Income tax expense	495,365	1,934,417	4,940,922	345,862	2,076,020

(1)                                  Includes interest income, other income, and other expense.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenue.  We generated revenue of $225.7 million in the year ended December 31, 2007 compared to $83.6 million in the year ended December 31, 2006, an increase of 170%. The increase was primarily the result of two factors: new crews launched in 2007 and crews launched in 2006 contributing to revenue for a full year in 2007 compared to partial a year in 2006.  A continued high level of demand for our services allowed us to increase our crew count to 11 seismic data acquisition crews operating at December 31, 2007 compared to nine seismic crews operating at December 31, 2006 – a net increase of two crews.  We launched  4 new crews in 2007: one into the US market, two into the EAME market, and one international shallow marine crew; however, we also combined a shallow marine crew launched in 2006 with a shallow marine crew launched in 2005, and we stood down a Latin America crew which was launched in 2006 for a specific project completed in 2007. This crew had very little capital, and the small amount of equipment and people were combined into other existing crews. Three of the five crews launched in 2006 as well as all four crews launched in 2005 contributed to revenue for a full year  in 2007. Of the 11 crews operating as of December 31, 2007, only the four crews launched in 2005 contributed to revenue for a full year in 2006. Additionally, management believes that pricing generally increased in 2007; however it is very difficult to quantify pricing changes given the many differences between any two projects with respect to factors including but not limited to survey resolution, geography, operating conditions, land surface use, and political environment – all of which can have a significant impact on pricing.

Operating Expenses.  We incurred operating expenses of $188.3 million in the year ended December 31, 2007 compared to $66.7 million in the year ended December 31, 2006, and increase of 182%. The increase in operating expenses, including depreciation, were primarily the result of the reasons mentioned above with respect to revenue such as operating 11 seismic data acquisition crews at December 31, 2007 compared to nine seismic data acquisition crew operating at December 31, 2006. Operating margin decreased to 16.6% in 2007 from 20.2% in 2006 primarily as a result of a particular pair of projects in Algeria that were completed in 2007 and also as a result of the expense of launching new crews including three large international crews.

Selling, General and Administrative Expenses.  We incurred selling, general and administrative expenses of $18.7 million in the year ended December 31, 2007 compared to $9.1 million in the year ended December 31, 2006, an increase of 104%. The increase was primarily the result of hiring the management and increasing the corporate infrastructure necessary to administer the operations of the 11 seismic data acquisition crews active at December 31, 2007 compared to nine crews operating at December 31, 2006 and to prepare for the launch of future seismic crews. SG&A as a percentage of revenue dropped to 8.3% in 2007 from 10.9% in 2006. The decrease is primarily the result of efficiencies of scale. There is a significant amount of overhead that is required to support operations that did not increase linearly as the company expanded in 2007. As of December 31, 2007 we had 1,041 employees compared to 580 employees as of December 31, 2006.

Depreciation Expense.  We recorded depreciation expenses of $33.3 million in the year ended December 31, 2007 compared to $12.1million in the year ended December 31, 2006, and increase of 175%.The increase resulted from the purchase of seismic recording equipment, vibrators, marine vessels, vehicles, and other assets necessary to operate the 11 seismic data acquisition crews active at December 31, 2007 compared to nine  seismic data acquisition crew operating at December 31, 2006. Depreciation expense is included in operating expense above.

Interest Expense.  Interest expense was $12.0 million in the year ended December 31, 2007 compared to $4.1 million in the year ended December 31, 2006. The increase in interest expense is primarily the result of increasing debt in the form of term loans and capitalized debt issuance costs that were expensed when the Guggenheim Corporate Funding loans were refinanced with the proceeds of the first Credit Suisse term loans as described below in the section titled Liquidity and Capital Resources – Financing Activities. The increased debt was substantially used to fund the purchase of seismic recording equipment, vibrators, marine vessels, vehicles, and other assets necessary to operate the 11 seismic data acquisition crews active at December 31, 2007.

Other Income, Net.  We recorded other income of $578,558 in the year ended December 31, 2007 compared to $202,038 in the year ended December 31, 2006. The majority of the amount recorded both periods was interest income.

Income Tax Expense.  Income tax expense was $4.9 million in the year ended December 31, 2007 compared to $1.9 million in the year ended December 31, 2006. Of the $4.9million income tax expense recorded in 2007, $0 was recorded as foreign-current, $2.1 million was recorded as federal-current, $2.5 million was recorded as federal-deferred, and $312,675 was recorded as state-current. Of the $1.9 million income tax expense recorded in 2006, $191,427 was foreign and $1.7 million was recorded as federal-deferred. The increase in effective tax rate to 67.0% in 2007 from 50.4% in 2006 is primarily the result of increases in non-deductible expenses, primarily per-diems paid in the US, and losses in a low-tax jurisdiction.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue.  We generated revenue of $83.6 million in 2006 compared to $24.7 million in 2005, an increase of 238%. The increase was primarily a result of a continued high level of demand for our services which allowed us to launch five new seismic data acquisition crews in 2006 in addition to the four crews launched in 2005 for a total of nine crews contributing to revenue for all or some portion of 2006. In 2005, we launched four seismic crews—all of which contributed to revenue for a partial year only in 2005 compared to a full year in 2006. Our first crew launched on May 19, 2005.

Operating Expenses.  We incurred operating expenses of $66.7 million in 2006 compared to $17.5 million in 2005, an increase of 281%. The increase in operating expenses, including depreciation, was primarily the result of launching five new seismic crews and operating nine seismic data acquisition crews in 2006 compared to four seismic data acquisition crews operating in 2005. Operating margin decreased to 20.2% in 2006 from 29.3% in 2005 primarily as a result of differences in crew size and configurations, building up existing crews, a large crew upgrade and international move, and expenses associated with the launch of new crews in 2006. Management believes it is difficult to make comparisons to 2005 because the small scale tends to exaggerate differences.

Selling, General and Administrative Expenses.  We incurred selling, general and administrative expenses of $9.1 million in 2006 compared to $5.2 million in 2005, an increase of 75%. The increase was primarily the result of hiring the management and increasing the corporate infrastructure necessary to administer the operations of the nine seismic data acquisition crews operating at December 31, 2006 and to prepare for the launch of future seismic crews. Four seismic data acquisition crews were operating for a partial year in 2005. SG&A expense represents 10.9% and 21.1% of revenue for the periods ended December 31, 2006 and 2005 respectively. The ratio of SG&A to revenue decreased for reasons similar to those described above for the year ended December 31, 2007. As of December 31, 2006 we had 580 employees compared to 230 employees as of December 31, 2005.

Depreciation Expense.  We recorded depreciation expense of $12.1 million in 2006 compared to $1.8 million in 2005. This increase was due to the purchase of seismic recording equipment, vibrators, marine vessels, vehicles, and other assets necessary to operate the nine seismic data acquisition crews active in 2006. Four seismic data acquisition crews were operating in 2005. Depreciation expense is included in operating expense above.

Interest Expense.  Interest expense was $4.1 million in 2006 compared to $624,092 in 2005. The increase is primarily the result of refinancing equipment held under operating leases and financing the purchase of new equipment with the proceeds of the Guggenheim term loan discussed below in the section titled Liquidity and Capital Resources – Financing Activities. Interest expense incurred in both 2006 and 2005 was primarily related to financed seismic recording equipment.

Other Income, Net.  We recorded other income of $202,038 in 2006 compared to $118,016 in 2005. In 2006, other income, net consisted primarily of interest income. The majority of the amount recorded in 2005 was related to interest income and income from employees leased to a company developing seismic data recording equipment and was recorded prior to the launch of our first seismic data recording crew. Other income includes interest income, other income, and other expenses.

Income Tax Expense.  Income tax expense was $1.9 million in 2006 compared to $495,365 in 2005. Of the $1.9 million income tax expense recorded in 2006, $191,427 was foreign and $1.7 million was recorded as U.S. Federal deferred. Of the $495,365 income tax expense recorded in 2005, $123,365 was foreign and $372,000 was recorded as U.S. Federal deferred. As of December 31, 2006, we had approximately $8.2 million in net operating loss carryforwards. These tax loss carryforwards expire in varying amounts through 2026. The valuation allowance increased by $211,000 in 2006 and decreased by $61,100 in 2005. The increase in effective tax rate to 50.4% in 2007 from 32.8% in 2006 is primarily the result of increases in non-deductible expenses and changes in the valuation allowance.

Three Months Ended March 31, 2008  Compared to Three  Months Ended March 31, 2007

Revenue.  We generated revenue of $78.1 million in the three months ended March 31, 2008 compared to $41.7 in the three months ended March 31, 2007, an increase of 87%. The increase resulted from having 13 seismic data acquisition crews operating in the three months ended March 31, 2008 compared to 12 seismic crews operating in the three months ended March 31, 2007. Of the 13 crews working in the three months ended March 31, 2008, 11 were existing crews and two were new crews that began operations in the quarter. Of the 12 crews working in the three months ended March 31, 2007, nine were existing crews and three were new crews that began operations in the quarter. The increase in revenue was also a result of several crews generating higher revenues in the three months ended March 31, 2008 as compared to the three months ended March 31, 2007.

Operating Expenses.  We incurred operating expenses of $58.5 million in the three months ended March 31, 2008 compared to $34.5 in the three months ended March 31, 2007, an increase of 69%. The increase was primarily the result of expansion of seismic crews operating as described in the revenue section above. Operating margin increased to 25.1% in the three months ended March 31, 2008 from 17.1% in the three months ended March 31, 2007.

Selling, General and Administrative Expenses.  We incurred selling, general and administrative expenses of $6.3 million in the three months ended March 31, 2008 compared to $3.3 million in the three months ended March 31, 2007, an increase of 88%. The increase was primarily the result of hiring the management and increasing the corporate infrastructure necessary to administer the operations of the 13 seismic data acquisition crews active in the three months ended March 31, 2008 and to prepare for the launch of future seismic crews. SG&A expense as a percentage of revenue was 8.0% in both periods.

Depreciation Expense.  We recorded depreciation expenses of $3.2 million in the three months ended March 31, 2008 compared to $1.1 in the three months ended March 31, 2007. The increase resulted from the purchase of seismic recording equipment, vibrators, vehicles, and other assets necessary to operate the 13 seismic data acquisition crews active in the three months ended March 31, 2008 compared to 12 seismic data acquisition crews operating in the three months ended March 31, 2007. Please refer to  revenue above for a more detailed explanation of the crew increases between these periods. Depreciation expense is included in operating expense above.

Interest Expense.  Interest expense was $7.9 in the three months ended March 31, 2008 compared to $3.3 million in the three months ended March 31, 2007. The increase in interest expense is primarily the result of the $3.0 million of capitalized debt issuance costs that were expensed when the Credit Suisse facility below in the section titled Liquidity and Capital Resources – Financing Activities was refinanced. The increase in interest expense is also a result of the larger term loans in place in the three months ended March 31, 2008 to the three months ended March 31, 2007 .

Other Income, Net.  We recorded other income of $62,895 in the three months ended March 31, 2008 compared to $497,883 in the three months ended March 31, 2007. The majority of the amount recorded in each  three-months period was interest income.

Income Tax Expense.  Income tax expense was $2.1 million in the three months ended March 31, 2008 compared to $345,862 in the three months ended March 31, 2007. Of the $2.1 million income tax expense recorded in the three months ended March 31, 2008, $1.7 million was recorded as federal-current, $328,503 was recorded as federal-deferred, and $70,012 was recorded as state-current. Of the $2.1 million income tax expense recorded in the three months ended March 31, 2007, $161,625 was recorded as federal-current, $167,667 was recorded as federal-deferred, and $16,570 was recorded as state-current.

Liquidity and Capital Resources

Our primary sources of liquidity are cash generated by the seismic data acquisition and seismic data processing services we provide to our clients, borrowings under our line of credit, and debt and equity financings. Our primary uses of capital include the acquisition of seismic data recording equipment, seismic energy sources, vehicles and vessels, and other equipment needed to outfit new crews and to enhance the capabilities of and maintain existing crews. We also use capital to fund the working capital required to launch new crews and operate existing crews. Our cash position, consistent with our revenue, depends to a large extent on the level of demand for our services. The nature of our capital sources and uses is not expected to change during 2008.

Operating Activities.  We rely primarily on cash flows from operations for working capital for current and future operations. Net cash provided by (used in) operating activities totaled $13.0 million for the year ended December 31, 2007, $(2,288) for the year ended December 31, 2006, and $7.6 million for the year ended December 31, 2005.  The increase in operating cash flows for the year ended December 31, 2007 compared to the same period in 2006 was primarily the result of increases in scale associated with the increase in crews from nine to eleven at the end of 2006 and 2007 respectively and from the full-year contributions in 2007 of the crews launched during 2006.  Our cash flows from operations were slightly negative in 2006 primarily due to increased working capital requirements associated with launching new crews. Operating cash flows were significantly positive in 2005 primarily due to a $6.0 million accounts payable increase and a large prepayment made by a certain customer at the end of the year.

Investing Activities.  Investing activities used $83.6 million for the year ended December 31, 2007, $73.5 million for the year ended December 31, 2006, and $9.6 million for the year ended December 31, 2005. Investing activities in 2007, 2006 and 2005 consisted primarily of the acquisition of new seismic data recording equipment, seismic energy sources, vehicles and vessels, and other equipment needed to outfit new and existing crews. In addition, we financed $3.4 million, $6.8 million, and $16.0 million of equipment through capital leases in 2007, 2006, and 2006 respectively. These are included on our Statement of Cash Flows under Non-Cash Investing and Financing Activities. In 2007, we purchased certificates of deposit in the net amount of $2.4 million which were held as collateral for certain letters of credit. This amount is shown on our balance sheets as restricted cash investments. The $1.5 million and $(1.5) million purchase and sale of restricted cash investments shown in 2005 and 2006 respectively were related to certificates of deposit held as additional collateral securing equipment then financed through a bank facility. Investing activities in 2008 are expected to consist primarily of equipment purchases, the construction of our headquarters facility, and the purchase of certificates of deposit held as collateral for letters of credit.

Financing Activities.  Cash generated by financing activities for the six months ended December 31, 2007, was $51 million, 104.8 million for the year ended December 31, 2006, and $6.3 million for the year ended December 31, 2005. Financing activities in 2007 and 2006 consisted primarily of proceeds of the term loans described below and from the sales of our Series “A” Preferred stock. Financing activities in 2005 consisted primarily of private sales of our Series “A” preferred stock. Immediately after the close of business on June 30, 2006, we entered into a $1.2 million promissory note in favor of Amegy Mortgage Company, L.L.C. bearing interest at the prime rate plus 1.00%, for the purchase of land that we intend to use to relocate our corporate headquarters. This note was repaid on February 7, 2007 from the proceeds of the Credit Suisse term loan described below. On May 18, 2006, we entered into a $60 million term loan agreement with Guggenheim Corporate Funding, LLC. At the closing of this credit agreement, we drew down $20.2 million of this facility and used $11.4 million of the proceeds to refinance all of our existing capital and operating leases for seismic recording gear and seismic energy sources. The remainder of the funds available under this facility were used to purchase new equipment and to pay related sales taxes and closing costs. The funds drawn under this facility were repaid on February 7, 2007 from the proceeds of the Credit Suisse term loan described below. On January 16, 2008, we replaced the Credit Suisse facility with a larger facility from Credit Suisse described below.

On February 7, 2007 we entered into a $130 million term loan and revolving credit facility extended to us by a syndicate of banks led by Credit Suisse, and on January 16, 2008 we replaced this facility and increased the total size to $200 million. This replacement credit facility consists of a $120 million senior secured term loan facility with a maturity of seven years, a $30 million senior secured revolving line of credit, under which we have the ability to borrow, repay, and reborrow, from time to time, with a maturity of six years, and a $50 million second-lien facility with a maturity of seven years and six months. Borrowings under the $120 million senior secured term portion of the credit facility bear interest at a rate of LIBOR plus 4.75% or the prime rate plus 3.75%. That portion was issued at a discount of 1%, so our gross loan proceeds received were 99% of the face amount of the loan. Borrowings under the $50 million second-lien portion of the facility bear interest at a rate of LIBOR plus 8.50% or the prime rate plus 7.50%. That portion was issued at a discount of 3%, so our gross loan proceeds received were 97% of the face amount of the loan. Borrowings under the revolving credit portion of the facility bear interest at a rate that declines from LIBOR plus 4.75% or the prime rate plus 3.75% according to a pre-set scale as leverage decreases, to a minimum level of LIBOR plus 3.5% or the prime rate plus 2.5%. There is no prepayment fee for optional early prepayment of the senior secured term loan. The second lien term loans carry a prepayment fee of 3%, 2%, and 1% if optional prepayments are made prior to the first, second, and third anniversary of the closing date respectively. Beginning after December 31, 2008, we are required to apply 75% of our “Excess Cash Flow” (defined as EBITDA minus capital expenditures and certain other exclusions) to the repayment of the term loans.

The facilities are collateralized by first and second priority security interests, respectively, on substantially all of our assets, excluding our headquarters facility and certain equipment financed through capital leases. The facility includes customary financial and negative covenants for credit facilities of this type, including covenants requiring the maintenance of, a total debt to consolidated EBITDA ratio and a ratio of consolidated EBITDA to consolidated interest expense. These include covenants requiring the maintenance of a total debt to consolidated EBITDA ratio of no more than 3.00x declining to no more than 2.75x on June 30, 2008 and thereafter in steps to no more than 1.50x on March 31, 2010. We are also required to maintain a ratio of consolidated EBITDA to consolidated interest expense of at least 3.25x, increasing to 3.50x on June 30, 2008 and thereafter in steps to at least 5.00x on March 31, 2010. The facility also includes certain limits on other indebtedness, certain limitations on liens, investments and capital expenditures, and other limitations customary for this type of facility. As of March 31, 2008, we were in compliance with these covenants.

On February 13, 2008, we entered into a $7.5 million construction loan agreement with Citibank, N.A..This loan matures in one year, but we have an option to extend that maturity to February 13, 2019. Borrowings under this construction loan bear interest at 2% over the ten-year U.S. Treasury Note rate or the prime rate minus 0.5%. As of the date of this prospectus, no amounts have been borrowed under the Citibank loan.

The purchase of treasury stock of $33.7 million and $53.9 million in 2007 and 2006 respectively are primarily related to Kelso’s investment in the company as described below in the section titled “Recent Equity Transactions.”

Capital Expenditures.  Capital expenditures for the year ended December 31, 2007, 2006 and 2005 were $94.4 million, $101.1 million and $24.1 million,  respectively. In each of these years, the majority of capital expenditures were for seismic recording equipment, seismic energy sources, marine vehicles, shot hole drills, vehicles, tractors, and other equipment needed to outfit our first 13 crews. As of December  31, 2007, we had purchased and received 79,402  new seismic recording channels and related electronics including the 10,000 new channels that we had previously leased, 82 new vibrator buggy seismic energy sources, one new, purpose-built, shallow marine seismic energy source vessel, six used vessels that we have equipped for seismic work  (two as seismic sources and three as support vessels), 19 heavy tractors,  25 new shot-hole drills and several used drills, and three new mobile desert camps, each comprising approximately 56 -60 trailers and over 100 pieces of rolling stock consisting primarily of light trucks, heavy trucks and all-terrain vehicles. In the three months ended March 31, 2008 we purchased an additional 20,500 channels for a total of 99,902; in addition, we had 1400 on order. We also purchased 5 vibrator buggies for a total of 87, 1 used marine vessel, 6 shot-hole drills, and various pieces of rolling stock and other seismic-related equipment. We believe that our existing crews are generally well suited to maintain a competitive position with respect to our clients’ desires for higher resolution subsurface images. As of March 31, 2008, we have launched 13 seismic crews and are mobilizing two others. We expect to launch at least one additional crew before the end of 2008. We have a capital expenditure budget of $90 million for the year ending December 31, 2008.

Capital Resources.  Historically, we have relied on cash generated from operations, equity financings, debt financings, and short-term borrowings to fund our working capital requirements and capital expenditures. We believe that our current working capital, projected cash flow from operations, and available capacity under our revolving credit facility will be sufficient to meet our capital requirements for our existing operations. The proceeds of this offering will allow us to continue to implement our growth strategy. Although we expect to continue generating positive cash flow from our operations, events beyond our control, such as a significant drop in oil and gas prices and a corresponding drop in demand for our services and other risks inherent in our business may affect our financial condition or results of operations. Depending on the market demand for seismic services or other growth opportunities that may arise, we may require additional debt or equity financing.

Contractual Obligations

The following table summarizes the payments due in specific periods related to our contractual obligations as of March 31, 2008:

Contractual	Payments Due by Period
Obligations	Total	Within 1 Year	1-3 Years	3-5 Years	After 5 Years
Office & Warehouse Lease Obligations	$213,372	$213,372	—	—	—
Operating Lease Obligations	11,762,093	7,734,073	4,028,020	—	—
Debt Obligations	167,104,842	1,237,718	2,259,333	2,307,791	161,300,000
Capital Lease Obligations	6,287,179	3,715,108	2,572,071	—	—
Total	$185,367,486	$12,900,271	$8,859,424	$2,307,791	$161,300,000

Off Balance Sheet Arrangements

We do not currently have any off balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

The primary sources of market risk are the volatility of oil and gas prices and the concentration of our clients in the oil and gas industry. The volatility of oil and gas prices may have a positive or negative effect on demand for our services. The concentration of substantially all of our clients in the oil and gas industry may have a positive or negative effect on our exposure to credit risk since all of our clients are similarly affected by changes in industry and economic conditions.

We regularly maintain deposits in our bank accounts in excess of the $100,000 guaranteed by the Federal Deposit Insurance Corporation. We are subject to market risk exposure related to changes in interest rates on our outstanding floating rate debt. Our term loan facility described above bears floating-rate interest that ties to LIBOR or the Prime rate. On March 7, 2007, the Company entered into a $70 million notional value interest rate hedge to protect its interests from unanticipated fluctuations in cash flows caused by volatility in the interest rate on its floating-rate debt. The 2 year swap arrangement effectively caps the 3-month LIBOR rate at 5.75% and sets the floor at 4.55%. On February 14, 2008, the Company entered into an additional $15 million notional value interest rate hedge to bring the total hedge to the required 50% of the credit facility, $85 million. The 2 year swap arrangement effectively caps the 3-month LIBOR rate at 5.00% and sets the floor at 1.81%. When the current hedge expires in 2009, the new hedge will expand from $15 million to $85 million. The Company does not enter into interest rate or other derivatives for speculative purposes. Assuming an outstanding balance of $169.3 million and LIBOR as of March 31, 2008, a 1% increase in the interest rate would increase our interest expense on an annualized basis by approximately $1.0 million. The company plans to repay the term loans with a portion of the proceeds of this offering. Along with the repayment of the term loans, the company also plans to unwind the two interest rate hedge transactions described above. As of March 31, 2008, the cost of unwinding the hedges was approximately $1.8 million. This amount may increase or decrease before the hedge is unwound following the completion of this offering.

We expect to continue to expand our international operations. As a result, our exposure to foreign currency exchange risk and political risk may increase. We have not entered into any currency hedging or swap agreements.

Revenue concentration tends to increase with longer service contracts and repeat business, both of which are generally considered by management to be desirable. For the years ended December 31, 2005, 2006 and 2007, and the three months ended March 31, 2007 and 2008, our revenue concentration in our clients representing 10% or more of our revenue is presented in the table below. The ranking of the clients is for the specific period only. For example, the largest client in any particular period is not necessarily the largest client in any other period.

	Year Ended December 31,			Three Months Ended March 30,
% of Total Revenue	2005	2006	2007	2007	2008
				(unaudited)
Largest Client	36.7%	27.3%	30.1%	30.7%	22.7%
Second Largest Client	20.9%	17.3%	14.2%*	14.6%	15.1%*
Third Largest Client	15.5%*	—	11.9%	13.0%*	11.9%*
Fourth Largest Client	—	—	—	12.7%	11.1%
Top Four Clients	73.1%	44.6%	56.2%	71.0%	60.8%

* Denotes international clients

To the extent we purchase or lease marine vessels, we are subject to price fluctuations. For example, the costs associated with such leased vessels increased dramatically in the aftermath of Hurricanes Katrina and Rita in 2005.

Inflation

To date, general inflationary trends have not had a material effect on our operating revenue or expenses.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN48), “Accounting for Uncertainty in Income Taxes.” FIN 48 is an interpretation of FASB Statement No. 109 “Accounting for Income Taxes” and must be adopted by us no later than January 1, 2008. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that we have not taken or expect to take in our tax returns.

BUSINESS

General

Global Geophysical Services, Inc., a Delaware corporation, and its subsidiaries are headquartered in Houston, Texas. We are a leading international provider of land, transition zone, and shallow marine seismic data acquisition and seismic data processing services. The data acquired is used by the our clients to create detailed images of the subsurface which are used to locate potential oil and gas reservoirs based upon the observed geology. Revenues are earned primarily from exclusive seismic survey agreements with oil and gas exploration and production companies. We provide seismic services in shallow marine, transition zone, and land environments, including desert, arctic, jungle, swamp and mountainous regions worldwide. On December 31, 2007, we had thirteen seismic crews located in the following locations: five in the lower 48 states of the United States, one in the Gulf of Mexico, two in Algeria, one in Kurdistan, one in Oman, one in India, one in Peru and one in Argentina. We market and support our crews from our headquarters in Houston Texas.

Industry Overview

Seismic data acquisition is the measurement of the reflection and refraction of the Earth’s subsurface acoustical properties for the primary purpose of locating and managing oil and gas reservoirs. Source energy is imparted to the ground and the resulting vibrations are reflected back to the surface and recorded for processing and interpretation. A seismic survey is acquired with a surface geometry—a grid of seismic energy sources and receivers extending over very large areas. The size of this grid varies with and depends on the size, depth and geophysical characteristics of the reservoir to be imaged. The lines must be accurately positioned, so the location of each source and receiver point is obtained using either GPS, inertial, or conventional optical survey methods depending upon the vegetation and environment in the prospect area. Seismic receivers and cables are deployed on the Earth’s surface at regular intervals and/or patterns to measure, digitize and transmit reflected seismic energy to a set of specialized recording instruments located at a central location. The recorded data is then delivered to our client in regular intervals as the project progresses.

The transportation of cables, geophones, and field recording equipment can be by truck, boat, buggy or helicopter depending upon the terrain and environment within the area to be imaged. Seismic energy sources can consist of truck or buggy-mounted Vibroseis equipment in accessible terrain, explosives such as dynamite in more difficult terrain, or boat mounted airguns in shallow water areas. In environments requiring the use of explosives, shot holes are drilled to the necessary depth and an explosive charge is placed securely in the hole.

Seismic data acquisition can be further delineated by the environment of operation, as set forth below:

Land acquisition.  For land applications, geophones need to be “planted” (i.e., buried or partially buried) to ensure good coupling to the Earth and to reduce wind noise. Planting geophones is a manual process and may involve anywhere from less than ten to more than 100 people depending on the size of the seismic crew and the terrain. Cables that connect the geophones to the recording system may also be deployed manually or automatically from a vehicle depending on the terrain. The acoustic source for land acquisition is typically a fleet of large hydraulic vibrator trucks, but may also be explosives detonated in shot holes below the Earth’s surface.

Transition zone acquisition (TZ).  The transition zone is the area where land and water come together. Both elements of land acquisition and OBC acquisition are employed in transition zone operations. Transition zone acquisition is similar to ocean bottom cable applications in that both hydrophones and geophones are lowered to the ocean floor. The difference is principally that, due to the shallow water depth, only small vessels and manual labor can be used to deploy and retrieve the cables. Additionally, the source vessels and source arrays must be configured to run in shallower water. In swamps and marshes of the transition zone areas, explosives must be used as an acoustic source in addition to airguns. In land regions, geophones are deployed in lieu of OBC cables and hydrophones to record seismic signals. Our equipment allows us to record a seamless line from the land, through the transition zone, and out into the shallow marine environment.

Ocean bottom cable acquisition (OBC).  Long cables that have both hydrophones and geophones attached are lowered to the ocean floor. After recording data, the cables are then pulled up to the surface and redeployed using a medium sized vessel with custom built cable pullers or reels. Large air gun arrays are used to transmit acoustic waves into the Earth. We perform a “light tackle” version of this method that works out to 200 feet of water depth.

Marine or towed streamer acquisition.  Long cables containing thousands of hydrophones are towed behind large vessels. The cables are designed to have the same density as seawater in order to remain at a constant depth of three to ten meters below the ocean’s surface. Acoustic waves are transmitted using arrays of airguns pressured by air compressors on the vessel.

We compete in the land, transition zone, and ocean bottom cable markets.

Technological advances in equipment and computers have allowed the seismic industry to economically acquire and process immense volumes of seismic data to produce more precise images of the Earth’s subsurface. The industry refers to the process of data acquisition, processing, and subsequent interpretation of the processed data as the seismic method. 3D technology has profoundly changed the seismic industry. Where 2D seismic surveys were once used only to identify gross structural features, 3D surveys have proven effective in providing detailed views of subsurface structures. 3D has also proven to be a more reliable indicator of oil and gas reservoirs than older technologies, which has improved the efficiencies of oil and gas exploration and production companies and reduced dry hole risk. According to surveys of oil and gas exploration professionals conducted over the past five years, 3D/4D seismic data has consistently been selected as the most important exploration and production technology.

After the data is acquired, a secondary service known as seismic data processing manipulates the data using supercomputers and mathematical algorithms. The recorded data is converted into an accurate, time-depth image of the Earth’s subsurface, typically to a depth of 15,000 to 20,000 feet. We believe that the market for land, transition zone and shallow marine seismic acquisition services is considerably larger than the seismic data processing and interpretation markets combined. Our primary service is seismic data acquisition. We provide standard 2D, 3D, and 4D seismic acquisition services and also offer our higher resolution Reservoir GradeSM seismic solution.

In June 2008, we entered the seismic processing market by acquiring substantially all the business and assets of Weinman GeoScience, Inc. (“Weinman”), a seismic processing and interpretation business with its principal place of business in Dallas, Texas.  Weinman specializes in complex three-dimensional processing and has pending U.S. patent applications covering certain algorithms for processing seismic data in rock formations that conduct sound at different speeds in different directions, a characteristic known as anisotropy. Weinman also interprets seismic images as a consultant to oil and gas companies.

The aggregate purchase price for the Weinman assets was $22 million, of which $10 million was paid in cash at the closing. The balance is payable in shares of the Company’s Common Stock having an aggregate value of $12 million based on the Offering price, which shall be issued to the sellers at the closing of the Offering,  In addition, the owners of Weinman may receive an “Earnout” payment of up to $10 million, payable on December 31, 2010. The amount of the Earnout is determined by a formula based upon the EBIDTA the Weinman business generates during  the 24-month period ending on March 31, 2010. The Earnout is payable  in shares of the Company having an aggregate value equal to the amount of the Earnout. The number of shares to be issued will be determined on the basis of the average market price of the Company’s shares on December 31, 2010.

We believe a significant amount of the world’s more readily accessible oil and gas reservoirs have been exploited and depleted over time. Consequently, we believe that future production will increasingly be sought from smaller, more complex and/or deeper structures, all generally requiring higher resolution imaging. Higher resolution seismic data can also be used to optimize secondary and tertiary recoveries of existing fields. In many cases, this means re-shooting areas previously surveyed with lower-grade seismic. We believe that our RG3DSM product will enable us to capitalize on this evolution. RG3DSM data acquisition involves innovative applications of technologically advanced seismic equipment by our experienced personnel who, in many cases, have worked in the same geographic location on previous seismic shoots. The experience of our managers and field personnel derived from having worked in these areas in the past provides us with a unique understanding of terrain, culture, politics, economics and productivities. This knowledge capital assists us in our bidding process, risk mitigation, and improvement of operating efficiencies.

Our business and overall demand for seismic services depends on worldwide levels of exploration, development, and production expenditures made by our clients, who include national oil companies, major integrated oil and gas companies, independent oil and gas exploration and production companies, and seismic data library companies.

We believe that the following trends in our industry should benefit our operations:

Growing global demand for oil and gas.  With emerging market economies, particularly those of China and India, experiencing strong economic growth, global demand for energy is increasing at historic rates. Average daily global oil demand has grown 14 million barrels since 1995, roughly twice the amount it grew from 1980 to 1995, and is projected to grow another from  roughly 76 million barrels per day in 2000 to between 98 and 138 million barrels per day in 2030, , according to the July, 2007 report of the National Petroleum Council(1) . Strong demand for energy, coupled with tightening supply, has caused oil and gas exploration and production companies to increase their exploration and development activities, which in turn drives demand for our services.

Historical lack of exploration spending.  According to the United States Energy Information Administration, in real dollar terms, geological and geophysical spending by major U.S. exploration and production companies in 2006 was only 60% of the amount spent in 1982 and exploration spending in 2006 was only 46% of comparable 1982 expenditures. Further, as reflected in the chart below, the majority of recent increases in expenditures in response to higher oil and gas prices have been predominately development-based. While the seismic data services we provide are used both for exploration and development activities, as global demand for oil and gas continues to increase and declining production rates result in the further marginalization of mature fields, we believe that exploration and production companies will commit significant capital to explore for new oil and gas reserves.

Aggregate Capital Spending of Major U.S. Exploration and Production Companies(2)

(1)                                  National Petroleum Council, Facing the Hard Truths About Energy,  46 (2007)

(2)                                  Source: United States Energy Information Administration. “Major U.S. Exploration and Production Companies” as defined by the United States Energy Information Administration consist of any U.S.-based company (or its parent company) that is publicly traded, and accounts for one percent or more of U.S. production or reserves of crude oil (including natural gas liquids) or natural gas, or one percent or more of U.S. refining capacity or refined product sales volume. Capital spending data has been converted to 2005 dollars using the Consumer Price Index published by the United States Bureau of Labor Statistics.

Recent technological advances in seismic data acquisition equipment and processing.  In recent years, significant advances have been made in seismic data acquisition and processing capabilities, which allow for a better understanding of where oil and gas reservoirs exist as well as better reservoir management techniques. We believe that exploration and production companies will use this advanced technology, not only to acquire seismic data in previously unexplored regions, but also to continue “re-shooting” mature oil and gas basins to fully exploit known oil and gas reserves.

Improved drilling economics due to higher oil and gas prices.  The high oil and gas prices of the past several years have made fields that were previously uneconomic or marginally economic increasingly attractive for oil and gas exploration and production companies to explore and develop. As a result of these improved economics, demand for seismic data acquisition has increased commensurately as operators are finding legacy fields and new fields that were previously uneconomic are now worthy of further analysis.

Trend towards drilling and developing non-conventional oil and gas resources.  As a result of improvements in drilling and production-enhancement technologies, including horizontal drilling and fracturing and stimulation techniques, oil and gas companies are increasingly developing non-conventional oil and gas resource plays. “Resource play” is a term used to describe an accumulation of oil and gas known to exist over a large area which, when compared to a conventional play, has lower development risks as well as lower average decline rates. Successful and economic production of resource plays frequently requires significant seismic data acquisition activity to maximize the effectiveness of drilling and subsequent multi-stage fracturing operations, which are key to successful resource play production.

Our Strategy

Our strategy is to expand our seismic data acquisition business and maximize utilization of our equipment and services. Specifically, we intend to:

Deploy highly experienced seismic crews. We intend to grow our seismic crew count from its current level of 14 crews by adding  up to four additional crews by the end of 2009. We are currently planning  to have 15 crews deployed by the end of 2008 and up to 18 crews deployed by the end of 2009. . We seek to leverage our employees’ extensive experience operating in diverse environments throughout the world by mobilizing our crews to work in these challenging regions, where we believe we can earn higher margins for our products and services.

Continue to expand internationally. We have conducted or contracted to commence seismic data acquisition operations in North and South America, Asia North Africa and Sub –Saharan Africa. By operating in multiple locations and markets, we create a dynamic geographic portfolio, thereby reducing our dependence on individual and isolated markets. We also believe that certain international markets offer the best opportunities to maximize our expertise and operating margins.

Purchase and deploy industry leading technology and equipment at low costs. We use the latest generation seismic data acquisition equipment which provides our clients with high-density data collection capabilities. Substantially all of our seismic recording equipment is purchased from an industry leading seismic technology supplier at “most favored customer” pricing. We will continue to use the best available equipment to be a leader in providing seismic data acquisition solutions to our clients.

Utilize standardized equipment. We have assembled an large inventory of standardized land, transition zone and shallow marine seismic recording systems We intend to continue to acquire and utilize standardized equipment which will allow us to realize reduced operating and training costs and higher equipment utilization.

Maintain an owner-manager culture throughout the company. We have broad employee ownership of our equity securities. High morale is integral to developing and maintaining crew productivity, revenue generation, and cost control. We believe our culture enhances our crews’ morale and is conducive to achieving these goals.

Leverage our strong relationships with oil and gas exploration and production companies. Our management team has an established track record with many large oil and gas companies that utilize our services, and we intend to continue to leverage our reputation to drive utilization of our assets.

Operate with a low cost structure. Our standardized equipment, broad experience base, and centralized support structure allow us to maintain a low overhead rate, which we believe will provide a competitive advantage over our larger competitors.

Continue to build on our strong industry brand. We plan to leverage the extensive experience of our personnel and the reputation we have created over the past several years to continue building Global as a strong industry brand known as a international seismic data acquisition company that provides reliable, high quality services, advanced technologies, innovative seismic solutions, and exceptional client service. We believe that establishing a brand known for excellence and leading edge technology will afford us the opportunity to earn higher margins due to the superior level of services we provide.

Our Operations

We are a worldwide land, transition zone and shallow marine seismic data acquisition and  seismic data processing services provider focused on delivering innovative solutions, high quality work and superior client service. The seismic data we generate is used by oil and gas exploration and production companies to locate potential reservoirs of oil and gas and to gain a better understanding of known reserves. We were formed in 2003 by our management team to capture opportunities in the growing seismic industry and have experienced rapid growth since inception. Our customers include national oil companies

(NOCs) major integrated oil companies, independent oil and gas exploration and production companies, and seismic data library companies.

The phrase “Reservoir GradeSM” means that the associated technology has the necessary resolution and other seismic attributes to allow clients to “see” into the reservoir and predict important reservoir properties, such as porosity. We have received a service mark for the phrase Reservoir GradeSM to describe our high density seismic acquisition services. In order to acquire Reservoir GradeSM data, we offer seismic surveys with full aperture offset sampling and closely-spaced seismic sources and receiver arrays designed to optimize bandwidth at the target. This will allow us to image increasingly complex structural and stratigraphic details within the geologic objectives. We believe that one of our most significant strengths is our ability to provide high density 3D solutions efficiently and cost effectively.

We provide conventional 2D and 3D seismic acquisition services, as well as our higher resolution Reservoir Grade 3D seismic solutions. Our Reservoir Grade seismic solutions offer improved spatial resolution and signal-to-noise ratio, which enables a better interpretation of the geologic structure and porosity changes in the reservoir. In addition to being a critical exploration tool, seismic data allows exploration and production companies to better understand their producing reservoirs, thereby maximizing production and recoverability levels of oil and natural gas reserves. A series of 3D surveys conducted in time lapse fashion, commonly referred to as 4D seismic, can help our clients monitor the movement of oil and gas fluids through the reservoir.

Our operating capabilities are global. Since we launched our first seismic crew in 2005, we have conducted operations in North and South America, Asia, North Africa and Sub-Saharan Africa. Our management team has extensive experience operating in over 60 countries, long-term client relationships and an understanding of operating conditions and sociopolitical dynamics in the U.S. and abroad.

We have the capability to operate in highly specialized and diverse environments, including desert, arctic, jungle, swamp, highland, shallow marine and transition zones. Transition zones are marine or fresh water coastal regions. Typical transition zones include beaches, swamps, and marshes. Shallow marine areas are those with water depths up to approximately 200 feet.

We principally generate our revenues by operating seismic data acquisition crews. As of June 30th  2008, we operated 14 seismic acquisition crews domestically and abroad with over 100,000 recording channels combined, and we intend to deploy an  additional crew by December 31, 2008.

Equipment Sourcing and Suppliers

In 2005, we entered into a volume purchase agreement with Sercel, Inc., (“Sercel”) a leading manufacturer of geophysical recording equipment and have recently amended and restated that agreement. In exchange for a four-year purchasing commitment, Sercel agreed to provide us with “most favored customer” pricing on our purchases of their recording equipment. We believe that this is important primarily because the volume discounts and favorable pricing enable us to acquire this equipment at what we believe to be industry-best prices, and also because the equipment accommodates the high density data recording that is required to efficiently provide our Reservoir GradeSM seismic solutions. In addition, we use latest generation seismic vibrator equipment manufactured by Input/Output, Inc.

Our pricing agreement with Sercel requires us to purchase a minimum number of recording channels in each year from 2005 through 2008. Purchases in excess of the minimum obligation in any given year are credited to the subsequent year’s commitments. If purchases in any given year plus any credits from prior years are less than the required minimum, a per-channel shortfall fee may be charged. Purchases in 2005, 2006 and 2007 each exceeded the minimum annual commitments. The credits from 2005, 2006 and 2007satisfy our minimum commitment for the remaining years covered by the commitment.

Marketing

Our seismic acquisition and seismic data processing services are primarily marketed from our Houston office. While we rely upon the traditional utilization of our key personnel in making sales calls, we also receive a significant amount of work through word-of-mouth referrals and repeat client business. Additionally, as our industry reputation continues to develop, we expect this and the reputation of our personnel to generate further business opportunities.

Competition

The acquisition and processing of geophysical data for the oil and gas industry has historically been highly competitive worldwide. Success in marketing geophysical services is based on several factors, including price, crew experience, equipment availability, technological expertise, reputation for quality and dependability.

We consider our principal competitors in the land acquisition market to be BGP Limited, WesternGeco, Geokinetics, Inc., PGS Onshore, Inc., Dawson Geophysical Company, CGG Veritas, Grant Geophysical, Inc. and TGC Industries, Inc. We believe that BGP Limited has the largest market share by crew count of any of our competitors, with over 40 active international crews, including 5 transition-zone crews, operating in 2007.

Operating Risks and Insurance

Our business is subject to the hazards inherent in conducting seismic data acquisition activities including operating in hostile environments with dangerous machinery, and in some instances explosives. These conditions can cause personal injury or loss of life, damage to or destruction of property, equipment, the environment and marine life, and the suspension of operations.

In addition, we could be subject to personal injury or real property damage claims in the normal operation of our business. Such claims may not be covered under the indemnification provisions in our general service agreements to the extent that the damage is due to our negligence or intentional misconduct.

We do not carry insurance against certain risks that we could experience, such as business interruption resulting from equipment maintenance or weather delays. We obtain insurance against certain property and personal casualty risks and other risks when such insurance is available and when our management considers it advisable to do so. Currently, our insurance coverage consists of employers’ liability with limits of $1.0 million per accident and $1.0 million in the aggregate, commercial general liability of $2.0 million per accident and $2.0 million in the aggregate, pollution liability of $2.0 million per accident and $2.0 million in the aggregate, automobile liability with a $1.0 million combined single limit, and a $10.0 million umbrella policy. Our general service agreements require us to have specific amounts of insurance. There can be no assurance, however, that any insurance obtained by us will be adequate to cover any losses or liabilities, or that this insurance will continue to be available or available on terms which are acceptable to us. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a material adverse effect on us.

Backlog

At December  31, 2007, our backlog of commitments for future revenue was approximately $191 million, compared with approximately $191 million at December  31, 2006. We anticipate that most of the December  31, 2007 backlog will be completed over the next twelve months. This backlog consists of written orders or firm commitments. Contracts for services are subject to modification by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. As a result of these factors, our backlog as of any particular date may not be indicative of our actual operating results for any succeeding period.

Properties

Our headquarters are currently located at 3535 Briarpark Drive, Houston, Texas, where we lease approximately 14,755 square feet of office space. The leases for this office space expire on March 31, 2007, but we may extend them on the same terms for two additional one-month periods. We also lease approximately 4.3 acres of land and approximately 12,000 square feet of warehouse space in Richmond, Texas, where we equip our crews prior to deployment. The warehouse space lease expired on February 28, 2008, but we have an option to extend it on a month-to-month basis thereafter.

In March 2006, we purchased 17.8 acres of land in Missouri City, Texas, where we plan to construct a building complex consisting of office and warehouse space that will serve as our corporate headquarters. The new complex will include 50,000 square feet of office space and 22,000 square feet of warehouse space. The complex will combine our existing facilities in one location so that our operations personnel and executive management team share a common campus with our field support personnel. We expect our new facility to be operational by the end of  2008. We believe the cost of constructing the new facility will be approximately $9 million.

Employees

As of December  31, 2007, we had 1041 employees. None of our employees are represented by a labor union or otherwise covered by collective bargaining agreements. We consider our relations with our employees to be good.

Legal Proceedings

In the ordinary conduct of our business, we are subject to periodic lawsuits, investigations and claims, including environmental claims and employee related matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition.

Environmental Regulation

Our domestic operations are subject to a variety of federal, state and local laws and regulations governing the discharge or release of materials and wastes or otherwise relating to the protection of human health and safety and the environment. Violations of various statutory and regulatory programs that apply to our operations can result in administrative and civil penalties, remediation expenses, monetary damages, potential injunctions, cease and desist orders and criminal penalties. Some environmental statutes impose joint and severally, strict liability, rendering a person liable for environmental and natural resource damage without regard to negligence or fault on the part of such person. We invest financial and managerial resources to comply with such laws and regulations and we believe that we are in compliance in all material respects with applicable environmental laws and regulations. Although such environmental expenditures by us historically have not been significant, there can be no assurance that these laws and regulations will not change in the future or that we will not incur significant costs in the future performance of our operations. We are not involved in any legal proceedings concerning environmental matters and are not aware of any claims or potential liability concerning environmental matters that could have a material adverse impact on our financial position, cash flows or results of operations.

Our operations outside of the United States are subject to similar environmental regulation in a number of foreign locations. We believe that we are in material compliance with the existing environmental requirements of these foreign governmental bodies. We have not incurred any significant environmental costs in connection with the performance of our foreign operations; however, any regulatory changes that impose additional environmental restrictions or requirements on us or our clients could adversely affect us through increased operating costs and decreased demand for our services.

Other Government Regulation

Our domestic operations are subject to a variety of federal, state and local laws and regulations, including laws and regulations relating to the use of explosives and to protection of the environment and archeological sites. In addition, our international presence subjects us to complex and evolving laws throughout the world. We are required to expend financial and managerial resources to comply with such laws and related permit requirements in our operations, and we anticipate that we will continue to be required to do so in the future. The fact that such laws or regulations change frequently makes it impossible for us to predict the cost or impact of such laws and regulations on our future operations. The adoption of laws and regulations that have the effect of reducing or curtailing oil and gas exploration and production activities could also adversely affect our operations by reducing the demand for our services.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of July 31, 2008.

Name	Age	Position(s)
Richard A. Degner	48	Chairman of the Board of Directors, President and Chief Executive Officer(1)(3)
Craig Lindberg	37	Senior Vice President, President, Autoseis Inc, Director
Thomas J. Fleure	45	Senior Vice President, Geophysical Technology, Director
Craig M. Murrin	54	Vice President, Secretary and General Counsel
Kirk L. Girouard	57	Vice President, South America
Maurice Flynn	53	Vice President, Eastern Hemisphere
Jeff M. Howell	51	Vice President, Health, Safety, Environment & Quality
Duncan W. Riley, Jr.	45	Vice President, U.S. and Canada
M. Andrew Kitts	55	Vice President, International Business Development
Heidi E. Brown	43	Vice President, Corporate Systems & Compliance
Jerry D. Dresner	51	Vice President, Finance
Lawrence M. Scott	50	Vice President, Worldwide Marine
William Anthony (“Tony”) Clark	49	Vice President, North American Risk Ventures
Damir S. Skerl	66	Director(1)(2)(3)
Michael C. Forrest	73	Director
George E. Matelich	50	Director(1)(2)(3)
Stanley de Jonge Osborne	37	Director(2)

(1)	Member of our Compensation Committee

(2)	Member of our Audit Committee

(3)	Member of our Nominating and Corporate Governance Committee

Richard A. Degner is our founder and currently serves as our President and Chief Executive Officer. Mr. Degner has also been elected to serve as Chairman of our Board of Directors. Prior to founding the company, Mr. Degner served as President of PGS Onshore, Inc. from December 1999 to June 2003. Under his leadership, PGS developed a reputation as an innovative and high quality provider of land and transition zone geophysical services. During Mr. Degner’s tenure at PGS, its revenue grew from $15 million in 1999 to over $150 million in 2003. Prior to joining PGS, Mr. Degner held various management positions during a 17-year career with Western Geophysical, including Vice President—Western Hemisphere Operations from January 1997 to September 1999. Mr. Degner received degrees in both Geophysical and Geological Engineering from the Colorado School of Mines and an MBA from Rice University.

Craig Lindberg is one of our co-founders and serves as our Senior Vice President and as the President of our subsidiary, AutoSeis, Inc.  From May 2005 to July 2008, Mr. Lindberg served as our Senior Vice President and Chief Financial Officer.  From August 2001 to April 2005, Mr. Lindberg served as a Retail Region Manager for Tyson Foods, a public company engaged in foodservice and retail food processing and marketing. From August 1999 to August 2001, Mr. Lindberg served as Foodservice Account Manager for Hormel Foods, a public company engaged in food processing and distribution. Mr. Lindberg began his career with ISA, a privately held foodservice food brokerage business, where he served as Director of Marketing from April 1994 to August 1999. Mr. Lindberg received a Bachelor of Science degree from the University of Houston and an MBA from Rice University.

Thomas J. Fleure is one of our co-founders and currently serves as our Senior Vice President of Geophysical Technology. Prior to joining us in August 2004, Mr. Fleure had 21 years of experience with Western Geophysical and its successor WesternGeco, where he held several senior management positions in both technology and operations, including positions as InTouch Manager for Geophysics and Survey Evaluation and Design from November 2001 to August 2004, Applied Technology Special Projects Manager from February 2000 to November 2001, and Manager of Western Hemisphere Marine Operations from January 1999 to February 2000. Mr. Fleure is the inventor or co-inventor on two patents related to advanced Vibroseis techniques and custom designs of explosives for application as seismic sources. Mr. Fleure received a degree in Geophysical Engineering from the Colorado School of Mines.

Craig M. Murrin has served as our Vice President, Secretary and General Counsel since May 2005. Mr. Murrin has over 20 years of experience negotiating a variety of upstream energy-related transactions around the world, including joint ventures, acquisitions and divestitures, and financings for energy companies and energy-service providers. From June 2004 to April 2005, Mr. Murrin served as Vice President and Corporate Counsel of Transworld Oil U.S.A., Inc., and from May 2003 to June 2004, he was in private practice. From February 1996 to May 2003, Mr. Murrin served as Vice President-Legal of various subsidiaries of Petroleum Geo-Services ASA, including PGS Onshore, Inc. From August 2001 to October 2002, Mr. Murrin also served as a director of PGS Capital, Inc., a subsidiary of Petroleum Geo-Services ASA. He received his law degree from Stanford University. Mr. Murrin is a member of the Association of International Petroleum Negotiators and serves on the council of the international section of the Houston Bar Association.

Kirk L. Girouard joined us in November 2004as our Vice President—U.S. Operations since and currently serves as our Vice President Latin America.. Mr. Girouard has over 20 years of experience in the seismic data acquisition industry. Prior to joining us, Mr. Girouard served as Operations Manager for both United States Gulf Coast Operations and United States Land Seismic Operations and Manager of Project Development, Western Hemisphere at WesternGeco from May 2000 to June 2003. From August 2003 to November 2004, Mr. Girouard worked with Omni Energy Services, both as an outside consultant and as part of the management team for Omni’s aviation division. With the exception of a two year assignment as Operations Supervisor in Africa, Mr. Girouard spent the majority of his career from May 1980 to May 2000 managing Latin American seismic operations at Western Geophysical. His work in South America has given him substantial international experience as well as a bilingual background. Mr. Girouard received a Bachelor of Science in Mathematics from Lamar University, Texas.

Maurice Flynn has served as our Vice President—Eastern Hemisphere since April 2006. Prior to joining us, Mr. Flynn worked with PGS Onshore, Inc., where he served as Vice President of Europe, Africa and the Middle East from March 2000 to July 2003 and Vice President of Worldwide Operations Support from July 2003 to April 2006, directing the company’s expansion into the Eastern Hemisphere seismic market. Mr. Flynn was the General Manager of Argentina operations for both Western Geophysical from June 1999 to March 2000 and Veritas DGC from December 1996 to June 1999. Mr. Flynn began his career at Western Geophysical in August 1975, where he held numerous management positions including Project Manager, Operations Manager and Country Manager, working in Saudi Arabia, China, Chad and Tunisia. Mr. Flynn received his B.Sc. (Hons) in Physics with Geophysics from the University of Liverpool, England.

Jeff M. Howell joined us in February 2005 and has served as our Vice President of Health, Safety, Environment & Quality since May 2005. Prior to joining us, Mr. Howell was the U.S. Land QHSE manager and training coordinator for Schlumberger Oilfield Services from July 2003 to January 2005. He began his career at Western Geophysical in 1982 and held numerous field and area management positions, ultimately leading to Director of Worldwide QHSE from March 1994 to June 2003.

Duncan W. Riley, Jr. joined us as our Vice President of Business Administration in April 2006 and currently serves as Vice President, US and Canada.. From June 2003 to April 2006, Mr. Riley worked as an independent oilfield services consultant. Mr. Riley served as WesternGeco’s General Manager of Mexico, the Caribbean and Central America from July 2002 until June 2003. Mr. Riley also served as Assistant Marketing Manager of the Drilling and Measurements business unit of Schlumberger Oilfield Services from June 2001 until July 2002. Mr. Riley began his 20-year seismic career at Western Geophysical Company, where he held a variety of senior management positions in both operations and staff roles. Most notably, he directed the regulatory approval process that led to the creation of WesternGeco, the seismic services joint venture between Schlumberger and Baker Hughes, and served as WesternGeco’s Area Manager for the North & South America business unit. Mr. Riley received a degree in Geophysical Engineering from the Colorado School of Mines and an MBA from Rice University.

Andrew P. Kitts has served as Vice President, International Business Development since joining us in June 2007. Prior to joining us, Mr. Kitts worked with PGS Marine based in Singapore and Houston. He served in various management positions in Asia—Account Manager (Sept 1998—May 2000); Market Manager Asia and Australia (May 2000—Nov 2003); Business Area Manager for the Indian Sub-Continent and Sakhalin (Nov 2003—March 2005) before moving to Houston and serving as Manager, Business Development South America (April 2005—May 2007). Prior to joining PGS Marine, Mr. Kitts served in various management and operational positions around the world for Western Geophysical between November 1984—September 1998. He was based in Central & South America (General Manager in Peru / Colombia / Guatemala / Trinidad / Venezuela); Houston (Regional Manager Central and N. South America); London (Business Development Manager EAME & FSU); Houston and Singapore (Director, Business Development Far East, Asia and Australia). Mr. Kitts also served as Party Manager on a crew in Patagonia, Chile and Supervisor, field operations in South America for Seismograph Service Corporation between October 1982 and November 1984. Mr. Kitts started his seismic career at Petty Ray Geophysical in June 1978 where he served in various operational and field management positions in the Middle East and Africa until November 1984. Mr. Kitts received a Certificate in Education from Exeter University and a Bachelor of Science in Earth Sciences from London University.

Heidi E. Brown has served as our Vice President of Corporate Systems and Compliance since June 2007. Prior to joining us in July 2005 as the Finance Systems Manager, Ms. Brown had 18 years experience in the development, deployment and administration of enterprise business systems, policies and procedures with several Fortune 500 and medium-sized companies, both public and private. Prior to joining us, from August 2002 to July 2005, Ms. Brown served as Systems Designer for Intuit, Inc., a public company engaged in the production and distribution of tax accounting and financial software. From October 2000—August 2003, Ms. Brown worked as an independent consultant for Resmed, Inc., an Australian based Medical device manufacturer, where she led the implementation of Oracle Applications. From August 1998—October 2000, Ms. Brown held the position of Practice Manager for Metier, Inc., an independent consulting firm and VAR/partner of Oracle, Inc. From 1996—August 1998, Ms. Brown was Manager and Principal Consultant for K.P.M.G., LLP in their Oracle practice based in Costa Mesa, CA. Prior to this, Ms. Brown held managerial and systems positions including 9 years with Rohr, Inc., an Aerospace company currently owned by B.F. Goodrich Aerostructures Group, and Proxima, Inc., currently owned by InFocus Corp. Ms. Brown received a double major from Purdue University in Accounting and Industrial Management, minor in Industrial Engineering.

Jerry Dresner joined us August 1, 2007 as Vice President of Finance. Mr. Dresner has over twenty seven years of financial management experience in an international operating environment. Mr. Dresner started his career in 1980 working in the fixed asset department of Dresser Industries’ corporate division based in Houston, Texas. In 1987 Dresser sold its Wireline interest to Litton Industries, which later spun off and became Western Atlas International Inc. (Western Atlas) where Mr. Dresner worked as accounting manager, gaining experience in several different operating divisions within the company. In 1993 he moved to London England and served as the Area Controller for Western Geophysical. In 1998 Western Atlas was sold to Baker Hughes, and Mr. Dresner stayed on as Assistant Controller. In late 2000, Baker Hughes and Schlumberger formed WesternGeco; at that time, Mr. Dresner was promoted to Controller with responsibility for North America, Canada & Mexico.

Larry Scott has served as our Vice President, Worldwide Marine since June 2007. Prior to joining us, Mr. Scott was President of Offshore Hydrocarbon Mapping Inc. (OHM’s US entity) and Vice President of OHM Ltd from January 2005 until June 2007, where he was responsible for all sales, marketing, and business development activities related to OHM’s Controlled Source Electromagnetic (CSEM) services worldwide. Prior to joining OHM, Mr. Scott was Senior VP of Integrated Seismic Solutions (ISS) for GXT Technology (Sep 2003 to Jan 2005). He has over 28 years experience in geophysical exploration with in-depth exposure to a broad range of disciplines. Prior to GXT, Mr. Scott worked at Veritas as Vice President for Marine Acquisition (2000-2003). He began his career with Western Geophysical in 1979 as a marine seismic data processor, and later transferred to the marine operations group. During the mid-80’s his interests turned to the technical aspects of seismic exploration, and he took up senior geophysicist roles in R&D and Applied Technology within the Western Research division. During this period he became heavily involved in navigation and positioning technology for marine 3D surveys, and developed the industry’s first onboard navigation post-processing system. Mr. Scott transferred to marine operations in 1992, where he rapidly advanced into supervisory and management roles, culminating in his assignments as General Manager of Western Hemisphere Marine (1996-1998) and then Eastern Hemisphere Marine (1999-2000). He has managed a wide variety of operations, including conventional 2D, 3D, and 4D streamer as well as OBC (Ocean Bottom Cable) and TZ (Transition Zone) operations

Damir S. Skerl has served as a member of our board of directors since June 2005. Early in his career, Mr. Skerl worked as technical manager of seismic data processing for Western Geophysical in Milan, Italy. In August 1989, Mr. Skerl was appointed Senior Vice President of International Operations. From December 1990 to August 1998, he served as Executive Vice President of Western Atlas International, Inc., and also assumed additional responsibilities as President of Western Atlas Logging Services in August 1992 and Executive Vice President of Western Atlas, Inc. in August 1996. In August 1998, Mr. Skerl was appointed Senior Vice President, Oilfield Operations of Baker Hughes Inc. Mr. Skerl retired from Baker Hughes in December 1999. Mr. Skerl currently serves as President of Skerl & Associates, LLC, a position he has held since December 1998, and Chief Executive Officer and Chairman of the Board of Smart Drilling and Completion, Inc., positions he has held since March 2000. Mr. Skerl also holds directorships with PrimeGeoscience, Inc. and Norwegian JV, Triangle—SDCI, AS.

Michael C. Forrest has served as a member of our board of directors since June 2005. He became a petroleum exploration consultant in September 1997 after a 42-year career with Shell Oil Company and Maxus Energy Corporation. Mr. Forrest has held a number of management positions with Shell, including Exploration Manager, Alaska Division, General Manager Exploration, Shell Offshore (Gulf of Mexico) from August 1984 to June 1987 and President of Pecten International

Company, a Shell U.S.A. subsidiary, from June 1987 until his retirement in February 1992. Mr. Forrest worked with Maxus for five years, first as Vice Chairman and Chief Operating Officer from June 1992 to March 1995 and later as Senior Vice President Business Development and Technology after Maxus was purchased by YPF of Argentina from March 1995 to September 1997. Mr. Forrest also served as a director of Matador Petroleum, a private oil company, from June 1999 to June 2003. He currently serves as Chairman of the DHI (Direct Hydrocarbon Indicator) Interpretation and Risk Analysis Consortium sponsored by Rose & Associates, LLP, an oil and gas exploration and production risk management consulting firm.

George E. Matelich was elected to our Board and its Compensation Committee in December 2006, following the resignation of Michael C. Forrest. Mr. Matelich currently serves as a Managing Director of Kelso & Company. He joined Kelso in January 1985, after serving from September 1982 to December 1984 with the Mergers and Acquisitions and Corporate Finance Departments at Lehman Brothers Kuhn Loeb, where his responsibilities included the analysis, evaluation and financing of leveraged buyouts and the refinancing of more mature buyout companies. From June 1978, to August 1980 Mr. Matelich was a Consultant with Ernst & Whinney. He is a Certified Public Accountant and holds a Certificate in Management Accounting. Mr. Matelich received a B.A. in Business Administration, summa cum laude, from the University of Puget Sound and an M.B.A. (Finance and Business Policy) from the Stanford Graduate School of Business. He is a director of Coffeyville Resources, LLC and Waste Services, Inc. He is also a Trustee of the University of Puget Sound.

Stanley de Jongh Osborne was elected to our Board in March 2007, following the enlargement of the Board from five to seven members. Mr. Osborne currently serves as a Managing Director of Kelso & Company. Mr. Osborne joined Kelso in July 1998. He was an Associate at Summit Partners from May 1996 to June 1998. From September 1993 to May 1996 he was an Associate in the Private Equity Group and an Analyst in the Financial Institutions Group at J.P. Morgan & Co. Mr. Osborne received a B.A. in Government from Dartmouth College. He is a director of CVR Energy, Inc. Custom Building Products, Inc., and Traxys S.A.

Board of Directors

Our board of directors currently consists of seven members, including four independent members—Messrs. Skerl, Forrest, Osborne and Matelich.  Pursuant to its investment in us, Kelso has the right to appoint two of our seven directors.

Committees

In compliance with the requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq Global Market listing standards and SEC rules and regulations, a majority of the directors on our corporate governance and nominating and compensation committees are independent. A majority of the directors on our audit committee are also independent.

Audit Committee

Our audit committee is currently comprised of Messrs. Skerl, Osborne and Matelich . Our board has determined that Messrs. Skerl, Osborne and Matelich are independent directors as defined under and required by the Securities Exchange Act of 1934, or the Exchange Act, and the listing requirements of the Nasdaq Global Market, and that Mr. Matelich meets the qualifications of, and is designated as,  a financial expert... The principal duties of the audit committee are as follows:

to review our external financial reporting;

to engage our independent auditors; and

to review our procedures for internal auditing and the adequacy of our internal accounting controls.

Our board of directors has adopted a written charter for the audit committee that will be available on our website after the closing of this offering.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Messrs. Skerl, Matelich and Degner. Our board has determined that Messrs. Skerl and Forrest are independent as required by the listing requirements of the Nasdaq Global Market. The listing requirements of the Nasdaq Global Market require that our nominating and corporate governance committee be composed of a majority of independent directors within 90 days of the listing of our common stock on the Nasdaq Global Market and that it be composed solely of independent directors and have at least three members within one year of such date. Accordingly, we intend to appoint an additional independent director to our nominating and corporate governance committee to replace Mr. Degner following the consummation of the offering. The principal duties of the nominating and corporate governance committee are as follows:

to recommend to the board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between stockholder meetings; and

to make recommendations to the board of directors regarding corporate governance matters and practices.

Our board of directors has adopted a written charter for the corporate governance and nominating committee that will be available on our website after the closing of this offering.

Compensation Committee

                Our compensation committee currently consists of Messrs. Skerl, Matelich and Degner. . Our board has determined that Messrs. Skerl and Matelich are independent as required by the listing requirements of the Nasdaq Global Market. The listing requirements of the Nasdaq Global Market require that our compensation committee be composed of a majority of independent directors within 90 days of the listing of our common stock on the Nasdaq Global Market and that it be composed solely of independent directors within one year of such date. Accordingly, we intend to appoint an additional independent director to our compensation committee to replace Mr. Degner following the consummation of the offering. The principal duties of the compensation committee are as follows:

to administer our stock plans and incentive compensation plans and, in this capacity, make all option grants or awards to our directors and employees under such plans;

to make recommendations to the board of directors with respect to the compensation of our chief executive officer and our other executive officers; and

to establish compensation and employee benefit policies.

Our board of directors has adopted a written charter for the compensation committee that will be available on our website after the closing of this offering.

Web Access

We will provide access through our website at www.globalgeophysical.com to current information relating to governance, including a copy of each board committee charter, our Code of Conduct, our corporate governance guidelines and other matters impacting our governance principles. You may also contact our General Counsel for paper copies of these documents free of charge.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

The following table sets forth the cash and non-cash compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers for the fiscal years ended December 31, 2005, 2004 and 2003, respectively.

Summary Compensation Table

(1)                                  Reflects non-cash compensation paid to our executives in the form of restricted stock in lieu of salary earned in the covered fiscal year. The restricted stock awards vested quarterly in equal amounts over the covered fiscal year.

(2)                                  Reflects non-cash compensation paid to our executives in the form of non-restricted stock in lieu of salary earned in the covered fiscal year.

2006 Incentive Compensation Plan

In July 2006, our board of directors and stockholders adopted the Global Geophysical Services, Inc. 2006 Incentive Compensation Plan, which we refer to as the 2006 Incentive Plan. The principal purpose of the 2006 Incentive Plan is to promote our success, enhance our value, and attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards. The 2006 Incentive Plan provides for a variety of such incentive awards, including nonstatutory stock options, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code, or the “Code”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards and other stock-based awards. 3,000,000 shares of our common stock are reserved for issuance under the 2006 Incentive Plan. As of December 31 2007, we had outstanding 2,432,600 stock options having negligible intrinsic value as of that date..

Administration.  The 2006 Incentive Plan is administered by our board of directors, unless and until the board delegates administration to our compensation committee or other applicable committee of its board of directors. Upon and following the consummation of this offering, the 2006 Incentive Plan will be administered by a compensation committee of the board of directors. The board of directors, or the compensation committee if so empowered, has the authority to interpret the 2006 Incentive Plan and to adopt such rules for the administration, interpretation and application of the Plan according to its terms. However, the board of directors may not delegate to the compensation committee or otherwise the power to grant awards to independent directors.

Grant of Awards.  Certain employees, consultants and directors will be eligible to be granted awards under the 2006 Incentive Plan. Our board of directors, or the compensation committee if so empowered, will determine:

which employees, consultants and directors are to be granted awards;

the type of award that is granted (only employees can be granted incentive stock options under Code Section 422);

the number of shares subject to the awards; and

terms and conditions of each award, as consistent with the 2006 Incentive Plan.

Under the 2006 Incentive Plan, performance-based awards are intended to comply with the requirements of Code Section 162(m), in order to allow those awards, when payable, to be fully tax deductible by us.

Expiration of Stock Options.  The term of an option will be set by our board of directors, or the compensation committee if so empowered, subject to the following conditions: (1) no option term will be longer than ten years from the date of grant; and (2) the option term for an incentive stock option granted to an employee owning more than 10% of the total combined voting power of all classes of our capital stock will not exceed five years from the date of grant. Upon termination of an outstanding option holder’s services, the holder may exercise his or her options at the earlier of (i) the time period specified in the option grant or (ii) ninety (90) days after the option holder’s termination, to the extent that the options were vested as of the termination date.

Adjustments of Awards.  If the compensation committee determines that a stock dividend, stock split, combination, merger, consolidation, spin-off, recapitalization or other change in our capitalization affects the common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2006 Incentive Plan, then the compensation committee may appropriately and equitably adjust:

the aggregate number of, and kind of, shares of common stock subject to the 2006 Incentive Plan; the number of, and kind of, shares of common stock subject to outstanding awards;

the price per share of the common stock upon exercise of outstanding awards; and

the terms and conditions of outstanding awards, including the financial or other performance targets specified in any award agreement.

Amendment or Termination.  The board of directors may generally amend or terminate the 2006 Incentive Plan at any time; however, the board must generally obtain approval of the shareholders: (i) to increase the number of shares of common stock that may be issued under the 2006 Incentive Plan; (ii) to extend the limit on the period during which awards may be granted; (iii) to amend the requirements as to the class of employees eligible to purchase stock under the 2006 Incentive Plan; or (iv) to the extent otherwise required by applicable law, rule or regulation.

Employment Agreement

We have entered into an employment agreement with Mr.  Murrin effective as of May 27, 2005. Pursuant to the terms of his employment agreement with us, Mr. Murrin’s annual base salaries is $180,000.  In addition, Mr. Murrin is entitled to an annual bonus, option grants and other benefits in accordance with our incentive and bonus plans. In addition, upon qualified termination of employment with us, Mr. Murrin is entitled to: (A) a severance payment equal to two times the greater of (i) his base salary as of January 1, 2007, or (ii) his base salary at the highest annual rate in effect on or before the date of termination; (B) continued coverage for 18 months under our group medical, dental, health and hospital plan or a lump sum payment in respect thereof; (C) benefits earned and vested prior to the date of termination; and (D) immediate vesting of all options and restricted stock granted to such executive officer and the removal of any restrictions thereon, other than our right of first refusal with respect thereto.

In qualified cases of termination of employment of Mr. Murrin within two years following a change in control, he is entitled to: (A) a severance payment equal to two times the sum of (i)  his base salary at the highest annual rate in effect on or before the date of termination, and (ii)  an amount equal to the greater of (a) the average of the cash incentive bonuses paid to such executive officer for the last three full fiscal years or (b) the cash incentive bonus paid to such executive officer for the last full fiscal year; (B) continued coverage for 18 months under our group medical, dental, health and hospital plan or a lump sum payment in respect of the same; (C) benefits earned and vested prior to the date of termination; and (D) immediate vesting of all options and restricted stock granted to such executive officer and the removal of any restrictions thereon.

Pursuant to the terms of the employment agreement Mr. Murrin has agreed that, without our prior written consent, he will not compete with our business for a period of six months (if the termination of his employment does not follow a change of control) or 12 months (if the termination of his employment follows a change of control) after the termination of his employment agreement.

Director Compensation

Directors who are our employees do not receive a retainer or fees for service on the board or any committees.

We will pay non-employee members of the board for their service as directors. Directors who are not employees will receive, effective           , 2008, an annual fee of $           . In addition, the chairman of each committee receives the following annual fees: audit committee—$           ; compensation committee—$           ; and nominating and corporate governance committee—$           . Messrs. Skerl and Forrest each received 4,000 shares of common stock for their service on the Board during 2005-06..

Directors who are not employees currently receive a fee of $           for each board meeting attended in person, and a fee of $           for attendance at a board meeting held telephonically. For committee meetings, directors who are not employees currently receive a fee of $           for each committee meeting attended in person, and a fee of $           for attendance at a committee meeting held telephonically. In addition, each non-employee director has received, upon election to the board, a stock option to purchase           shares of our common stock at its fair market value on the date of grant that vests ratably over           years. Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board or committees and for other reasonable expenses related to the performance of their duties as directors.

RECENT EQUITY TRANSACTIONS

Pursuant to a Subscription Agreement dated November 22, 2006 (the “Subscription”) between Global and Kelso Investment Associates VII, L.P. (“KIA”) and KEP VI, LLC (“KEP”), each an affiliated investment fund of Kelso & Company (KIA and KEP collectively referred to herein as “Kelso”) together with BlackRock Senior Income Series III plc (“Black Rock”) purchased from us (i) 470,588 shares of our Series “A” Convertible Preferred Stock, $0.01 par value per share (“Preferred Shares”) on December 4, 2006 (ii) 505,137 Preferred Shares on December 27, 2006 and (iii) 240,633 Preferred Shares on February 9, 2007, all at a price of $106.25 per share. Following these share purchases by Kelso and BlackRock, we purchased 505,137 Preferred Shares from existing holders (in December 2006) and 230,633 Preferred Shares from existing holders (in February 2007), all at a price of $106.25.  The Subscription also permitted us to use up to $10 million to repurchase shares of our Class A and Class B Common Stock. Accordingly, in March 2007, we purchased 67,244 shares of our Class A and Class B Common Stock from existing holders for $7,144,675.00.

Pursuant to our Second Amended and Restated Amended Designation of Series “A” Convertible Preferred Stock, (the “Amended Designation”) Kelso has the right to designate two members of the Company’s Board of Directors and shall retain that right for so long as Kelso holds at least 51% of the Preferred Shares Kelso acquired pursuant to the terms of the Subscription. Also, on December 1, 2006, the voting requirements for certain protective provisions contained in the Amended Designation (the “Protective Provisions”) were reduced from a two-thirds majority to a simple majority of Preferred Shares and the provisions themselves were revised. At the date of this Offer, Kelso and Black Rock held 12,288,880 Preferred Shares (as adjusted to reflect the 10-to-1 split of our shares discussed at the end of this part F) or 60.7% of all outstanding Preferred Shares and through this ownership (and also through proxies executed in favor of Kelso in connection with the Subscription) Kelso controls the exercise of the Protective Provisions. See the description of the Protective Provisions in the paragraph headed “Protective Provisions” under part G (“Description of Capital Stock”) below

Pursuant to the Subscription, we entered into a Stockholders Agreement with Kelso and certain of our shareholders. Kelso’s rights under the Stockholders Agreement include (a) the right to require that the Company register shares of the Company’s capital stock owned by Kelso under the Securities Act at any time following the earlier of (i) an initial public offering of the Company’s equity securities and (ii) the four year anniversary of the closing of the Subscription and (b) the right to require the sale of the Company whether by merger, consolidation, sale of all or substantially all of the Company’s assets or sale of capital stock if such a sale has not occurred by the seven year anniversary of the closing of the Subscription.

Each party to the Stockholders Agreement also granted Kelso a proxy to vote the Preferred Shares held by that party with respect to the matters covered by the Protective Provisions. Other holders of Preferred Shares have executed a Proxy and Waiver granting Kelso a similar proxy. In the aggregate, holders of 505,997 Preferred Shares have granted Kelso such proxies. Together with the Preferred Shares owned by Kelso as a result of the Subscription described above, these proxies afford Kelso the right to grant or withhold consent to each of the actions that are restricted by the Protective Provisions.

Following the transactions described above, at our 2007 Annual meeting held on March 27, 2007, we split each of our three classes of stock on a 10 for 1 basis, so that each share outstanding prior to the split now represents ten shares of the same class of stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In January 2005, Mr. Skerl, one of our directors, Mr. Degner, our Chairman of the Board of Directors, President and Chief Executive Officer, and Mr. Fleure, one of our directors and Vice President, Geophysical Technology, entered into agreements to personally guarantee our obligations relating to the financing of our purchase of certain assets. In exchange for their respective guarantees, Mr. Skerl received 32,000 shares of Class B common stock, Mr. Degner received 20,000 shares of Class B common stock, and Mr. Fleure received 10,000 shares of Class B common stock.

In 2005, Aslan Capital Master Fund, LP, a holder of more than five percent of our Series A preferred stock, entered into an agreement to guarantee our obligations relating to the financing of the purchase of our marine seismic source vessel, the M/V James H. Scott. In exchange for its guarantee, Aslan Capital received 5,000 shares of Class B common stock and warrants to purchase 10,000 shares of Class B common stock, which warrants have subsequently been exercised in their entirety.

In connection with the Kelso subscription:

Mr. Degner and Mr. Fleure, both directors and officers of the Company and holders of more than five percent of the shares of our Class A Common Stock, sold 12,000 and 8,000 shares of Series A Preferred Stock, respectively. Mr. Degner also holds more than five percent of our Series A preferred stock.

Heidi Brown, Mr. Degner’s sister, an officer of the Company and a holder of more than five percent of the shares of our Class A Common Stock, sold 12,000 shares.

Aslan Capital Master Fund, LP, a holder of more than five percent of our Series A preferred stock, sold 180,606 shares of Series A Preferred Stock.

Treaty Oak Acorn Fund, LP and its affiliates Treaty Oak Ironwood, Ltd. and Treaty Oak Master Fund L.P., which collectively held more than five percent of our Series A preferred stock, sold 32,061 shares of Series A Preferred Stock in the aggregate.

Except for the foregoing, since January 1, 2005, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party and in which any current director, executive officer or holder of more that 5% of any class of our securities had or will have a direct or indirect interest other than compensation arrangements, which are described where required under “Management” beginning on page 50.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A and Class B common stock and our Series A preferred stock as of          , 2008 and the beneficial ownership of our common stock, by our named executive officers and directors individually, our officers and directors as a group, and each person known to us to be the beneficial owner of 5% or more of our outstanding common stock, after giving effect to this offering and the conversion of all outstanding shares of our Class A and Class B common stock and Series A preferred stock into shares of our common stock.

Beneficial ownership is determined in accordance with SEC rules. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of          , 2008 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Unless otherwise indicated in a footnote, the address for each individual listed below is c/o Global Geophysical Services, Inc., 3535 Briarpark Dr., Suite 200, Houston, Texas 77042.

	Shares Beneficially Owned							Common
	Class A Common		Class B Common		Series A Preferred			Equiv Basis(2)
Name of Beneficial Owner	Number	%	Number	%	Number		%	Number	%
Kelso Investment Associates VII, L.P.	—	—	—	—	12,288,880	(1)	60.7	12,288,880	43.0
Richard A. Degner	1,534,000	—	—	0.4	1,293,000		6.4	2,827,000	9.9
Thomas J. Fleure	430,000	11.4	364,000	7.9	320,000		1.6	1,114,000	3.9
Craig A. Lindberg	418,000	11.1	131,000	2.9	—		—	549,000	1.9
Craig M. Murrin	—	—	228,460	5.0	—		—	228,460	0.8
Heidi E. Brown	260,000	6.9	—	—	456,250		2.3	716,250	2.5
Damir S. Skerl	—	—	233,450	5.1	100,000		0.5	333,450	1.0
Kirk K. Girouard	260,000	6.9	119,800	2.6	—		—	379,800	1.3
Michael C. Forrest	—	—	40,000	0.9	150,000		0.7	190,000	0.7
Jerry D. Dresner	—	—	12,000	0.2	—		—	10,000	*
Jeff M. Howell	160,000	4.2	2,000	*	—		—	162,000	0.6
Duncan W. Riley, Jr.	90,000	2.0	—	—	90,000		0.4	180,000	0.7
M. Andrew Kitts	—	—	10,000	0.2	—		—	10,000	*
Lawrence M. Scott	—	—	20,000	0.4	—		—	20,000	0.1
Maurice Flynn	—	—	30,000	0.6	10,000		0.1	40,000	0.1
William A.(“Tony”) Clark			15,000					5,000	—

(1)	Share total includes 2,401,650 Series A preferred shares owned by KEP VI, LLC and 188,230 Series A preferred shares owned by BlackRock Senior Income Series III plc.

(2)

This column reflects the Common Stock equivalents (Class A and Class B Common Stock) that would be held by each holder if all of such holder’s Series A Preferred Shares were converted into Series B Common Shares in accordance with their terms on September 30, 2007.

*	Less than one-tenth of one percent.

*

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the selling stockholders. To our knowledge, except as otherwise indicated, each person or entity listed below has sole voting and investment power with respect to all shares of our common stock owned by such person or entity, except to the extent this power may be shared with such person’s spouse.

Name of Beneficial Owner	Number of Shares Beneficially Owned Before the Offering	Number of Shares to be Sold in the Offering	Number of Shares Beneficially Owned After the Offering

DESCRIPTION OF CAPITAL STOCK

General

In connection with this offering, we intend to amend and restate our certificate of incorporation and bylaws. All shares of our Class A common stock, Class B common stock and Series A preferred stock that are outstanding immediately prior to the consummation of this offering will be converted automatically into shares of our common stock at the closing of this offering.

The following summary of our capital stock does not relate to our current certificate of incorporation or bylaws, but rather is a description of our capital stock pursuant to the amended and restated certificate of incorporation and bylaws that will be in effect upon the closing of this offering, which we refer to throughout this description as our certificate of incorporation and bylaws. Our authorized capital stock consists of 105,000,000 authorized shares, par value $0.01 per share, consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

The following summary describes the terms of our securities that we consider to be material, but does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of our certificate of incorporation, our bylaws and applicable Delaware law. Complete copies of our certificate of incorporation and bylaws are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends that may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

Following the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change of control without further action by our stockholders. We have no present plans to issue any shares of preferred stock after the completion of this offering.

Warrants

As of December 31, 2007, warrants to purchase a total of 390,000 shares of our Class B common stock (which will be exercisable into           shares of our common stock upon the closing of this offering) at an exercise price of $4.25 per share were outstanding. The warrants will terminate two years after the closing of this offering. Each warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our Class B common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrants provide for adjustments to the number of shares of Class B common stock issuable under the warrants equivalent to the adjustments applicable to all shares of Class B common stock in the event of any merger, consolidation, sale of all or substantially of our assets, reorganization, reclassification, stock dividend, stock split or other change in our capital structure or upon dilutive issuances. After giving effect to the recapitalization of our Class A and Class B common stock, the conversion of all of our outstanding shares of Series A preferred stock into common stock and our           -for-           stock split, all of which will be effective upon the closing of this offering, the 390,000 shares of Class B common stock issuable upon conversion of the warrants will be convertible into           shares of our common stock at an exercise price of $           per share.

Anti-Takeover Provisions of Delaware Law

Upon the closing of this offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally has an anti-takeover effect for transactions not approved in advance by our board of directors. This may discourage takeover attempts that might result in payment of a premium over the market price for the shares of common stock held by stockholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions allow us to issue preferred stock without any vote or further action by our stockholders, require advance notification of stockholder proposals and nominations of candidates for election as directors, eliminate cumulative voting in the election of directors and provide for a classified board of directors where only one in three classes of directors is elected each year. In addition, our bylaws provide that special meetings of the stockholders may be called only by the board of directors, president or holders of at least 20% of the outstanding capital stock entitled to be voted at such meeting. Our bylaws further provide that the authorized number of directors may be changed only by amendment of the bylaws or by a resolution adopted by a majority of the board of directors. Our certificate of incorporation provides that our bylaws may be amended by the board of directors without obtaining prior approval of our stockholders. These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares over then-current prices, and may limit the ability of stockholders to remove current management or directors or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Registration Rights

Demand Registration Rights.  At any time from and after 180 days following the closing of this offering, the holders of shares of our common stock may require us, on not more than one occasion, to file a registration statement under the Securities Act with respect to their shares of common stock if the aggregate offering price of such shares, net of underwriting discounts and commissions, is expected to exceed $5.0 million on the date such demand registration is made. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we are required to file a registration statement, we must use our reasonable best efforts to cause the registration statement to become effective.

Piggyback Registration Rights.  At any time after the closing of this offering, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of           shares of our common stock and           shares of our common stock issuable upon the exercise of outstanding warrants will be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Expenses of Registration.  We will pay all expenses relating to any demand or piggyback registration, other than underwriting discounts and commissions.

Termination.  The registration rights and our obligations terminate upon the earlier of either five years following the closing of a firm commitment underwritten public offering or as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities in a three-month period pursuant to Rule 144(k) promulgated under the Securities Act.

Transfer Agent

The transfer agent for our common stock is           .

Nasdaq Global Market Listing

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “GGEO.”

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have           shares of our common stock outstanding (or           shares if the underwriters’ exercise their over-allotment option). All of the shares sold in this offering by us and by the selling stockholders (including shares sold pursuant to any exercise of the underwriters’ over-allotment option) will be freely tradable without restriction under the Securities Act or otherwise, except for:

any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below; or

shares acquired or held by a person who is subject to lock-up arrangements.

There will be           shares of our common stock eligible for sale in the public market immediately following this offering, subject to the provisions of Rule 144 under the Securities Act.

Approximately           shares of our common stock are held by persons who may be deemed to be our affiliates under the Securities Act. In addition, approximately           shares of our outstanding common stock may be deemed “restricted securities” within the meaning of Rule 144. Both shares held by our affiliates and shares that are “restricted securities” may be resold by the holders only in transactions registered under the Securities Act or permitted by the provisions of Rule 144.

Taking into account the lock-up arrangements following this offering, as described in the “Underwriting” section of this prospectus,           shares of our common stock will be available for sale upon the expiration of the lock-up arrangements with the underwriters in transactions registered under the Securities Act or in accordance with Rules 144 (subject, in some cases, to volume limitations) and 144(k) under the Securities Act, which rules are summarized below.

We cannot predict the effect, if any, that future sales of our shares, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of shares, or the perception that such sales could occur, could adversely affect the prevailing market price of our shares.

Rule 144

In general, under Rule 144, any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including affiliates, and any affiliate who holds shares sold in a public offering, may sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then-outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding the sale. Rule 144 also requires that the securities must be sold in “brokers’ transactions,” as defined in the Securities Act, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. After restricted securities are held for two years, a person who is not deemed an affiliate of us may sell shares under Rule 144(k) without regard to the volume and manner of sale limitations described above. Sales of shares by our affiliates will continue to be subject to the volume and manner of sale limitations.

Rule 144 under the Securities Act defines an affiliate of an issuer as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term “control” to mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person whether through the ownership of voting securities, by contract, or otherwise.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this prospectus, to the extent not subject to lock-up agreements, in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon the closing of this offering, the holders of           shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement. See “Description of Capital Stock—Registration Rights.”

Stock Options

Immediately after this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the 3,000,000 shares of common stock reserved for issuance pursuant to our 2006 Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates and the lock-up arrangements described in the “Underwriting” section of this prospectus, be available for sale in the open market.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

an individual who is a citizen or resident of the United States;

a corporation or partnership (including any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or of any political subdivision of the United States (unless, in the case of a partnership, U.S. Treasury Regulations are adopted which provide otherwise);

an estate whose income is subject to U.S. federal income taxation regardless of its source; or

a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens. This discussion does not consider:

U.S. state or local or non-U.S. tax consequences;

all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including the fact that in the case of a non-U.S. holder that is an entity treated as a partnership for U.S. federal income tax purposes, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that acquires our common stock, we urge you to consult your tax advisor.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. We urge each non-U.S. holder to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions on Common Stock

In the event that we make cash distributions on our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to non-U.S. holders of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements. However,

in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust” or “foreign grantor trust” as defined in the U.S. Treasury Regulations; and

look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury Regulations and the certification requirements applicable to it. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the rates and in the manner applicable to United States persons, and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are not a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes. However, even if we were a USRPHC, the tax relating to stock in a USRPHC generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder for U.S. federal estate tax purposes at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

Dividends paid to you may be subject to information reporting and U.S. backup withholding. If you are a non-U.S. holder you will be exempt from this backup withholding tax if you properly provide a Form W-8BEN certifying that you are a non-U.S. holder or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder, or you otherwise establish an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will generally apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

is a United States person;

derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

is a “controlled foreign corporation” for U.S. tax purposes; or

is a foreign partnership, if at any time during its tax year:

one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed claim for refund with the U.S. Internal Revenue Service.

THE FOREGOING DISCUSSION SHOULD NOT BE VIEWED AS TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF STATE, LOCAL OR FOREIGN TAX LAWS AND TAX TREATIES.

UNDERWRITING

We are offering and the selling stockholders are offering the shares of our common stock described in this prospectus by means of an underwritten public offering. We have entered into an underwriting agreement with the underwriters named below. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase the aggregate number of shares of our common stock set forth opposite their respective names below at the public offering price less the underwriting discount included on the cover page of this prospectus.

Underwriters	Number of Shares

Total

Of the           shares to be purchased by the underwriters,           shares will be purchased from us and           shares will be purchased from the selling stockholders.

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

The underwriting agreement provides that the obligations of the underwriters to purchase the shares are subject to the satisfaction of the conditions contained in the underwriting agreement, including:

the registration statement of which this prospectus is a part has been declared effective by the SEC;

the representations and warranties made by us and by the selling stockholders to the underwriters are true;

there is no material adverse change in our business;

the shares of common stock to be sold in this offering have been approved for listing on the Nasdaq Global Market; and

we and the selling stockholders deliver customary closing documents to the underwriters.

We and the selling stockholders have granted to the underwriters a 30-day option to purchase up to           additional newly-issued shares of common stock from us and up to           additional outstanding shares of common stock from the selling stockholders, in each case at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

We, our directors and officers and the selling stockholders have agreed that, subject to certain exceptions, we and they will not, without the prior written consent of Jefferies & Company, Inc. (which consent may be withheld at the sole discretion of Jefferies & Company, Inc.), directly or indirectly, sell (including, without limitation, any short sale), offer, contract or grant any option to sell, pledge, transfer or establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the

Securities Act in respect of, any shares of our common stock, options, rights or warrants to acquire shares of our common stock or securities exchangeable or exercisable for or convertible into shares of our common stock or publicly announce the intention to do any of the foregoing during the period commencing on and including the date of this prospectus and ending on and including the 180th day following the date of this prospectus (the “Lock-Up Period”); provided, however, that we may issue shares of our common stock or options to purchase shares of our common stock, or issue shares of our common stock upon exercise of options, pursuant to any stock option, stock bonus or other stock plan or arrangement described in this prospectus, but only if the holders of such shares, options, or shares issued upon exercise of such options, agree in writing not to sell, offer, dispose of or otherwise transfer any such shares or options during such Lock-up Period without the prior written consent of Jefferies & Company, Inc. (which consent may be withheld at the sole discretion of Jefferies & Company, Inc.). The foregoing sentence shall not apply to bona fide gifts of up to an aggregate of           shares of common stock made by us or Richard A. Degner, our Chairman of the Board, President and Chief Executive Officer, provided the recipients thereof agree in writing with the underwriters to be bound by the terms of the lock-up arrangements described above.

Notwithstanding the foregoing, if (i) during the last 17 days of the Lock-up Period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the Lock-up Period, we announce that we will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in each case the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such extension (which waiver may be withheld at the sole discretion of Jefferies & Company, Inc.), except that such extension will not apply if, (i) within three business days prior to the 15th calendar day before the last day of the Lock-up Period, we deliver a certificate, signed by our Chief Financial Officer or Chief Executive Officer, certifying on our behalf that (i) shares of our common stock are “actively traded securities” (as defined in Regulation M), (ii) we meet the applicable requirements of paragraph (a)(1) of Rule 139 under the Securities Act in the manner contemplated by NASD Conduct Rule 2711(f)(4), and (iii) the provisions of NASD Conduct Rule 2711(f)(4) are not applicable to any research reports relating to us published or distributed by any of the underwriters during the 15 days before or after the last day of the Lock-up Period (before giving effect to such extension).

The underwriters have reserved for sale at the initial public offering price up to 5% of the total shares of our common stock offered hereby (excluding any shares to be sold pursuant to the over-allotment option) for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus. The underwriters may allow a concession of not more than $           per share to selected dealers. The underwriters may allow, and selected dealers may re-allow, a concession not in excess of $           per share to other brokers and dealers. After the public offering, the underwriters may change the public offering price and concession and discount to brokers and dealers.

The following table shows the underwriting discounts and commissions to be paid to underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Discounts and commissions payable by us, per share	$—	$—
Discounts and commissions payable by us, total	$—	$—
Discounts and commissions payable by selling stockholders, per share	$—	$—
Discounts and commissions payable by selling stockholders, total	$—	$—

We estimate that the expenses of this offering to be paid by us, not including underwriting discounts and commissions, will be approximately $           . This includes amounts we will pay on behalf of the selling stockholders.

The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The underwriters and their affiliates have provided and/or may provide in the future, investment banking and other financial services for us in the ordinary course of business, for which they have received and will receive customary compensation.

The offering price for the shares of our common stock offered by this prospectus was negotiated between us and the underwriters immediately prior to this offering. Factors considered in determining the offering price included:

the history of, and the prospects for, the industry in which we compete;

our past and present operations;

our historical results of operations;

our prospects for future earnings;

the recent market prices of our securities and of the securities of generally comparable companies;

the general condition of the securities markets at the time of this offering; and

other relevant factors.

The offering price of our common stock may not correspond to the price at which our common stock will trade in the public market subsequent to this offering, and an active public market for our common stock may not develop or, if it does develop, continue after this offering.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making activities in accordance with Regulation M under the Securities Exchange Act of 1934.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for, or purchases of, our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC in Room 1590, 100 F Street, N.E., Washington, D.C. 20002, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is http:/ /www.sec.gov. You may also request copies of these filings, at no cost, by telephone at (713) 972-9200 or by mail to: Global Geophysical Services, Inc., 3535 Briarpark Dr., Suite 200, Houston, Texas 77042, Attention: Craig Murrin.

We maintain an Internet website at http:/ /www.globalgeophysical.com. The information contained on, connected to or that can be accessed via our website is not part of this prospectus.

The other information we file with the SEC and that is available on our website is not part of the registration statement of which this prospectus forms a part.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Haynes and Boone, LLP, Houston, Texas. Certain legal matters will be passed upon for the underwriters by Vinson & Elkins LLP, Houston, Texas.

EXPERTS

The financial statements included in this prospectus as of December 31, 2007, 2006 and 2005, and for the years ended December 31, 2007, 2006, and 2005, have been audited by UHY LLP, independent registered public accounting firm, as stated in their report thereon, and is included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

GLOBAL GEOPHYSICAL SERVICES, INC.

BALANCE SHEETS

	March 31, 2008	December 31, 2007
	(unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$21,799,509	$16,920,322
Restricted cash investments	4,482,878	2,397,000
Accounts Receivable:
Trade, net of allowances for doubtful accounts accounts of $0 at March 31, 2008 and December 31, 2007	52,668,783	33,999,702
Unbilled	16,206,861	8,048,223
Income taxes receivable	2,304,555	—
Prepaid expenses and other current assets	22,239,369	16,222,500
TOTAL CURRENT ASSETS	119,701,955	77,587,747

PROPERTY AND EQUIPMENT, net	179,663,573	172,735,408

DEPOSITS AND OTHER	157,568	40,300

DEBT ISSUANCE COSTS, net	5,147,576	3,080,347

TOTAL ASSETS	$304,670,672	$253,443,802

	March 31,	December 31,
	2008	2007
	(unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$9,347,028	$11,346,752
Accrued expenses	24,197,013	27,283,613
Current portion of notes payable	1,237,718	25,346,836
Current portion of capital lease obligations	3,715,108	3,555,550
Taxes payable	2,019,081	2,823,936
Deferred revenue	17,354,057	6,943,023
Other payables	15,924	11,603
TOTAL CURRENT LIABILITIES	57,885,929	77,311,313

DEFERRED INCOME TAXES	4,952,125	4,623,622

NOTES PAYABLE, net of current portion and unamortized discount	165,867,124	98,600,000

CAPITAL LEASE OBLIGATIONS, net of current portion	2,572,071	2,863,776
TOTAL LIABILITIES	231,277,249	183,398,711

STOCKHOLDERS’ EQUITY
Series A Convertible Preferred Stock, $.01 par value, authorized 50,000,000 shares, 27,701,040 issued and 20,243,040 outstanding at March 31, 2008 and December 31, 2007	277,010	277,010
Class A Common stock, $.01 par value, authorized 30,000,000 shares, 4,000,000 issued and 3,709,100 and 3,739,100 outstanding at March 31, 2008 and December 31, 2007, respectively	40,000	40,000
Class B Common stock, $.01 par value, authorized 120,000,000 shares, 5,449,490 and 5,419,340 issued and 4,436,780 and 4,443,374 outstanding at March 31, 2008 and December 31, 2007, respectively	54,495	54,193
Additional paid-in capital	152,349,982	152,095,935
Retained earnings	8,584,118	5,170,868
	161,305,605	157,638,006
Less: treasury stock, at cost, 8,761,610 and 8,694,866 shares at March 31, 2008 and December 31, 2007, respectively	(87,912,182)	(87,592,915)
TOTAL STOCKHOLDERS’ EQUITY	73,393,423	70,045,091

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$304,670,672	$253,443,802

GLOBAL GEOPHYSICAL SERVICES, INC.

STATEMENTS OF INCOME

	Three Months Ended March 31,
	2008	2007
	(unaudited)
REVENUES	$78,126,081	$41,668,611

OPERATING COSTS	58,546,031	34,543,563

GROSS PROFIT	19,580,050	7,125,048

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	6,277,742	3,342,697

INCOME FROM OPERATIONS	13,302,308	3,782,351

OTHER INCOME (EXPENSE)
Interest income	97,863	546,014
Interest expense	(7,875,933)	(3,345,471)
Other expense	(34,968)	(48,131)
TOTAL OTHER EXPENSE	(7,813,038)	(2,847,588)

INCOME BEFORE INCOME TAXES	5,489,270	934,763

INCOME TAX EXPENSE
Federal - current	1,677,505	161,625
Federal - deferred	328,503	167,667
State - current	70,012	16,570
TOTAL INCOME TAX EXPENSE	2,076,020	345,862

NET INCOME	$3,413,250	$588,901

INCOME PER COMMON SHARE
Basic	$.45	$.07
Diluted	$.12	$.02

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	7,640,791	8,264,984
Diluted	28,063,600	28,683,221

GLOBAL GEOPHYSICAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2008	2007
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,413,250	$588,901
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation expense	11,698,725	5,979,297
Amortization of debt issuance costs	3,211,583	1,102,272
Accretion of debt discount	67,124	—
Stock-based compensation	254,047	52,420
Deferred tax expense	328,503	167,667
Loss on disposal of property and equipment	—	11,659
Effects of changes in operating assets and liabilities:
Accounts receivable	(26,827,719)	(14,521,870)
Prepaid expenses and other current assets	(6,016,869)	(1,151,134)
Other assets	(117,268)	7,291
Accounts payable and accrued expenses	(5,086,324)	(12,079,260)
Deferred revenue	10,411,034	541,195
Other payables	4,321	(3,667)
Income taxes receivable	(2,304,555)	—
Taxes payable	(804,855)	291,414
NET CASH USED IN OPERATING ACTIVITIES	(11,769,003)	(19,013,815)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(17,768,274)	(11,040,908)
Sale (purchase) of restricted cash investments	(2,085,878)	(3,210,000)
Proceeds from the sale of property and equipment	—	—
NET CASH USED IN INVESTING ACTIVITIES	(19,854,152)	(14,250,908)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable, net of discount	167,300,000	100,000,000
Principal payments on notes payable	(124,209,118)	(57,786,212)
Principal payments on capital leases	(990,763)	(697,740)
Debt issuance costs	(5,278,812)	(3,291,244)
Purchase of treasury stock	(319,267)	(32,715,194)
Issuance of stock	302	25,427,410
NET CASH PROVIDED BY FINANCING ACTIVITIES	36,502,342	30,937,020

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,879,187	(2,327,703)

CASH AND CASH EQUIVALENTS, beginning of period	16,920,322	36,506,791

CASH AND CASH EQUIVALENTS, end of period	$21,799,509	$34,179,088

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$7,875,933	$3,345,471

Income taxes paid	$2,304,555	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES
Property and equipment additions financed through capital leases	$858,616	$537,462

Original issue discount on notes payable	$2,700,000	$—

GLOBAL GEOPHYSICAL SERVICES, INC.

NOTES OF FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

NOTE A - BASIS OF PRESENTATION

The consolidated financial statements of Global Geophysical Services, Inc. and Subsidiaries (the “Company”) included herein are unaudited and have been prepared on the same basis as the audited consolidated financial statements as of and for the year ended December 31, 2007. In the opinion of management, the accompanying unaudited financial information includes all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the interim financial information. Operating results for the interim periods are not necessarily indicative of the results of any subsequent periods. Certain information in the footnote disclosures normally included in annual financial statements has been condensed or omitted for the interim periods presented. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007.

NOTE B - EARNINGS PER SHARE

The Company accounts for earnings per share in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS 128”). Basic earnings per share amounts are calculated by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding for the periods, including the dilutive effect of restricted stock, options, and warrants granted and convertible Preferred Stock. Dilutive restricted stock, options, and warrants that are issued during a period or that expire or are canceled during a period are reflected in the computations for the time they were outstanding during the periods being reported. Restricted stock, options, and warrants where the exercise price exceeds the average stock price for the period are considered antidilutive, and therefore are not included in the calculation of dilutive shares.

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended March 31,
	2008	2007
	(unaudited)

Net income	$3,413,250	$588,901

Basic:
Weighted average common shares outstanding	7,640,791	8,264,984

Diluted:
Shares issuable from the assumed conversion of Series “A” preferred stock	20,243,040	20,243,040
Shares of unvested restricted Common B, net of tax benefit component	179,769	175,197

Total	28,063,600	28,683,221

Basic income per share	$.45	$.07

Diluted income per share	$.12	$.02

NOTE B - EARNINGS PER SHARE (CONTINUED)

For the three months ended March 31, 2008 and 2007, 2,625,500 and 0 out-of-the-money stock options have been excluded from diluted earnings per share because they are considered antidilutive.

NOTE C - STOCK BASED COMPENSATION

The Company adopted SFAS 123(R) beginning January 1, 2006 for stock-based compensation awards granted after that date and for nonvested awards outstanding at that date using the modified prospective application method. The Company recognizes the fair value of stock-based compensation awards as operating or general and administrative expense as appropriate in the Statements of Income on a straight-line basis over the vesting period.

In July 2006, the Company’s board of directors and stockholders adopted the Global Geophysical Services, Inc. 2006 Incentive Compensation Plan (the “2006 Incentive Plan”). The 2006 Incentive Plan provides for a variety of such incentive awards, including nonstatutory stock options, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code (the “Code”) stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards, and other stock-based awards. A total of 9,203,058 shares of common stock are reserved for issuance under the 2006 Incentive Plan. As of March 31, 2008, a total of 2,983,100 options have been granted and 357,600 have been forefeited.

Incentive Stock Options:

A summary of the activity of the Company’s stock option plans as of March 31, 2008 and changes during the period ended is presented below:

			Weighted
			Average
	Weighted	Number of	Remaining	Aggregate
	Average	Optioned	Contractual	Intrinsic
	Price	Shares	Term in Years	Value

Balance as of December 31, 2007	$3.24	2,432,600	—	$—
Granted	7.18	319,700	10	—
Forfeited	3.28	(126,800)

Balance as of March 31, 2008	$4.09	2,625,500	10	$—

Exercisable as of March 31, 2008	$—	—	—	$—

		Weighted
	Number of	Average
	Nonvested	Optioned
	Share	Grant Date
	Awards	Fair Value
Nonvested Shares Outstanding December 31, 2007	2,432,600	$3.24
Granted	319,700	7.18
Forfeited	(126,800)	3.28

Nonvested Shares Outstanding March 31, 2008	2,625,500	$4.09

Outstanding options at March 31, 2008 expire during the period June to March 2018 and have exercise prices ranging from $12.50 to $30.00.

The Company estimates the fair value of each stock option on the date of grant using the Black-Scholes-Merton valuation model. The expected volatility is based on historical volatility over the expected life of 84 months. As the Company has not historically declared dividends, the dividend yield used in the calculation is zero. Actual value realized, if any, is dependent on the future performance of the Company’s common stock and overall stock market conditions. There is no assurance the value realized by an optionee will be at or near the value estimated by the Black-Scholes-Merton model.

The total cost of nonvested stock option awards which the Company had not yet recognized was approximately $1,653,000 at March 31, 2008. Such amounts are expected to be recognized over a period of 4 years, beginning July 1, 2007.

Restricted Stock:

To encourage retention and performance, during the three months ended March 31, 2008, the Company granted certain employees and consultants restricted shares of Class B Common Stock with a fair value per share determined in accordance with conventional valuation techniques, including but not limited to, net book value or multiples of comparable company EBITDA, as applicable.

	Number of Nonvested Restricted Share Awards	Weighted Average Optioned Grant Date Fair Value
Nonvested Restricted Shares Outstanding December 31, 2007	349,744	$3.16
Granted	30,150	7.18
Vested	(68,042)	1.42
Forfeited	(36,744)	2.56

Nonvested Restricted Shares Outstanding March 31, 2008	275,108	$4.11

Compensation expense associated with restricted stock of $152,421 and $52,380 for the three month period ended March 31, 2008 and 2007, respectively, is included in selling, general and administrative expenses in the Statements of Income. The total cost of nonvested stock awards which the Company had not yet recognized at March 31, 2008 was approximately $1,084,833. This amount is expected to be recognized over the next three years.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	March 31,	December 31,
	2008	2007
	(unaudited)

Furniture and fixtures	$138,976	$138,976
Boats	11,776,916	10,913,020
Machinery and equipment	207,155,738	189,030,578
Computers and software	3,437,723	3,071,138
Land	2,035,153	2,035,153
	224,544,506	205,188,865
Less: accumulated depreciation	(58,865,658)	(47,166,932)
	165,678,848	158,021,933
Construction in process	13,984,725	14,713,475

NET PROPERTY AND EQUIPMENT	$179,663,573	$172,735,408

At March 31, 2008 and December 31, 2007, construction in process consists of payments made to the manufacturer of certain seismic recording equipment, the manufacturer of trucks and payments made on the construction of the Company’s corporate headquarters facility. In 2008, the Company expects to incur an additional amount ranging between $5 million to $10 million in connection with the building.

NOTE E - NOTES PAYABLE AND LINE OF CREDIT

Credit Facility:  On January 16, 2008, the Company entered into a $200 million senior secured credit facility with Credit Suisse. The facility consists of a $120 million first lien term loan, a $30 million first lien revolving credit facility, and a $50 million second lien term loan. All $170 million of the term loans funded at closing. The revolving credit facility was unfunded at closing. Proceeds of the loans were used to refinance the existing term loans and revolver borrowings, finance capital equipment purchases and general corporate purposes. Borrowings under the $120 million first lien term loan bear interest at a rate of LIBOR plus 4.75% or the prime rate plus 3.75%. The first lien term loan was issued at a discount of 1%, so the Company’s gross loan proceeds received were 99% of the face amount of the loan. Borrowings under the $50 million second lien term loan bear interest at a rate of LIBOR plus 8.50% or the prime rate plus 7.50%. The second lien term loan was issued at a discount of 3%, so the Company’s gross loan proceeds received were 97% of the face amount of the loan. Borrowings under the revolving credit facility bear interest at a rate that declines from LIBOR plus 4.75% or the prime rate plus 3.75% according to a pre-set scale as leverage decreases, to a minimum level of LIBOR plus 3.50% or the prime rate plus 2.50%.

The facility is collateralized by a first priority security interest on substantially all of the Company’s assets, including accounts receivable and equipment, other than certain vehicles financed through capital leases and the Company’s future headquarters office complex currently under construction in Missouri City, Texas. The facility includes customary financial and negative covenants for credit facilities of this type. These include covenants requiring the maintenance of a total debt to consolidated EBITDA ratio of no more than 3.00x declining to no more than 2.75x on June 30, 2008 and thereafter in steps to no more than 1.50x on March 31, 2010. The Company is also required to maintain a ratio of consolidated EBITDA to consolidated interest expense of at least 3.25x, increasing to 3.50x on June 30, 2008 and thereafter in steps to at least 5.00x on March 31, 2010. The facility also includes certain limits on other indebtedness, certain limitations on liens, investments and capital expenditures, and other limitations customary for this type of facility. The Company is in compliance with all debt covenants as of March 31, 2008.

The facility stipulates monthly interest payments, minimum quarterly principal payments of 0.25% of the remaining principal balance on the first lien of $120 million, and annual mandatory prepayments of 75% of excess cash flow, as defined. The first lien term loan matures on the seventh anniversary of the closing date, and the second lien term loan matures on the seventh plus six months anniversary of the closing date. The revolving line of credit matures on the sixth anniversary of the closing date. There is no prepayment penalty on the first lien loans; however prepayment of the second lien loan requires a prepayment penalty of 3%, 2% and 1% when made in prior to the first, second and third anniversary of the closing date respectively.

As of March 31, 2008, the amount outstanding on the first and second lien credit facilities is $167,067,124, net of unamortized discount of $2,632,876.

Notes Payable - Insurance:  During 2007, in exchange for insurance services provided, the Company issued two negotiable promissory notes for $1,337,339 and $135,616 at an interest rate of 5.89% per annum. The notes are due March 8, 2008 and June 12, 2008, respectively. As of March 31, 2008, the balance of the notes was $0 and $37,718.

Interest Rate Swap:  On March 7, 2007, the Company entered into a $70 million notional value interest rate hedge to protect its interests from unanticipated fluctuations in cash flows caused by volatility in the interest rate on its floating-rate debt. The 2 year swap arrangement effectively caps the 3-month LIBOR rate at 5.75% and sets the floor at 4.55%.

On February 14, 2008, the Company entered into an additional $15 million notional value interest rate hedge to bring the total hedge to the required 50% of the credit facility, $85 million. The 2 year swap arrangment effectively caps the 3-month LIBOR rate at 5.00% and sets the floor at 1.81%.

When the current hedge expires in 2009, the new hedge will expand to $85 million. The Company does not enter into interest rate or other derivatives for speculative purposes.

Line of Credit:  In February 2007, the Company entered into a $5 million revolving line of credit which is secured by $5 million cash. The terms of the revolving line of credit as currently written only allow for letters of credit to be drawn on the available credit, however, the cash balance above the total outstanding letters of credit may be withdrawn at any time lowering the available credit dollar-for-dollar. As of March 31, 2008, the line of credit serves as collateral for several letters of credit totalling $3,237,000.

NOTE F - RESTRICTED CASH INVESTMENTS

Restricted cash investments of $4,482,878 on March 31, 2008 represents cash that was pledged to secure letters of credit totaling $3,237,000 and a bank guarantee to a foreign government for customs export of equipment of $1,245,878. At December 31, 2007, the balance of $2,397,000 represents cash that was pledged to secure letters of credit.

NOTE G - DEBT ISSUANCE COSTS

The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the maturity period of the related debt. Accumulated amortization is $131,236 and $315,212 at March 31, 2008 and December 31, 2007, respectively.

The Company expensed $2,976,032 to interest expense for the net book value of debt issuance costs related to the old Credit Suisse credit facility upon refinancing with the new credit facility in January 2008.

NOTE H - STOCK WARRANTS

At March 31, 2008 and December 31, 2007, the Company has outstanding warrants which entitle the holders to purchase as aggregate of 390,000 shares of Class B Common Stock of the Company at an exercise price of $4.25 per share.

NOTE I - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued its Statement of Financial Accounting Standards No. 157 (FAS No. 157), “Fair Value Measurements.” FAS No. 157 establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that FAS No. 157 will have on our results of operations and financial position.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”. FIN 48 is an interpretation of FASB Statement No. 109 “Accounting for Income Taxes”. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Company has taken or expects to take in its tax returns. The Company is evaluating the impact of FIN 48.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November, 15, 2007. We are currently reviewing SFAS No. 159 to determine if its adoption will have a material impact on our results of operations or financial position.

NOTE J - SUBSEQUENT EVENTS

Asset Purchase:  The Company signed a letter of intent to purchase the assets of Weinman Geosciences, a seismic data processing company, for $22 million in cash and equity. The Company is currently in the process of negotiating a definitive asset purchase agreement. There is an earn-out provision that would allow the seller to receive an additional $10 million cash or equity in 2010 if certain EBITDA requirements are met.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Global Geophysical Services, Inc. and Subsidiaries

Houston, Texas

We have audited the accompanying consolidated balance sheets of Global Geophysical Services, Inc. and Subsidiaries, (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Geophysical Services, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP

Houston, Texas

April 18, 2008

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$16,920,322	$36,506,791
Restricted cash investments	2,397,000	—
Accounts Receivable:
Trade, net of allowances for doubtful accounts accounts of $0 at December 31, 2007 and 2006	33,999,702	13,236,234
Unbilled	8,048,223	865,380
Income taxes receivable	—	750,000
Prepaid expenses and other current assets	16,222,500	8,593,850
TOTAL CURRENT ASSETS	77,587,747	59,952,255

PROPERTY AND EQUIPMENT, net	172,735,408	111,631,575

DEPOSITS AND OTHER	40,300	16,803

DEBT ISSUANCE COSTS, net	3,080,347	1,047,020

TOTAL ASSETS	$253,443,802	$172,647,653

	December 31,
	2007	2006
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$11,346,752	$8,996,893
Accrued expenses	27,283,613	16,282,969
Current portion of notes payable	25,346,836	9,553,298
Current portion of capital lease obligations	3,555,550	2,712,791
Taxes payable	2,823,936	—
Deferred revenue	6,943,023	5,656,394
Other payables	11,603	4,345
TOTAL CURRENT LIABILITIES	77,311,313	43,206,690

DEFERRED INCOME TAXES	4,623,622	2,114,990

NOTES PAYABLE, net of current portion	98,600,000	48,023,793

CAPITAL LEASE OBLIGATIONS, net of current portion	2,863,776	3,688,740
TOTAL LIABILITIES	183,398,711	97,034,213

STOCKHOLDERS’ EQUITY
Series A Convertible Preferred Stock, $.01 par value, authorized 50,000,000 shares, 27,701,040 and 25,294,410 issued and 20,243,040 and 20,243,040 outstanding at December 31, 2007 and December 31, 2006, respectively	277,010	252,944
Class A Common stock, $.0 1 par value, authorized 30,000,000 shares, 4,000,000 issued and 3,739,100 and 3,902,000 outstanding at December 31, 2007 and 2006, respectively	40,000	40,000
Class B Common stock, $.01 par value, authorized 120,000,000 shares, 5,419,340 and 5,223,790 issued and 4,443,374 and 4,964,180 outstanding at December 31, 2007 and 2006, respectively	54,193	52,238
Additional paid-in capital	152,095,935	126,453,668
Retained earnings	5,170,868	2,734,103
	157,638,006	129,532,953
Less: treasury stock, at cost, 8,694,866 and 5,408,980 shares at December 31, 2007 and 2006, respectively	(87,592,915)	(53,919,513)
TOTAL STOCKHOLDERS’ EQUITY	70,045,091	75,613,440

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$253,443,802	$172,647,653

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2007	2006	2005

REVENUES	$225,742,071	$83,577,205	$24,724,062

OPERATING COSTS	188,304,571	66,717,345	17,488,477

GROSS PROFIT	37,437,500	16,859,860	7,235,585

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	18,684,574	9,146,367	5,222,264

INCOME FROM OPERATIONS	18,752,926	7,713,493	2,013,321

OTHER INCOME (EXPENSE)
Interest income	1,209,250	327,512	73,296
Interest expense	(11,953,797)	(4,079,185)	(624,092)
Other expense	(630,692)	(125,474)	44,720
TOTAL OTHER EXPENSE	(11,375,239)	(3,877,147)	(506,076)

INCOME BEFORE INCOME TAXES	7,377,687	3,836,346	1,507,245

INCOME TAX EXPENSE
Foreign - current	—	191,427	123,365
Federal - current	2,119,615	—	—
Federal - deferred	2,508,632	1,742,990	372,000
State - current	312,675	—	—
TOTAL INCOME TAX EXPENSE	4,940,922	1,934,417	495,365

NET INCOME	$2,436,765	$1,901,929	$1,011,880

INCOME PER COMMON SHARE
Basic	$.31	$.23	$.19
Diluted	$.09	$.08	$.07

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	7,821,638	8,299,220	5,437,480
Diluted	28,265,315	23,723,660	14,399,640

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

	Preferred Stock		Common A Stock		Common B Stock		Additional Paid-in	Deferred	Treasury Stock		Retained	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Shares	Amount	Earnings	Equity
Balances at December 31, 2004	2,926,000	$29,260	—	$—	—	$—	$1,434,740	$—	—	$—	$(179,706)	$1,284,294
Issuance of common stock	—	—	4,000,000	40,000	4,544,190	45,442	(76,898)	(4,414)	—	—	—	4,130
Issuance of Preferred Stock, net	8,615,310	86,153	—	—	—	—	7,423,085	—	—	—	—	7,509,238
Amortization of deferred compensation	—	—	—	—	—	—	—	2,439	—	—	—	2,439
Purchase of Treasury Stock	—	—	—	—	—	—	—	—	98,620	(50,498)	—	(50,498)
Net income		—	—	—	—	—	—	—	—	—	1,011,880	1,011,880
Balances at December 31, 2005	11,541,310	115,413	4,000,000	40,000	4,544,190	45,442	8,780,927	(1,975)	98,620	(50,498)	832,174	9,761,483
Issuance of common stock	—	—	—	—	679,600	6,796	280,706	—	—	—	—	287,502
Issuance of Preferred Stock, net	13,753,100	137,531	—	—	—	—	117,243,166	—	—	—	—	117,380,697
Compensation expense associated with stock grants	—	—	—	—	—	—	148,869	1,975	—	—	—	150,844
Purchase of Treasury Stock	—	—	—	—	—	—	—	—	5,310,360	(53,869,015)	—	(53,869,015)
Net income	—	—	—	—	—	—	—	—	—	—	1,901,929	1,901,929
Balances at December 31, 2006	25,294,410	252,944	4,000,000	40,000	5,223,790	52,238	126,453,668	—	5,408,980	(53,919,513)	2,734,103	75,613,440
Issuance of common stock	—	—	—	—	195,550	1,955	—	—	—	—	—	1,955
Issuance of Preferred Stock, net	2,406,630	24,066	—	—	—	—	25,031,410	—	—	—	—	25,055,476
Compensation expense associated with stock grants	—	—	—	—	—	—	610,857	—	—	—	—	610,857
Purchase of Treasury Stock	—	—	—	—	—	—	—	—	3,285,886	(33,673,402)	—	(33,673,402)
Net income	—	—	—	—	—	—	—	—	—	—	2,436,765	2,436,765

Balances at December 31, 2007	27,701,040	$277,010	4,000,000	$40,000	5,419,340	$54,193	$152,095,935	$—	8,694,866	$(87,592,915)	$5,170,868	$70,045,091

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,436,765	$1,901,929	$1,011,880
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation expense	33,331,322	12,140,722	1,784,867
Amortization of debt issuance costs	1,362,232	309,232	—
Stock-based compensation	610,857	143,956	6,569
Deferred tax expense	2,508,632	1,742,990	372,000
Loss on disposal of property and equipment	65,267	49,323	10,125
Effects of changes in operating assets and liabilities:
Accounts receivable	(27,946,311)	(11,267,282)	(2,834,332)
Prepaid expenses and other current assets	(7,628,650)	(7,890,338)	(690,313)
Other assets	(23,497)	(3,648)	(1,232,520)
Accounts payable and accrued expenses	3,372,015	1,102,789	5,985,742
Deferred revenue	1,286,629	2,567,110	3,089,284
Other payables	7,258	4,345	—
Income taxes receivable	750,000	(750,000)	—
Taxes payable	2,823,936	—	—
Foreign income taxes payable	—	(53,416)	53,416
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	12,956,455	(2,288)	7,556,718
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(81,364,346)	(75,000,122)	(8,168,961)
Sale (purchase) of restricted cash investments	(2,397,000)	1,450,000	(1,450,000)
Proceeds from the sale of property and equipment	207,826	55,808	5,875
NET CASH USED IN INVESTING ACTIVITIES	(83,553,520)	(73,494,314)	(9,613,086)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	125,810,836	58,185,848	340,801
Principal payments on notes payable	(59,478,013)	(602,583)	(310,053)
Principal payments on capital leases	(3,347,619)	(15,177,023)	(1,187,941)
Debt issuance costs	(3,395,559)	(1,356,252)	—
Purchase of treasury stock	(33,673,402)	(53,869,015)	(50,498)
Issuance of stock	25,094,353	117,638,165	7,479,238
NET CASH PROVIDED BY FINANCING ACTIVITIES	51,010,596	104,819,140	6,271,547

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(19,586,469)	31,322,538	4,215,179

CASH AND CASH EQUIVALENTS, beginning of period	36,506,791	5,184,253	969,074

CASH AND CASH EQUIVALENTS, end of period	$16,920,322	$36,506,791	$5,184,253

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$11,953,797	$4,079,185	$624,092

Income taxes paid	$136,072	$994,843	$69,949

NON-CASH INVESTING AND FINANCING ACTIVITIES
Property and equipment additions financed through capital leases	$3,365,414	$6,785,166	$15,981,329

Property and equipment additions financed through accounts payable	$9,978,488	$18,085,801	$—

Issuance of preferred stock in lieu of payment of note payable - stockholder	$—	$—	$30,000

Property and equipment additions financed by transfer of deposits	$—	$1,323,370	$—

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - ORGANIZATION AND NATURE OF OPERATIONS

Global Geophysical Services, Inc., a Delaware corporation, and its subsidiaries (collectively referred to as the “Company”) are headquartered in Houston, Texas.  The Company is an international provider of seismic data acquisition services.  The data acquired is used by the Company’s clients to create detailed images of the subsurface which are used to locate potential oil and gas reservoirs based upon the observed geology. Revenues are earned primarily from exclusive seismic survey agreements with oil and gas exploration and production companies.  The Company provides seismic services in shallow marine, transition zone, and land environments, including desert, arctic, jungle, swamp and mountainous regions worldwide. On December 31, 2007, the Company had thirteen seismic crews located in the following locations: five in the lower 48 states of the United States, one in the Gulf of Mexico, two in Algeria, one in Kurdistan, one in Oman, one in India, one in Peru and one in Argentina. The Company markets and supports services from the Company’s headquarters in Houston Texas. On December 31, 2006, the Company had ten seismic crews located in the following locations: four in the lower 48 states of the United States, two in the Gulf of Mexico, two in Algeria, one in Peru and one in Belize.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:  The Company’s services are provided under cancelable service contracts. Client contracts for our services vary in terms and conditions. The Company reviews the deliverables in each contract and, where applicable, applies the accounting guidance contained in EITF 00-21, “Accounting for Revenue Contracts with Multiple Deliverables.” The Company recognizes revenue in accordance with the terms of the contract. These contracts are either “turnkey” or “term” agreements or a combination of the two. Under turnkey agreements or the turnkey portions thereof, the Company recognizes period revenue based upon quantifiable measures of progress, such as square miles or linear kilometers of data acquired. Under term agreements or the term portions thereof, period revenue is recognized on a day-rate basis.  With respect to those contracts where the client pays separately for the mobilization of equipment, the Company recognizes such mobilization fees as revenue during the performance of the seismic acquisition, using the same quantifiable measures of progress as for the acquisition work.  The Company also receives reimbursements for certain out-of-pocket expenses under the terms of its service contracts. The Company records amounts billed to clients in revenue as the gross amount including out-of-pocket expenses that are reimbursed by the client. In some instances, customers are billed in advance of services performed and the Company recognizes the liability as deferred revenue.

Mobilization Costs: Transportation and other expenses incurred prior to the commencement of geophysical operations are deferred and amortized over the term of the related contract. As of December 31, 2007 and 2006, unamortized mobilization costs of $15,460,175 and $7,979,394, respectively, were recorded as prepaid expenses.

Use of Estimates:  The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Reclassifications:  Certain amounts in the 2006 and 2005 consolidated financial statements have been reclassified to conform to the classifications in the 2007 consolidated financial statements.

Financial Instruments:  Financial instruments consist of cash and cash equivalents, accounts receivable and payable, and debt.  The carrying value of cash and cash equivalents and accounts receivable and payable approximate fair value due to their short-term nature. The Company believes the fair value and the carrying value of all other debt would not be materially different due to the instruments’ interest rates approximating market rates for similar borrowings at December 31, 2007 and December 31, 2006.

Cash and Cash Equivalents:  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash Investments:  Restricted cash investments of $2,397,000 on December 31, 2007 were pledged to secure an equivalent amount of letters of credit.  The balance at December 31, 2006 was $0.

Accounts Receivable:  Trade accounts receivable is recorded in accordance with terms and amounts as specified in the related contracts on an ongoing basis. Amounts recorded as unbilled represent work done for customers but not billed at the fiscal year ends or interim period ends in accordance with contract provisions and generally are expected to be billed in one to two months. Management of the Company continually monitors accounts receivable for collectibility issues. The Company evaluates the collectibility of accounts receivable on a specific account basis using a combination of factors, including the age of the outstanding balances, evaluation of the customer’s financial condition, and discussions with relevant Company personnel and with the customers directly. At December 31, 2007 and 2006, the allowance was $0.

Property and Equipment:  Property and equipment are stated at cost.  Depreciation is computed on the straight-line basis over the estimated useful lives of the various classes of assets as follows:

Boats	10 years
Computers and software	3 years
Furniture and fixtures	1-2 years
Machinery and equipment	3-7 years

Management’s estimation of useful life is based on circumstances that exist in the seismic industry and information available at the time of the asset purchase. As circumstances change and new information becomes available these estimates could change.

Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in income from operations within the statement of income during the reporting period. Substantially all of our assets are pledged as collateral to secure debt.

Asset Impairment:  In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”, the Company evaluates the recoverability of property and equipment and other long-lived assets if facts and circumstances indicate that any of those assets might be impaired.  If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if an impairment of such property is necessary.  The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value.  There were no impairment charges recognized in the statements of income during the years ended December 31, 2007, 2006 and 2005.

Deferred Revenue:  Deferred revenue consists primarily of client payments made in advance of work done and deferred fees related to the mobilization period.  These amounts are amortized over the term of the related contract.  Deferred revenue consists of the following:

	December 31,
	2007	2006
Client payments made in advance of work done	$3,912,372	$3,406,985
Mobilization fees	3,030,651	2,249,409
Deferred Revenue	$6,943,023	$5,656,394

Treasury Stock:  The Company utilizes the cost method for accounting for its treasury stock acquisitions and dispositions.

Stock Warrants: At December 31, 2007 and 2006, the Company has outstanding warrants which entitle the holders to purchase an aggregate of 390,000 shares of Class B Common Stock of the Company at an exercise prices of $4.25 per share. The value allocated to the warrants, $36,922, is included in additional paid in capital at December 31, 2007 and 2006.

Debt Issuance Costs: The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the maturity period of the related debt. Costs incurred during 2007 and 2006 were $3,395,559 and $1,356,252, respectively. At December 31, 2007 and 2006, the Company had amortized $1,362,232 and $309,232, respectively, to interest expense leaving a balance of $3,080,347 and $1,047,020, respectively. This remaining balance at December 31, 2007 will be amortized in 2008 due to the note being paid off. (See Note L.)

Concentrations of Credit Risk:  The Company maintains its cash in bank deposits with a financial institution.  These deposits, at times, exceed federally insured limits.  Deposits in the United States of America are guaranteed by the Federal Deposit Insurance Corporation up to $100,000.  The Company monitors the financial condition of the financial institution and has not experienced any losses on such accounts. The Company is not party to any financial instruments which would have off-balance sheet credit or interest rate risk. Customer concentration risks are discussed in Note K.

Advertising:  Advertising costs are expensed as incurred and were approximately $409,000, $336,000 and $108,000 for the years ended December 2007, 2006 and 2005, respectively.

Income Taxes:  Under the asset and liability method required by SFAS No. 109 “Accounting for Income Taxes”, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. (See Note E.)

Earnings Per Share: The Company accounts for earnings per share in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS 128”). Basic earnings per share amounts are calculated by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding for the periods, including the dilutive effect of restricted stock, options, and warrants granted and convertible Preferred Stock. Dilutive restricted stock, options, and warrants that are issued during a period or that expire or are canceled during a period are reflected in the computations for the time they were outstanding during the periods being reported. Restricted stock, options, and warrants where the exercise price exceeds the average stock price for the period are considered antidilutive, and therefore are not included in the calculation of dilutive shares.  (See Note G.)

Foreign Operations: The Company’s future revenues, in part, depend on operating results from its operations in foreign countries.  The success of the Company’s operations is subject to various contingencies beyond management control.  These contingencies include general and regional economic conditions, prices for crude oil and natural gas, competition and changes in regulation.

Recently Issued Accounting Pronouncements:  In September 2006, the Financial Accounting Standards Board (“FASB”) issued its Statement of Financial Accounting Standards (“SFAS”) No. 157 (FAS No. 157), “Fair Value Measurements.” FAS No. 157 establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that FAS No. 157 will have on our results of operations and financial position.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”. FIN 48 is an interpretation of FASB Statement No. 109 “Accounting for Income Taxes”. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Company has taken or expects to take in its tax returns.  The Company is currently evaluating the impact that FIN 48 will have on our results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November, 15, 2007. We are currently reviewing SFAS No. 159 to determine if its adoption will have a material impact on our results of operations or financial position.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an Amendment of ARB No. 51” (FAS No. 160).  FAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  Where applicable, this statement provides guidance for consistency in reporting noncontrolling interests.  FAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008.  The Company is currently evaluating the impact that FAS No. 157 will have on our results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an Amendment of FASB Statement No. 133” (FAS No. 161).  FAS No. 161 changes the disclosure requirements of derivative instruments and hedging activities to provide enhanced disclosures about why an entity uses derivative instruments, how derivative instruments are accounted for under FAS No. 133, and how derivative instruments affect an entity’s financial position, performance, and cash flows.

NOTE C - STOCKHOLDERS’ EQUITY

In March 2007, at the annual meeting of the Company’s shareholders, shareholders of the Company approved the Company’s Second Amended and Restated Certificate of Incorporation providing for an increase in the Company’s authorized capital stock to 200,000,000 shares. Shareholders of the Company also approved an increase in the number of members of the Company’s Board of Directors from five to seven; and the elimination of Article IX of the current Certificate of Incorporation relating to notices for director nominations and shareholder proposals. Shareholders of the Company also approved a 10:1 forward split of the Company’s Series A convertible preferred stock and Class A and B Common Stock. All share and per share amounts related to preferred and common stock and stock options included in the consolidated financial statements and notes have been restated to reflect the stock split.  Shareholders of the Company also approved an increase in the number of shares reserved for issuance under the Company’s 2006 Incentive Compensation Plan to 9,203,058 shares of common stock.

Series A Convertible Preferred Stock:  Under the terms of the amended articles of incorporation, the Company is authorized to issue 50,000,000 shares of Series A convertible preferred stock, par value $0.01 per share (“Series A Preferred”).  Holders of Series A Preferred are entitled to one vote per share, and also have certain special voting rights that enable them to elect two directors to the board of directors. Series A Preferred does not pay a preferred dividend.

Series A Preferred is initially convertible, at the option of the holder, into one share of Class B Common Stock.  The conversion ratio is protected from dilution and is to be adjusted upon certain issuances of additional shares of Class A or Class B common stock, options, or securities convertible into Class A or Class B common stock. As of December 31, 2007, the conversion ratio is 1:1. Series A Preferred is automatically convertible upon the following events: (i) a majority vote by the holders of the outstanding shares of Series A Preferred to convert to Class B common stock (ii) the closing of a qualified underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended. Management has evaluated the fair value of the common stock at issuance of Series A Preferred stock and determined that there are no beneficial conversion features.

Class A Common Stock:  Under the terms of the amended articles of incorporation, the Company is authorized to issue 30,000,000 shares of Class A common stock, par value $0.01 per share.  Holders of Class A common stock are entitled to one vote per share.

Class B Common Stock:  Under the terms of the amended articles of incorporation, the Company is authorized to issue 120,000,000 shares of Class B common stock, par value $0.01 per share.  Holders of Class B common stock are entitled to one-tenth of one vote per share.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,
	2007	2006

Furniture and fixtures	$138,976	$99,049
Boats	10,913,020	8,377,417
Machinery and equipment	189,030,578	101,118,598
Computers and software	3,071,138	1,535,568
Land	2,035,153	2,035,153
	205,188,865	113,165,785
Less: accumulated depreciation	(47,166,932)	(13,904,546)
	158,021,933	99,261,239
Construction in process	14,713,475	12,370,336

NET PROPERTY AND EQUIPMENT	$172,735,408	$111,631,575

At December 31, 2007, construction in process consists of payments made to the manufacturer of certain seismic recording equipment, the manufacturer of trucks and payments made on the construction of the Company’s corporate headquarters facility.  In 2008, the Company expects to incur an additional amount ranging between $5 million to $10 million in connetion with the building.  At December 31, 2006, construction in process consists of payments made to the manufacturer of certain seismic recording equipment, the manufacturer of vibrator trucks and various other seismic equipment providers for use in future operations.

NOTE E - INCOME TAXES

Income tax expense differs from the statutory rate as follows:

	Year Ended December 31,
	2007	2006	2005

Federal statutory rate	35.0%	34.0%	34.0%
US state income taxes	2.8%	0.0%	0.0%
Non-US effective rate different than statutory	8.2%	0.0%	0.0%
Effect of non-deductible expenses	18.6%	11.0%	1.0%
Other	2.3%	(0.1)%	0.0%
Change in valuation allowance	0.1%	5.5%	(2.2)%

Effective income tax rate	67.0%	50.4%	32.8%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes at the enacted tax rates in effect when the differences reverse.  The components of deferred tax assets and liabilities are as follows:

	December 31,
	2007	2006
Deferred tax assets:
Net operating loss carryforwards	$3,600,090	$2,792,800
Alternative Minimum Tax	839,040	—
Foreign tax credits	319,840	319,900
Other	440,810	117,110
Total gross deferred tax assets	5,199,780	3,229,810
Less: valuation allowance	(216,402)	(211,000)
	4,983,378	3,018,810
Deferred tax liability:
Property and equipment	(9,607,000)	(5,133,800)
Total gross deferred tax liability	(9,607,000)	(5,133,800)

Net deferred tax liability	$(4,623,622)	$(2,114,990)

In 2006 and 2007, the total income tax expense is different from the amount computed by applying the U.S. Federal income tax rate to income before income taxes, primarily due to the effects of a valuation allowance, non-deductible expenses and foreign taxes.  A valuation allowance is established when it is more likely than not that all or a portion of the deferred tax assets will not be realized.  The valuation allowance is then adjusted when the realization of deferred tax assets becomes more likely than not.  Adjustments are also made to recognize the expiration of net operating loss carryforwards, with equal and offsetting adjustments to the related deferred tax asset.  The allowance increased by $5,400 and $211,000 in 2007 and 2006, respectively.

As of December 31, 2007, the Company has approximately $5,199,000 in U.S. net operating loss carryforwards.  Such tax loss carryforwards expire through 2026.

State Income Tax:  On May 18, 2006, the State of Texas enacted House Bill 3 which replaced the existing state franchise tax with a “margin tax”.  In general, legal entities that conduct business in Texas are subject to the Texas margin tax, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The tax is assessed on Texas sourced taxable margin which is defined as the lesser of (i) 70% of total revenue or (ii) total revenue less (a) cost of goods sold or (b) compensation and benefits. Although the bill states that the margin tax is not an income tax, it has the characteristics of an income tax since it is determined by applying a tax rate to a base that considers both revenues and expenses. Therefore, we have accounted for Texas margin tax as income tax expense in the period subsequent to the law’s effective date of January 1, 2007. For the year ended December 31, 2007, we recognized current state income tax expense related to the Texas margin tax of $210,532. There was no comparable state tax expense for the years ended December 31, 2006 or 2005.

NOTE F - NOTES PAYABLE

Term Loan Facility:  On February 7, 2007, the company entered into a $130 million senior secured credit facility with Credit Suisse. The facility consists of a $70 million first lien term loan, a $30 million first lien revolving credit facility, and a $30 million second lien term loan. All $100 million of term loans funded at closing. The revolving credit facility was unfunded at closing. In 2007, $56,234,846 of the proceeds of the Credit Suisse facility were used to repay all amounts borrowed under the Guggenheim Facility.  Additionally, $1.2 million of the proceeds were used to repay the promissory note for the purchase of the land to be used to relocate the Company’s corporate headquarters. Borrowings under the first and second lien term loans bear interest at LIBOR plus 3.50% and 6.25% respectively.  Borrowings under the revolving credit facility bear interest according to a sliding scale based on leverage. The range is LIBOR plus 3.50% to LIBOR plus 2.25%.  The line of credit includes customary financial and negative covenants for credit facilities of this type, including covenants requiring the maintenance of a maximum senior leverage ratio, a maximum total leverage ratio, a minimum interest coverage ratio, and certain limits on other indebtedness. There is no prepayment penalty on the first lien loan; however, prepayment of the second lien loan requires a prepayment penalty of 2% and 1% when made prior to the first and second anniversary of the closing date respectively. The Credit Suisse facility stipulates quarterly interest payments, minimum quarterly principal payments of 0.25% of the remaining principal balance on the first lien of $70 million, and annual mandatory prepayments of 75% of excess cash flow, as defined. The term loans mature on the seventh anniversary of the closing date, and the revolving line of credit matures on the sixth anniversary of the closing date. The term loan is collateralized by substantially all of the Company’s assets. As of December 31, 2007, the amount outstanding on the first and second lien term loans is $99,300,000 and the Company has drawn $24,200,000 on the revolving credit facility.

Notes Payable - Insurance:  During 2007, in exchange for insurance services provided, the Company issued two negotiable promissory notes for $1,337,339 and $135,616 at an interest rate of 5.89% per annum.  The notes are due March 8, 2008 and June 12, 2008, respectively.  As of December 31, 2007, the balance of the notes was $371,948 and $74,888.

Interest Rate Swap:  On March 7, 2007, the Company entered into a $70 million notional value interest rate hedge to protect its interests from unanticipated fluctuations in cash flows caused by volatility in the interest rate on its floating-rate debt. The 2 year swap arrangement effectively caps the 3-month LIBOR rate at 5.75% and sets the floor at 4.55%. The Company does not enter into interest rate or other derivatives for speculative purposes.  The fair value of the hedge is immaterial.

Line of Credit:  In February 2007, the Company terminated its $7.5 million revolving line of credit as a condition of closing the Credit Suisse facility. There were no drawn amounts outstanding under the revolving line of credit at the time of closure. Outstanding letters of credit secured by the revolving line of credit were transferred to a new $5 million revolving line of credit at the same financial institution. The new facility is secured by $5 million cash. The terms of the new revolving line of credit as currently written only allow for letters of credit to be drawn on the available credit, however, the cash balance above the total outstanding letters of credit may be withdrawn at any time lowering the available credit dollar-for-dollar.  As of December 31, 2007, the line of credit serves as collateral for several letters of credit totalling $2,397,000.

NOTE G - EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share:

	Year Ended December 31,
	2007	2006	2005

Net income	$2,436,765	$1,901,929	$1,011,880

Basic:
Weighted average common shares outstanding	7,821,638	8,299,220	5,437,480

Diluted:
Shares issuable from the assumed conversion of Series “A” preferred stock	20,243,040	15,122,290	8,351,540
Shares of unvested restricted Common B, net of tax benefit component	200,637	302,150	610,620

Total	28,265,315	23,723,660	14,399,640

Basic income (loss) per share	$.31	$.23	$.19

Diluted income (loss) per share	$.09	$.08	$.07

For the years ended December 31, 2007 and 2006, 2,432,600 and 0 out-of-the-money stock options, respectively, have been excluded from diluted earnings per share because they are considered antidilutive.

NOTE H - STOCK-BASED COMPENSATION

On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) requires companies to measure all employee stock-based compensation awards using a fair value method and recognize compensation cost in its financial statements. The Company adopted SFAS 123(R) beginning January 1, 2006 for stock-based compensation awards granted after that date and for nonvested awards outstanding at that date using the modified prospective application method. The Company recognizes the fair value of stock-based compensation awards as operating or general and administrative expense as appropriate in the Statements of Income on a straight-line basis over the vesting period.

In July 2006, the Company’s board of directors and stockholders adopted the Global Geophysical Services, Inc. 2006 Incentive Compensation Plan (the “2006 Incentive Plan”).  The 2006 Incentive Plan provides for a variety of such incentive awards, including nonstatutory stock options, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code, or (the “Code”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards, and other stock-based awards.  A total of 9,203,058 shares of common stock are reserved for issuance under the 2006 Incentive Plan.  As of December 31, 2007, a total of 2,663,400 options have been granted and 230,800 have been forefeited.

Incentive Stock Options:  A summary of the activity of the Company’s stock option plans as of December 31, 2007 and changes during the period ended is presented below:

	Weighted Average Price	Number of Optioned Shares	Weighted Average Remaining Contractual Term in Years	Aggregate Intrins ic Value

Balance as of December 31, 2006	$—	—	—	$—
Granted	3.59	2,663,400	10	—
Forfeited	3.04	(230,800)

Balance as of December 31, 2007	$3.24	2,432,600	10	$—

Exercisable as of December 31, 2007	$—	—	—	$—

	Number of Nonvested Share Awards	Weighted Average Optioned Grant Date Fair Value
Nonvested Shares Outstanding December 31, 2006	—	$—
Granted	2,663,400	3.59
Forfeited	(230,800)	3.04
Nonvested Shares Outstanding December 31, 2007	2,432,600	$3.24

Outstanding options at December 31, 2007 expire during the period June to December 2017 and have exercise prices ranging from $12.50 to $30.00. There were no stock options granted during fiscal 2006.

The Company estimates the fair value of each stock option on the date of grant using the Black-Scholes-Merton valuation model. The expected volatility is based on historical volatility over the expected life of 84 months. As the Company has not historically declared dividends, the dividend yield used in the calculation is zero. Actual value realized, if any, is dependent on the future performance of the Company’s common stock and overall stock market conditions. There is no assurance the value realized by an optionee will be at or near the value estimated by the Black-Scholes-Merton model.

Compensation expense associated with stock option awards of $152,857 for the year ended December 31, 2007 is included in compensation in the Statement of Income.  The total cost of nonvested stock option awards which the Company had not yet recognized was approximately $1,228,000 at December 31, 2007. Such amounts are expected to be recognized over a period of 4 years, beginning January 1, 2008.

Restricted Stock:  To encourage retention and performance, the Company granted certain employees and consultants restricted shares of Class B Common Stock with a fair value per share determined in accordance with conventional valuation techniques, including but not limited to, net book value or multiples of comparable company EBITDA, as applicable.

	Number of Nonvested Restricted Share Awards	Weighted Average Optioned Grant Date Fair Value

Nonvested Restricted Shares Outstanding December 31, 2006	374,327	$1.21
Granted	285,550	3.45
Vested	(202,417)	.96
Forfeited	(107,716)	.87

Nonvested Restricted Shares Outstanding December 31, 2007	349,744	$3.16

Compensation expense associated with restricted stock of $458,000, $143,956 and $6,569 for the years ended December 31, 2007, 2006 and 2005, respectively, is included in compensation in the Statements of Income.  Total cost of nonvested stock awards which the Company had not yet recognized at December 31, 2007 was approximately $1,020,777.  This amount is expected to be recognized over the next three years.

NOTE I - EMPLOYEE BENEFIT PLANS

The Company provides a 401(k) plan as part of its employee benefits package in order to retain quality personnel. During 2007, the Company elected to match 100% of the employee contributions up to a maximum of 4% of the participant’s gross salary. The Company’s matching contributions for 2007 was approximately $347,000.  The Company did not have a 401(k) plan in years prior to 2007.

NOTE J - COMMITMENTS AND CONTINGENCIES

Leases:  The Company leases certain office space and specialized seismic recording equipment under non-cancelable operating and capital lease agreements, which expire at various dates and require various minimum annual rentals. These leases bear interest at rates ranging from 5.5% to 24.7%.  Future minimum rental payments under these leases (including new leases entered into in 2008) which have initial or remaining terms in excess of one year as of December 31, 2007, for each of the years remaining and in the aggregate are:

Year Ending December 31,	Operating Leases	Capital Leases
2008	$8,896,617	$3,976,432
2009	5,438,963	2,491,342
2010	—	558,433
Total future minimum lease payments	$14,335,580	7,026,207
Less: amounts representing interest		606,881
Present value of net minimum lease payments		6,419,326
Less: current portion		3,555,550
Long-term portion		$2,863,776

The Company has included the assets associated with the capital leases in property and equipment.  At December 31, 2007 and 2006, the original cost of the assets was $12,455,485 and $8,801,622 and accumulated depreciation of the assets was $3,638,378 and $1,137,040, respectively.

Rental expense for cancelable and non-cancelable operating leases for the years ended December 31, 2007, 2006 and 2005 was $4,822,788, $3,017,155 and $2,074,220, respectively.

The Company is involved in litigation in the normal course of business.  Management does not expect the outcome to have a material impact on the financial condition of the Company.

NOTE K - CUSTOMER CONCENTRATIONS

The Company operates in only one business segment, contract seismic data acquisition services, and the Company’s sales are to clients whose activities relate to oil and gas exploration and production. In general, the Company does not require collateral from its customers. Therefore, the collection of receivables may be affected by the economy surrounding the oil and gas industry. For the years ended December 31, 2007, 2006 and 2005, customers representing more than 10% of the Company’s revenue and accounts receivable at the balance sheet dates are listed in the table below (figures in $ millions):

	2007		2006		2005
	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
Customer 1	$68.0	30%	$22.8	27%	$9.1	37%
Customer 2	32.1	14%	14.5	17%	5.2	21%
Customer 3	26.9	12%	N/A	N/A	3.8	16%
Total	$127.0	56%	$37.3	44%	$18.1	74%

	Accounts Receivable	% of Total	Accounts Receivable	% of Total	Accounts Receivable	% of Total
Customer 1	$7.5	26%	$—	0%	$—	0%
Customer 2	4.3	10%	3.0	23%	.9	34%
Customer 3	1.1	3%	N/A	N/A	1.0	39%
Total	$12.9	39%	$3.0	23%	$1.9	73%

For the years ended December 31, 2007, 2006 and 2005, revenues from all geographic areas outside of the United States were $73.8 million, $9.1 million and $3.8 million, representing 32%, 11% and 16% of total revenues, respectively.

For the year ended December 31, 2007, purchases from the Company’s largest vendor was approximately $45.5 million, representing 17% of total purchases. Accounts payable for this vendor was approximately $588,690, representing approximately 5% of total accounts payable as of December 31, 2007. For the year ended December 31, 2006, purchases from the Company’s largest vendor was approximately $46.7 million, representing 21% of total purchases. Accounts payable for this vendor was approximately $3,819,220, representing approximately 44% of total accounts payable as of December 31, 2006. For the year ended December 31, 2005, purchases from the Company’s two largest vendors were approximately $2.4 million and $1.6 million, representing 19% and 12 % of total purchases, respectively.

NOTE L - SUBSEQUENT EVENTS

Credit Facility:  On January 16, 2008, the Company entered into a $200 million senior secured credit facility with Credit Suisse. The facility consists of a $120 million first lien term loan, a $30 million first lien revolving credit facility, and a $50 million second lien term loan. All $170 million of term loans funded at closing. The revolving credit facility was unfunded at closing.  Proceeds of the loans were used to refinance the existing term loans and revolver borrowings, finance capital equipment purchases and general corporate purposes.  Borrowings under the $120 million first lien term loan bear interest at a rate of LIBOR plus 4.75% or the prime rate plus 3.75%.  The first lien term loan was issued at a discount of 1%, so the Company’s gross loan proceeds received were 99% of the face amount of the loan. Borrowings under the $50 million second lien term loan bear interest at a rate of LIBOR plus 8.50% or the prime rate plus 7.50%. The second lien term loan was issued at a discount of 3%, so the Company’s gross loan proceeds received were 97% of the face amount of the loan. Borrowings under the revolving credit facility bear interest at a rate that declines from LIBOR plus 4.75% or the prime rate plus 3.75% according to a pre-set scale as leverage decreases, to a minimum level of LIBOR plus 3.50% or the prime rate plus 2.50%.

The facility is collateralized by a first priority security interest on substantially all of the Company’s assets, including accounts receivable and equipment, other than certain vehicle financed through capital leases and the Company’s future headquarters office complex currently under construction in Missouri City, Texas. The facility includes customary financial and negative covenants for credit facilities of this type. These include covenants requiring the maintenance of a total debt to consolidated EBITDA ratio of no more than 3.00x declining to no more than 2.75x on June 30, 2008 and thereafter in steps to no more than 1.50x on March 31, 2010. The Company is also required to maintain a ratio of consolidated EBITDA to consolidated interest expense of at least 3.25x, increasing to 3.50x on June 30, 2008 and thereafter in steps to at least 5.00x on March 31, 2010. The facility also includes certain limits on other indebtedness, certain limitations on liens, investments and capital expenditures, and other limitations customary for this type of facility.

The Credit Suisse facility stipulates monthly interest payments, minimum quarterly principal payments of 0.25% of the remaining principal balance on the first lien of $120 million, and annual mandatory prepayments of 75% of excess cash flow, as defined. The first lien term loan matures on the seventh anniversary of the closing date, and the second lien term loan matures on the seventh plus six months anniversary of the closing date. The revolving line of credit matures on the sixth anniversary of the closing date.  There is no prepayment penalty on the first lien loans; however prepayment of the second lien loan requires a prepayment penalty of 3%, 2% and 1% when made in prior to the first, second and third anniversary of the closing date respectively.

Asset Purchase:  The Company signed a letter of intent to purchase the assets of Weinman Geosciences, a seismic data processing company, for $22 million in cash and equity.  The Company is currently in the process of negotiating a definitive asset purchase agreement.  There is an earn-out provision that would allow the seller to receive an additional $10 million cash or equity in 2010 if certain EBITDA requirements are met.

GLOSSARY OF TERMS

“2D”	Two Dimensional—refers to a slice of the Earth’s crust
“3D”	Three Dimensional—refers to a volume of the Earth’s crust
“Bandwidth”	The range of frequencies over which a given device is designed to operate within specific limits
“Full Aperture Offset Sampling”

The spatial range of the data considered in a calculation, full aperture refers to using the entire spatial range of data useful to that calculation. In geophysical terminology, offsets refers to the newsome distance from the source to the receiver. Full Aperture Offset Sampling describes the characteristics of a 3D survey geometry that is acquired such that the entire range of useful offsets (i.e. the full aperture) is recorded in the field

“Geophones”	The instrument used to transform seismic energy into an electrical voltage

EAME	Europe, Africa, and Middle East

“Heliportable”	Remote seismic operations that require helicopters for logistical support
“Hydrophones”

A detector that is sensitive to variations in pressure, as opposed to a geophone that is sensitive to particle motion. Used when the detector can be placed below a few feet of water, as in marsh environments

“Land”	Areas other than Transition Zone, Shallow Marine and Marine
“Marine”	Deepwater areas of the world, in excess of 50 meters water depth
“Ocean Bottom Cable” or “OBC”	Ocean Bottom Cable—a marine seismic data acquisition method where sensors are connected to a cable and laid along the ocean bottom as opposed to being towed behind a ship
“Optical Survey”	Topographic survey conducted using conventional optical instruments as opposed to GPS survey methods
“Porosity”	Measurement of the pore space in a solid rock
“Reservoir GradeSM”	The high density seismic data product offered by Global which includes RG2D sm, RG3D sm and RG4D sm
“RG2D sm” or “RG3D sm”	Our brand of high density seismic acquisition services
“RG4D sm”	A time-lapse, Reservoir Grade sm 3D survey
“Seismic Acquisition”

The process of using a seismic source to transmit acoustic waves into the Earth and subsequently recording the transmitted waves, including reflections and/or reflections on the Earth’s surface around seismic source

“Seismic Signals”	Acoustic waves
“Seismic Sources”	Devices that produce acoustic waves, including explosives, vibrators and air guns
“Shallow Marine”	Less than fifty meters water depth
“Shot holes”	Explosive placed in a bore hole used as a seismic source
“Stratigraphic”	Relating to a change in rock type
“Subsurface Acoustic Properties”	Acoustic properties of a rock formation include compressional velocity, shear wave velocity, anistropy, etc.
“Towed Streamer”	A neutrally-buoyant cable containing hydrophones, pulled behind a vessel to record seismic data in marine environments
“Transition Zone”	The marine or fresh water coastal regions that are either characterized by shallow water operations offshore or swampy or marshy terrain.
“Vibroseis”	Seismic source method involving mechanical vibrator machines that impart swept frequencies of acoustic energy into the Earth for the purposes of seismic data acquisition

A-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and concessions, expected to be incurred in connection with the offering described in the Registration Statement. All amounts are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

Expenses	Amount
Securities and Exchange Commission registration fee	$15,515
Nasdaq Global Market listing fee
NASD filing fee	14,870
Blue sky fees and expenses
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous
Total	$

Item 14.  Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Our certificate of incorporation and bylaws provide that indemnification shall be to the fullest extent permitted by the DGCL for all of our current or former directors or officers. As permitted by the DGCL, the certificate of incorporation provides that our directors shall have no personal liability to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

Item 15.  Recent Sales of Unregistered Securities

During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or public offerings and, except as otherwise indicated below, no remuneration or commission was paid or given directly or indirectly. We believe that each of these transactions was exempt from registration requirements pursuant to Section 3(a)(9) or Section 4(2) of the Securities Act of 1933, as amended, Regulation D promulgated thereunder or Rule 701 of the Securities Act of 1933. The recipients of these securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions. All recipients either received adequate information about us or had access, through employment or other relationships with us, to such information. The following information does not give effect to the assumed             —for-             split of our common stock and conversion of each share of our Class A common stock, Class B common stock and Series A preferred stock into one share of our common stock to be effected contemporaneous with the closing of the offering to which this registration statement relates.

On various dates between February 27, 2005 and May 10, 2005, we issued an aggregate of 400,000 shares of our Class A common stock to certain members of our executive management team and certain of our employees as consideration for services rendered to us.

On various dates between March 29, 2005 and September 21, 2006, we issued an aggregate of 506,811 shares of our Class B common stock to certain members of our board of directors and executive management team, certain of our employees and consultants, and other individuals as consideration for services rendered to us.

On various dates between January 31, 2005 and June 22, 2005, we issued an aggregate of 660,400 shares of our Series A preferred stock to a total of 40 accredited investors for aggregate cash consideration of $3,302,000.

On various dates between June 30, 2005 and July 6, 2005, we issued an aggregate of 354,875 shares of our Series A preferred stock to a total of 28 accredited investors for aggregate cash consideration of $2,839,000. In connection with this transaction, we paid $190,000 to an individual who is an accredited investor as consideration for acting as placement agent in such financing.

On various dates between August 31, 2005 and October 26, 2005, we issued an aggregate of 78,250 shares of our Series A preferred stock to a total of 12 accredited investors for aggregate cash consideration of $1,252,000.

On various dates between December 21, 2005 and February 28, 2006, we issued an aggregate of 141,638 shares of our Series A preferred stock to a total of 6 accredited investors for aggregate cash consideration of $4,698,936. In connection with this transaction, we have agreed to pay $140,528 to Oriel Securities Limited (London) as consideration for acting as placement agent in such financing.

On various dates between April 3, 2006 and April 27, 2006, we issued an aggregate of 239,295 shares of our Series A preferred stock to a total of 3 accredited investors for aggregate cash consideration of $10,170,037.

On April 27, 2006, we issued an aggregate of 75,000 shares of our Series A preferred stock to an accredited investor for aggregate cash consideration of $3,000,000 pursuant to a subscription agreement dated March 3, 2006, all of which were transferred to affiliates of the accredited investor. Concurrently, an existing shareholder, who is also an accredited investor, acquired 4,258 shares of Series A preferred stock for cash consideration of $170,320 pursuant to a right of first refusal.

On May 18, 2006, we issued warrants to purchase an aggregate of 39,000 shares of our Class B common stock at an exercise price of $42.50 per share to a lender in connection with credit facilities entered into by us. The warrants are currently exercisable in whole or in part and shall terminate two years after the closing of the offering to which this registration statement relates.

Item 16.  Exhibits and Financial Statement Schedules

(a)                                  Exhibits

The following documents are filed as exhibits to this registration statement:

Number		Description
1.1	—	Form of Underwriting Agreement*
3.1	—	Second Amended and Restated Certificate of Incorporation of Global Geophysical Services, Inc.†
3.2	—	Bylaws of Global Geophysical Services, Inc.†
3.3	—	First Amendment to Bylaws of Global Geophysical Services, Inc.†
4.1	—	Form of Specimen Certificate of Global Geophysical Services, Inc.*
4.2	—	Registration Rights Agreement, dated as of May 18, 2006, by and between Global Geophysical Services, Inc. and Orpheus Holdings LLC†

Number		Description
4.3	—	Warrant Agreement, dated as of May 18, 2006, by and between Global Geophysical Services, Inc. and Orpheus Holdings LLC†
4.4	—	Form of Restricted Stock letter agreement, dated July 28, 2006 by and between Global Geophysical Services, Inc. and certain of its employees†
4.5	—	Amended and Restated Plan of Recapitalization of Global Geophysical Services, Inc., dated April 14, 2008
4.6	—	Global Geophysical Services, Inc. 2006 Incentive Compensation Plan, dated July 11, 2006†
5.1	—	Opinion of Haynes and Boone, LLP†
10.1	—	Multiple Advance Term Promissory Note, dated as of February 13, 2008, by and between Citibank, N.A. GGS International Holdings, Inc. and Global Geophysical Services, Inc. .
10.2	—	Deed of Trust , dated as of February 13, 2008, by and between Citibank, N.A., GGS International Holdings, Inc. . and Global Geophysical Services, Inc.
10.3		Construction Loan Agreement dated as of February 13, 2008, by and between Citibank, N.A., GGS International Holdings, Inc. . and Global Geophysical Services, Inc.
10.4	—	Amended and Restated Cooperation Agreement, dated as of , 200 , by and between Sercel, Inc. and Global Geophysical Services, Inc.*
10.5	—	Short Term Lease Agreement Office Building, dated as of November 8, 2004, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.6	—	Amendment No. 1 to Lease Agreement, dated as of February 18, 2005, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.7	—	Amendment No. 2 to Lease Agreement, dated as of June 28, 2005, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.8	—	Amendment No. 3 to Lease Agreement, dated as of January 28, 2006, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.9	—	Amendment No. 4 to Lease Agreement, dated as of June 22, 2006, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.10	—

First Lien Credit Agreement, dated as of January 16 , 2008, by and between Global Geophysical Services, Inc. and Credit Suisse, Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, Whitney National Bank and Allied Irish Banks PLC

10.11

Second Lien Credit Agreement, dated as of January 16 , 2008, by and between Global Geophysical Services, Inc. and Credit Suisse, certain Lenders, Credit Suisse Securities (USA) LLC and Jefferies Finance LLC

10.12		First Lien Collateral Agreement, dated as of January 16, 2008.
10.13		Second Lien Collateral Agreement, dated as of January 16, 2008.
10.14	—	Preferred Fleet Mortgage, dated as January 16 , 2008.
10.15	—	Second Lien Fleet Mortgage, dated January 16, 2008.
10.16	—	Employment Agreement, dated May 27, 2005, by and between Global Geophysical Services, Inc. and Craig M. Murrin†
—
21.1	—	List of Subsidiaries of Global Geophysical Services, Inc.†
23.1	—	Consent of UHY LLP*
23.2	—	Consent of Haynes and Boone, LLP (contained in Exhibit 5.1)†
23.3	—	Powers of Attorney (contained on the signature page of the initial filing of this registration statement)†

†                                          Previously filed.

*                                         To be filed by amendment.

Item 17.  Undertakings

The undersigned Registrant hereby undertakes:

(a)                                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)                                 To provide to the underwriter(s) at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter(s) to permit prompt delivery to each purchaser.

(c)                                  For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(d)                                 For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 1stday of August, 2008.

GLOBAL GEOPHYSCIAL SERVICES, INC.

By:	/s/ CRAIG M. MURRIN
Craig M. Murrin
Vice President, Secretary and General Counsel

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

*	Chairman of the Board, President	August 1,, 2008
Richard A. Degner	and Chief Executive Officer (Principal
Executive Officer)

	Vice President —Finance (Principal Financial	August 1, 2008
Jerry Dresner	Officer and Principal Accounting
Officer),

*
Craig Lindberg	Senior Vice President, Director, Persident-AutoSeis, Inc.	August 1, 2008

*	Vice President of Geophysical	August 1, 2008
Thomas Fleure	Technology, Director

*	Director	August 1, 2008
Damir S. Skerl

*	Director	August 1, 2008
Michael Forrest

*By:	/s/ CRAIG M. MURRIN
Craig M. Murrin
Attorney-in-Fact

EXHIBIT INDEX

Number		Description
1.1	—	Form of Underwriting Agreement*
3.1	—	Second Amended and Restated Certificate of Incorporation of Global Geophysical Services, Inc.†
3.2	—	Bylaws of Global Geophysical Services, Inc.†
3.3	—	First Amendment to Bylaws of Global Geophysical Services, Inc.†
4.1	—	Form of Specimen Certificate of Global Geophysical Services, Inc.*
4.2	—	Registration Rights Agreement, dated as of May 18, 2006, by and between Global Geophysical Services, Inc. and Orpheus Holdings LLC†
4.3	—	Warrant Agreement, dated as of May 18, 2006, by and between Global Geophysical Services, Inc. and Orpheus Holdings LLC†
4.4	—	Form of Restricted Stock letter agreement, dated July 28, 2006 by and between Global Geophysical Services, Inc. and certain of its employees†
4.5	—	Amended and Restated Plan of Recapitalization of Global Geophysical Services, Inc., dated April 14, 2008
4.6	—	Global Geophysical Services, Inc. 2006 Incentive Compensation Plan, dated July 11, 2006†
5.1	—	Opinion of Haynes and Boone, LLP†
10.1	—	Multiple Advance Term Promissory Note, dated as of February 13, 2008, by and between Citibank, N.A. GGS International Holdings, Inc. and Global Geophysical Services, Inc. .
10.2	—	Deed of Trust , dated as of February 13, 2008, by and between Citibank, N.A., GGS International Holdings, Inc. . and Global Geophysical Services, Inc.
10.3		Construction Loan Agreement dated as of February 13, 2008, by and between Citibank, N.A., GGS International Holdings, Inc. . and Global Geophysical Services, Inc.
10.4	—	Amended and Restated Cooperation Agreement, dated as of , 200 , by and between Sercel, Inc. and Global Geophysical Services, Inc.*
10.5	—	Short Term Lease Agreement Office Building, dated as of November 8, 2004, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.6	—	Amendment No. 1 to Lease Agreement, dated as of February 18, 2005, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.7	—	Amendment No. 2 to Lease Agreement, dated as of June 28, 2005, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.8	—	Amendment No. 3 to Lease Agreement, dated as of January 28, 2006, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.9	—	Amendment No. 4 to Lease Agreement, dated as of June 22, 2006, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.10	—

First Lien Credit Agreement, dated as of January 16 , 2008, by and between Global Geophysical Services, Inc. and Credit Suisse, Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, Whitney National Bank and Allied Irish Banks PLC

10.11

Second Lien Credit Agreement, dated as of January 16 , 2008, by and between Global Geophysical Services, Inc. and Credit Suisse, certain Lenders, Credit Suisse Securities (USA) LLC and Jefferies Finance LLC

10.12		First Lien Collateral Agreement, dated as of January 16, 2008.
10.13		Second Lien Collateral Agreement, dated as of January 16, 2008.
10.14	—	Preferred Fleet Mortgage, dated as January 16 , 2008.
10.15	—	Second Lien Fleet Mortgage, dated January 16, 2008.
10.16	—	Employment Agreement, dated May 27, 2005, by and between Global Geophysical Services, Inc. and Craig M. Murrin†
—
21.1	—	List of Subsidiaries of Global Geophysical Services, Inc.†
23.1	—	Consent of UHY LLP*
23.2	—	Consent of Haynes and Boone, LLP (contained in Exhibit 5.1)†
23.3	—	Powers of Attorney (contained on the signature page of the initial filing of this registration statement)†

†                                          Previously filed.

*                                         To be filed by amendment.